[LOGO] Banco Itau Holding Financeira S. A.

Consolidated Financial Statements / March 31, 2003

Management Report - First Quarter 2003

To our Stockholders:

We are pleased to present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. and its subsidiaries for the first quarter of 2003, which have been prepared in accordance with the regulations of the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM).

The Economy

The new administration, which took office in January, has taken actions based on market-oriented mechanisms, while demonstrating the will to implement structural reforms. This has had favorable repercussions on Brazil’s sovereign risk and the exchange rate.

Accumulated inflation in the first quarter of the year was 5.1% (IPCA). This was primarily attributable to the strong currency devaluation in 2002. Monetary and fiscal policies have remained austere, thus postponing the return to strong economic growth. On the other hand, these policies have been effective in combating inflation and provoking valuation of the Brazilian Real.

Foreign investor confidence has been recovering gradually, making it possible for the private sector to borrow US$ 4.1 billion over the first three months of the year. A successful offering of US$ 1 billion in Brazilian government bonds took place at the end of April. In addition, the objectives agreed to with the IMF will most likely be met, allowing the disbursement of approximately US$ 26 billion over the year, which together with the growing trade surplus, should guarantee that there will be no surprises in relation to the balance of payments.

Significant events in the quarter

Conclusion of association between Banco Itaú and Banco BBA Creditanstalt and creation of Banco Itaú-BBA

The association of Banco Itaú S.A. and Banco BBA Creditanstalt S.A. has been concluded and approved by BACEN; financial settlement occurred on February 26, 2003. The new bank, Banco Itaú-BBA S.A., already in operation, is now the distribution channel for specialized services provided to large corporate customers of Itaú. The new team includes specialized professionals who bring together the competencies and know-how required to do business in this important and competitive market segment.

BBA Creditanstalt’s private banking, asset management, and brokerage services areas, as well as the consumer finance portfolio of Fináustria Companhia de Crédito, Financiamento e Investimento have been transferred to Banco Itaú. The assimilation of these areas significantly strengthens the already prominent position of the Bank in these markets.

Acquisition of Banco Fiat

The formation of a strategic partnership with Fiat Automóveis S.A. was concluded on March 26, 2003, resulting in the acquisition of 99.99% of the capital of Banco Fiat S.A. by Banco Itaú. The Central Bank of Brazil has approved the acquisition; all contracts have been signed; and financial settlement has occurred.

Renovation of Executive Directors of Banco Itaú and Itaú-BBA

After having reached the statutory age for retirement, Humberto Pinotti, Vice President, and Luiz Cristiano Lima Alves, Executive Director, resigned from the senior management of Banco Itaú after more than ten years of dedicated service.

Sergio Werlang and Fernando Perez joined senior management of Itaú in the Economics and Financial Arbitrage and Human Resource areas. Rodolfo Fischer, Executive Director for Finance, has been promoted to Executive Vice President.

Antonio Carlos Barbosa de Oliveira, who until recently was an Executive Vice President at Itaú, assumed the position of Vice President responsible for the Administrative, Back-Office, Controllership, Market Risk, and Information Technology areas at Itaú-BBA. Senior management of Itaú-BBA also includes Eduardo Vassimon, Vice President for the International, Product, Customer Trading, and Treasury areas, and Candido Bracher, Vice President for the Commercial, Capital Markets, and Human Resource Policy areas. These three vice presidents report to Fernão Bracher, President of Itaú-BBA.

As a result of Banco Itaú-BBA assuming responsibility for large corporate customers, Sérgio Silva de Freitas, Senior Vice President, has assumed full responsibility for the middle market segment, known as Itaú Empresas, as well as the credit policy of Banco Itaú and coordination of the credit, product, and collections areas.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	1

Change in the Board of Directors

During the Ordinary and Extraordinary General Meetings held on April 30, 2003, Dr. Luiz Assumpção Queiroz Guimarães requested his exclusion from the position of a member of the Board of Directors. Dr. Luiz Assumpção Queiroz Guimarães entered the Itaúsa Group in 1960, where he built a strong professional career, having executive roles in different companies of the Group. In 1995, he became a member of the Board of Directors and, as from 1999, of the Internal Controls Committee.

Due to the significant services he rendered and contributions he made to the growth of Banco Itaú, the General Meeting decided to register, in its minutes, a tribute to Dr. Luiz Assumpção Queiroz Guimarães.

During the same meetings, Dr. Fernão Carlos Botelho Bracher, Director-President of Itaú-BBA, was elected member of the Board of Directors.

Main Financial Indicators

Banco Itaú Holding continued its solid performance, showing an annualized return of 31.8% in the quarter.

	03/31/03 (1)	03/31/02	% Change
Results - R$ million
Net income from financial operations	2,529	1,411	79.3
Operating income	1,919	699	174.3
Consolidated recurring net income	1,246	504	147.3
Consolidated net income	714	504	41.8
Per thousand shares - R$
Consolidated net income	6.26	4.52	38.5
Book value	87.49	70.42	24.2
Interest on own capital	2.65	1.07	147.7
Price of Registered Preferred Share (PN) (2)	175.26	190.14	(7.8)
Price of Common Share (ON) (2)	160.54	188.64	(14.9)
Total interest on own capital - R$ million	302	119	153.3
Market capitalization (3) - R$ million	19,998	21,176	(5.6)
Balance Sheet - R$ million
Total Assets	113,098	79,370	42.5
Total Loans	46,390	32,540	42.6
Own unrestricted, third-party and managed funds	157,776	120,469	31.0
Subordinated Debt	4,966	1,409	252.5
Consolidated Stockholders’ Equity	9,983	7,842	27.3
Regulatory Capital (4)	17,144	10,745	59.5
Financial Ratios (%)
Annualized recurring return	60.1	28.3
Annualized return	31.8	28.3
Return on assets	2.5	2.6
Liquidity ratio (Basel)	19.7	15.2
Efficiency ratio	40.1	55.4
Fixed asset ratio	34.2	36.1
(1)	Banco Fiat is only consolidated in the balance sheet, with no effect on profit and loss.
(2)	Based on the average quotation in the month of March.
(3)	Calculated based on the average quotation for preferred shares in March.
(4)	Based on capital calculated in accordance with Resolution 2837, and the economic-financial consolidation.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	2

Assets and Loans

Total assets of Banco Itaú Holding reached R$ 113,098 million, growing 42.5% in the past twelve months. The loan portfolio reached R$ 46,390 million, increasing 42.6% in relation to the same period in 2002. One of the reasons for this growth was the consolidation of the portfolios of BBA and Fiat (R$ 10,601 million).

Interbank deposits and investments in securities increased 44.4% in relation to March 2002.

(In millions of R$)	03/31/02 (A)	12/31/02 (B)	03/31/03 (C)	% Change (C/B)	% Change (C/A)
Total loans	32,540	45,414	46,390	2.1	42.6
Local currency	24,086	29,189	31,203	6.9	29.5
Individuals	11,843	12,451	14,378	15.5	21.4
Small businesses and middle market	2,946	3,785	3,906	3.2	32.6
Large companies	9,297	12,953	12,919	(0.3)	39.0
Foreign currency	8,454	16,225	15,187	(6.4)	79.6
Foreign trade	5,341	11,242	10,772	(4.2)	101.7
Banco Itaú Buen Ayre	337	476	528	10.9	57.0
Other	2,776	4,507	3,887	(13.7)	40.0

Interbank deposits	8,797	16,972	15,131	(10.8)	72.0
Total loans	19,687	25,188	25.992	4.5	32.0

Credit policy and provisions

In the quarter, R$ 550 million was added to the allowance for loan losses, of which R$ 101 million recorded in “Extraordinary Results”. In addition to the minimum provisions - required by BACEN Resolution 2682/99 - totaling R$ 2,285 million, Banco Itaú Holding held an excess provision of R$ 843 million. These two provisions total R$ 3,128 million, which was equal to 7.9% of total loans outstanding as of March 31, 2003 (9.5% in the same quarter of 2002). This amount also exceeds non-accrual loans by R$ 1,477 million, which in turn represent 4.2% of the total portfolio (5.7% as of March 2002). A total of R$ 86 million which had previously been written off was recovered in the first quarter.

Funds raised and managed

Total consolidated funds grew 3.2% in relation to December 2002. Growth in these areas was strongly affected by the assimilation of Banco BBA’s portfolios, reaching 50.5% in relation to the same period in 2002.

In the quarter, the Cayman Branch of Banco Itaú completed two international fixed rate offerings which totaled approximately US$ 265 million.

The participation of Banco Itaú in international offerings, distribution, and trading of fixed income securities was also significant. Total volume traded reached US$ 2,931 million, including US$ 1,353 million in purchases and US$ 1,578 million in sales. The operations of the trading desks of Banco Itaú, our Broker Dealer (NY), Banco Itaú Europa (Lisbon) and London all contributed to this performance.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	3

Asset management

Banco Itaú Holding ended the quarter with R$ 62,852 million in assets under management, ranking second among private banks in the Brazilian market. This position reflects the technical skill and processing capacity of the organization in this highly specialized segment.

The integration of the team, customers, managed portfolios, and mutual funds of BBA Investimentos into Banco Itaú was completed in the quarter, consolidating the leadership of Banco Itaú Holding as the largest private asset manager among institutional investors, with a total portfolio of R$ 20,797 million.

Banco Itaú Holding remained the leading asset manager in the private banking segment, managing assets totaling approximately R$ 7,441 million.

(In millions of R$)	03/31/02 (A)	12/31/02 (B)	03/31/03 (C)	% Change (C/B)	% Change (C/A)
Total funds	120,469	152,907	157.776	3.4	31.0
Own unrestricted funds	5,178	6,606	7,600	15.0	46.8
Deposits and borrowing	58,017	87,134	87,324	0.2	50.5
Demand deposits	5,902	10,196	7,296	(28.4)	23.6
Savings deposits	15,531	17,757	17,251	(2.9)	11.1
Time deposits	4,664	9,930	11,684	17.7	150.5
Money market borrowing	11,586	11,876	11,417	(3.9)	(1.5)
Acceptances and securities issued	3,136	4,555	5,256	15.4	67.6
Interbank deposits	633	533	1,021	91.5	61.1
Borrowing through on-lending	3,105	4,552	4,523	(0.7)	45.6
Borrowing through loans	4,670	10,017	9,379	(6.4)	100.8
Trade and Tax Collection	754	318	893	180.5	18.4
Foreign Exchange	2,960	6,708	8,087	20.6	173.2
Technical provisions for insurance, pension funds, and premium bonds	3,280	4,403	4,804	9.1	46.5
Subordinated debt	1,409	5,707	4,966	(13.0)	252.5
Itaú Buen Ayre	387	582	747	28.3	93.0
Managed assets	57,274	59,167	62,852	6.2	9.7
Investment funds	51,260	54,200	57,987	7.0	13.1
Managed portfolios	6,014	4,967	4,865	(2.1)	(19.1)

Banco ITAÚ Europa

Banco Itaú Europa’s performance in capital markets stood out in the quarter, contributing decisively to the first offering of Banco Itaú denominated in Euros, which totaled € 60 million, as well as the issue of Euro Certificates of Deposit totaling US$ 200 million. The Bank worked in a coordinated effort together with the various units of Banco Itaú Holding in Brazil and New York to assure broad geographic distribution among a diversified group of investors.

Also noteworthy were the start-up of activities of the London branch of Itaú Europa on January 1, 2003, the main thrust of which will be the capital markets area, primarily Brazilian debt, as well as the assumption of control over Banco Itaú Europa Luxemburgo S.A. on March 29, 2003, the main business of which is private banking.

The positive financial indicators presented by the Bank confirm its financial soundness and the expansion of the various business areas that contributed decisively to the diversification of revenues.

(In millions of R$)
Itaú Europa + Itaú Europa Luxembourg	03/31/03	03/31/02	% Change
Consolidated Assets	8,641	4,132	109.4
Credit Operations	2,819	1,189	137.1
Own unrestricted and third-party funds	8,300	3,962	109.5
Managed assets	1,143	668	71.0
Stockholders equity	848	482	75.8
Net income	21	15	41.4
Annualized return (%)	10.1	12.6	-
Annualized return on assets (%)	1.0	1.4	-
Liquidity ratio (%)	24.5	26.9	-

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	4

Insurance, pension plans, and capitalization

Itaú Seguros (Itauseg) and its subsidiaries presented net income of R$ 163 million in the quarter, representing an annualized return of 38.8% on stockholders’ equity of R$ 1,912 million. Consolidated premiums, excluding medical/health insurance, reached R$ 450 million and technical provisions totaled R$ 839 million. The claims ratio was 61.1%, compared to 49.8% in the first quarter of 2002. The combined ratio reached 105.1%, compared to 92.4 % in the first quarter of 2002.

The transfer of the individual life insurance portfolio sold through the Bank to Itauprev, concluded in November 2002, changed product mixes. It is important to note that the rest of Itauseg’s life insurance portfolio mainly consists of group life insurance, which has a claims ratio profile that is higher than the individual portfolio (which was the major component in the first quarter of 2002).

Itaú Previdência e Seguros (Itauprev) was ranked third in technical provisions and second in revenue and technical provisions for the PGBL and VGBL product families. Revenue from pension plans and VGBL premiums totaled R$ 331 million in the quarter, growing 144.6% in relation to the same quarter in the prior year. The investment portfolio for pension plans and VGBL grew 102.6% in relation to the first quarter of 2002, reaching R$ 3,017 million.

Technical provisions for Itaú Capitalização totaled R$ 897 million.

Independent auditors - CVM intruction Nº. 381

In compliance with the directives of CVM Instruction nº. 381 dated January 14, 2003, we inform that, during the first quarter of 2003, PricewaterhouseCoopers Auditores Independentes did not provide to Banco Itaú Holding Financeira S.A. any services unrelated to the external audit which had fees that exceeded 5% of total external audit costs.

The policy complied with by Banco Itaú Holding, subsidiary companies, parent company or members of the same economic group regarding the engagement of services not related to external audit from our independent auditors is based on the principles preserving the independence of the auditor. These principles consist in: (a) the auditor should not audit his own work, (b) the auditor should not perform managerial roles for his client, and (c) the auditor should not promote the interests of its client.

Acknowledgements

We wish to thank our stockholders for their support and trust, both of which are indispensable for Itaú’s continued development. We are also grateful to our customers for their trust and loyalty, which we attempt to reciprocate by providing services with quality and convenience that meet their financial service needs. To our employees and associates, we also wish to give special recognition to our employees and collaborators for the efforts which they have dedicated to the Bank, enabling the Bank to achieve outstanding results, and constant improvements in our products and services.

(Approved at the Board of Directors Meeting held on May 5, 2003)

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	5

Consolidated Balance Sheet

(In Thousands of Reais)
	03/31/2003 (Note 2)		03/31/2002 (Note 2)
ASSETS	With BBA and FIAT	Without BBA and FIAT
CURRENT ASSETS AND LONG-TERM RECEIVABLES	109,683,313	91,357,303	76,124,079
CASH AND CASH EQUIVALENTS	1,729,840	1,690,028	1,873,070
SHORT-TERM INTERBANK DEPOSITS (Notes 4b and 5)	15,130,841	11,058,665	8,796,653
Money market	9,581,427	5,182,183	5,032,010
Interbank deposits	5,551,256	5,878,346	3,764,897
(Allowance for losses)	(1,842)	(1,864)	(254)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 6)	25,992,163	21,863,119	19,686,887
Own portfolio	13,039,210	12,113,409	12,608,365
Fund quotas of PGBL/VGBL	1,673,288	1,673,288	556,600
Subject to repurchase commitments	1,732,195	1,804,915	4,596,874
Pledged in guarantee	5,501,687	3,963,375	1,838,024
Derivative financial instruments	2,155,698	1,175,139	465,775
Deposited with the Central Bank	1,890,085	1,132,993	351,632
(Valuation allowance)	-	-	(730,383)
INTERBANK ACCOUNTS	10,697,512	10,495,311	7,927,423
Pending settlements	1,592,978	1,585,512	3,515,092
Compulsory deposits	9,092,056	8,897,337	4,408,005
Central Bank deposits	8,796,289	8,601,571	4,195,381
National Housing System	295,767	295,766	212,624
Correspondents	12,478	12,462	4,326
INTERBRANCH ACCOUNTS	18,434	18,434	32,383
Third-party funds in transit	3,593	3,593	3,180
Own funds in transit	14,841	14,841	29,203
LOAN OPERATIONS (Notes 4b, 4c and 7)	31,933,388	23,999,516	21,083,811
Public Sector	969,558	833,373	452,069
Private Sector	33,846,086	25,622,702	23,111,514
(Allowance for loan losses)	(2,882,256)	(2,456,559)	(2,479,772)
LEASING OPERATIONS (Notes 4b, 4e and 7)	858,378	746,585	1,208,318
Private Sector	941,639	826,038	1,328,829
(Allowance for leasing losses)	(83,261)	(79,453)	(120,511)
OTHER RECEIVABLES	22,268,088	20,466,036	14,811,392
Foreign exchange portfolio (Note 9)	10,361,719	9,285,163	3,898,416
Income receivable	992,680	975,797	650,693
Negotiation and intermediation of securities	443,812	172,076	530,275
Specific credits	-	-	56,853
Sundry (Note 10a)	10,632,470	10,179,908	9,743,161
(Allowance for losses) (Notes 4e and 7e)	(162,593)	(146,908)	(68,006)
OTHER ASSETS	1,054,669	1,019,609	704,142
Other	437,133	412,216	417,442
(Valuation allowances)	(126,630)	(118,375)	(138,705)
Prepaid expenses (Note 4f)	744,166	725,768	425,405

PERMANENT ASSETS	3,414,334	5,692,807	3,246,376
INVESTMENTS (Note 4g and 13a)	913,321	3,239,317	731,482
Investment in subsidiaries and affiliates	779,168	3,119,952	391,540
Investments in BBA and FIAT (Note 2)	-	2,341,203	-
Domestic	111,150	111,150	106,758
Foreign	668,018	667,599	284,782
Other investments	192,424	176,319	346,345
(Allowance for losses)	(58,271)	(56,954)	(6,403)
FIXED ASSETS (Note 4h)	2,214,770	2,178,937	2,265,576
Property for own use	2,180,756	2,159,944	2,436,258
Other fixed assets	2,402,174	2,347,452	2,078,372
(Accumulated depreciation)	(2,368,160)	(2,328,459)	(2,249,054)
DEFERRED CHARGES (Note 4i)	286,243	274,553	249,318
Organization and expansion expenses	570,868	532,330	456,550
(Accumulated amortization)	(284,625)	(257,777)	(207,232)

TOTAL ASSETS	113,097,647	97,050,110	79,370,455

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	6

Consolidated Balance Sheet

	03/31/2003 (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY	With BBA and FIAT	Without BBA and FIAT	03/31/2002 (Note 2)

CURRENT AND LONG-TERM LIABILITIES	101,988,521	86,079,109	70,902,717
DEPOSITS (Notes 4b and 8b)	37,991,327	32,249,567	27,110,064
Demand deposits	7,560,972	6,926,501	5,981,122
Savings deposits	17,357,983	17,357,983	15,635,811
Interbank deposits	1,042,283	675,781	636,418
Time deposits	12,030,089	7,289,302	4,856,713
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 8c)	11,417,344	10,172,909	11,586,202
Own portfolio	7,914,421	7,884,349	8,848,307
Third-party portfolio	3,502,923	2,288,560	2,737,895
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES (Notes 4b and 8d)	5,256,211	3,687,845	3,135,584
Foreign acceptance funds	153,359	-	-
Mortgage notes	-	-	529,318
Debentures	599,389	545,122	188,346
Foreign borrowings in securities	4,503,463	3,142,723	2,417,920
INTERBANK ACCOUNTS	1,739,592	1,705,973	3,136,659
Pending settlements	1,462,871	1,459,159	3,010,663
Interbank onlending	29,907	-	480
Correspondents	246,814	246,814	125,516
INTEBRANCH ACCOUNTS	719,205	718,016	448,064
Third-party funds in transit	713,839	712,650	445,137
Own funds in transit	5,366	5,366	2,927
BORROWINGS (Notes 4b and 8e)	9,379,221	5,927,215	4,676,935
Domestic - public institutions	7,585	7,585	6,686
Domestic - other institutions	427,127	424,780	486,048
Foreign borrowings	8,944,509	5,494,850	4,184,201
ON-LENDING BORROWINGS FROM PUBLIC INSTITUTIONS (Notes 4d and 8e)	4,522,659	3,247,452	3,105,415
Federal Development Bank (BNDES)	3,159,963	2,210,313	2,263,631
Federal Savings and Loans Bank (CEF)	32,382	32,382	37,959
Federal Capital Goods Financing Agency (FINAME)	1,250,986	935,540	803,273
Other institutions	79,328	69,217	552
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 6e)	1,276,691	730,283	528,609
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION - (NOTE 4j)	4,804,352	4,804,352	3,279,887
OTHER LIABILITIES	24,881,919	22,835,497	13,895,298
Collection of taxes and contributions	892,545	840,070	753,811
Foreign exchange portfolio (Note 9)	8,094,416	7,552,121	2,960,533
Corporate and statutory liabilities	467,176	452,845	171,603
Taxes and social security contributions	2,845,145	2,218,698	2,595,092
Negotiation and intermediation of securities (Note 10b I)	2,213,175	1,710,724	1,430,999
Subordinated debts (Note 8f)	4,965,667	4,893,777	1,408,788
Sundry (Note 10b II)	5,403,795	5,167,262	4,574,472

DEFERRED INCOME	94,917	38,362	43,348

MINORITY INTEREST IN SUBSIDIARIES	1,030,817	949,247	581,942

STOCKHOLDERS’ EQUITY (Note 15)	9,983,392	9,983,392	7,842,448
Capital	4,780,000	4,780,000	3,707,171
Domestic	3,983,620	3,983,620	2,978,545
Foreign	796,380	796,380	728,626
Capital reserves	4,884,910	4,884,910	182,326
Retained earnings	527,780	527,780	4,340,640
Adjustment to market value - securities and derivatives (Notes 4c, 6c and 6f)	170,190	170,190	-
(Treasury shares)	(379,488)	(379,488)	(387,689)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	113,097,647	97,050,110	79,370,455

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	7

Consolidated Statement of Income

			(In Thousands of Reais)
	01/01 to 03/31/2003 (Note 2)		01/01 to 03/31/2002 (Note 2)
	With BBA	Without BBA
INCOME FROM FINANCIAL OPERATIONS	3,920,853	3,361,230	3,155,046
Loans	1,690,721	1,564,056	1,750,589
Leases	75,803	70,169	95,494
Securities	1,687,829	1,401,556	1,258,459
Trade finance and foreign exchange portfolio	215,499	84,272	(7,223)
Compulsory deposits	251,001	241,177	57,727

EXPENSES FROM FINANCIAL OPERATIONS	(1,391,358)	(1,161,937)	(1,744,103)
Deposits, money market and interbank funds	(1,261,868)	(929,257)	(1,162,952)
Borrowings, assignments and onlendings	319,060	170,847	(150,210)
Provision for loan and lease losses (Notes 4e, 7e and 7f I)	(448,550)	(403,527)	(430,941)

NET INCOME FROM FINANCIAL OPERATIONS	2,529,495	2,199,293	1,410,943

OTHER OPERATING INCOME (EXPENSES)	(610,531)	(423,765)	(711,475)
Banking services fees (Note 10c)	1,203,390	1,178,126	1,000,705
Income from insurance, pension plan and capitalization operations	173,663	173,663	161,446
Income from insurance premiums, pension plan and capitalization	892,562	892,562	654,448
Expenses from technical provisions for insurance, pension plan and capitalization	(344,653)	(344,653)	(196,624)
Insurance claims	(223,817)	(223,817)	(176,787)
Selling expenses	(54,883)	(54,883)	(54,616)
Pension plans benefits expenses	(112,479)	(112,479)	(75,141)
Other income and insurance operating expenses	16,933	16,933	10,166
Personnel expenses (Note 10d)	(733,505)	(711,542)	(716,595)
Other administrative expenses (Note 10e)	(1,007,552)	(960,777)	(915,958)
Tax expenses (Note 12a II)	(249,095)	(229,619)	(185,075)
Equity in income of unconsolidated investments (Notes 2 and 13b)	18,519	146,495	3,796
Other operating income (Note 10f)	224,144	177,552	72,942
Other operating expenses (Note 10g)	(240,095)	(197,663)	(132,736)

OPERATING INCOME	1,918,964	1,775,528	699,468

NON-OPERATING INCOME	(37,061)	(32,721)	(14,674)

INCOME BEFORE TAXATION AND PROFIT SHARING	1,881,903	1,742,807	684,794

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4k and 12a I)
Due on operations for the period	(527,197)	(421,409)	(168,236)
Deferred related to temporary additions	(33,108)	(30,117)	25,024

EXTRAORDINARY RESULT (Note 11)	(531,533)	(528,288)	-

PROFIT SHARING
Employees - Law 10101 of 12.19.2000	(56,029)	(45,346)	(26,842)
Administrative - Statutory - Law 6404 of 12.15.1976	(22,307)	(8,128)	(3,279)

MINORITY INTERESTS	2,433	4,643	(7,769)

NET INCOME	714,162	714,162	503,692

NUMBER OF OUTSTANDING SHARES (Note 15b)	114,110,109,980	114,110,109,980	111,369,911,323
NET INCOME PER THOUSAND SHARES - R$	6.26	6.26	4.52
STOCKHOLDERS’ EQUITY PER THOUSAND SHARES - R$	87.49	87.49	70.42

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	8

Notes to the Consolidated Financial Statements

Periods from 01/01 to March 31, 2003 and 2002 (In Thousands of Reais)

Note 1 - Operations

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with highlight to Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Savings Consortia and Securities Brokerage.

On February 27, 2003, the Central Bank of Brazil approved the corporate reorganization by which the companies and the different business areas are now under the corporate control of ITAÚ HOLDING, which absorbed the entire capital stock of Banco Itaú S.A. (ITAÚ), which therefore became its wholly-owned subsidiary.

Note 2 - Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and its subsidiary companies (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting policies derived from the Brazilian Corporate Law and instructions issued by the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP) and the Central Bank of Brazil (BACEN), which include the use of estimates necessary to calculate accounting provisions.

Due to the corporate reorganization mentioned in Note 1, for comparison purpose, the Consolidated Financial Statements of ITAÚ and Subsidiary Companies for the first quarter of 2002 are being presented.

On December 31, 2002, ITAÚ HOLDING acquired the shareholding control of Banco BBA Creditanstalt S.A. and subsidiaries (BBA), current Banco Itaú-BBA S.A. and, on March 26, 2003, of Banco FIAT S.A. and subsidiary company (FIAT). For a better understanding of the evolution of the main accounts, in view of the mentioned acquisition, the financial statements of the first quarter of 2003, and corresponding Notes to the financial statements, are presented as follows:

-

In the Balance Sheet, information about ITAÚ HOLDING CONSOLIDATED including information on BBA and FIAT (With BBA and FIAT) and without this information (Without BBA and FIAT), which are comparative with the balances as of March 31, 2002, and comprising only the investments in BBA and FIAT in a specific account, thus, without considering all asset and liability accounts in the consolidation;

-

In the Statement of income for the period, information about ITAÚ HOLDING CONSOLIDATED, including information on BBA (With BBA) and without this information (Without BBA), which are also comparative with the amounts of the first quarter of 2002, comprising the income from BBA exclusively in line item “Equity in the earnings of affiliated and subsidiary companies”, without consolidating, thus, all its income and expenses;

-	Since the investment in FIAT occurred on March 26, 2003, it has not generated effects on Income for the period, except for the amortization of goodwill, recorded in extraordinary result.

The consolidated financial statements are being presented without the segregation between Current and Long-term assets and liabilities, consistent with the prior quarterly information.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	9

a)  Risk Based Capital and Fixed Asset Ratio

I.

The main indicators at March 31, 2003 obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), including BBA and FIAT, according to current legislation, are as follows:

	Financial System Consolidated (1)	Economic-Financial Consolidated (2)
Referential equity (3)	16,935,540	17,143,649
Risk Based Capital Ratio	20.5%	19.7%
Tier I	13.6%	13.2%
Tier II	6.9%	6.5%
Fixed asset ratio (4)	46.5%	34.2%
Excess capital in relation to fixed assets	592,670	2,701,703
(1)	Consolidated financial statements including only financial companies.
(2)	Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is of the sum of ownership interest by an institution with that of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.
(3)	The Brazilian Central Bank through Resolution 2802 of December 21, 2000, later substituted by Resolution 2837 of May 30, 2001, determined the Referential Equity for purposes of calculating operational limits as being the sum of both TIER I and TIER II levels, following international experience, each of them comprising items from Stockholders’ Equity as well as subordinated debts and hybrid capital and debt instruments.
(4)	The difference between the Fixed Asset Ratio of the Financial System Consolidated and the Economic-Financial Consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in Fixed Asset Ratio of the Economic-Financial Consolidated and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Risk Based Capital ratio (19.7%) based on economic-financial consolidated to be adequate, considering that:

a)	It is higher than the minimum required by authorities (11.0%).
b)

BACEN through Resolution 3155 of October 8, 2002 increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure. BACEN Resolution 3156 of October 11, 2002 increased its percentage to 100%, despite the fact that there has been no risk increase associated to the foreign exchange exposure of the Institution. Had BACEN maintained the percentage of 50%, the ratio would be 20.9%.

c)

BACEN through Resolution 3059 of December 20, 2002 determined the exclusion for calculation of the Tier I of the Referential Equity, of tax credits which expected realization is higher than five years. The related exclusion will be gradual, that is, 20% as from January 2004 until 100% in January 2008. The aforementioned Resolution also determined that, as from January 2008, the other tax credits will correspond to, at most 40% of the Tier I of the Referential Equity, after the exclusion previously described. Preliminary studies indicate that were these measures already in effect, the Risk Based Capital and Fixed Asset Ratio would not suffer a significant effect.

d)	The ratio increases to 20.4%, when all of the tax credits of BANESTADO are recorded in the financial statements basis (ITAÚ HOLDING) used to establish limits.
e)

This ratio would increase to 22.9% after considering item (d) above and other realization asset amounts (Note 16), the amount of provisions exceeding the minimum required and the tax credits not recorded.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	10

II.	The adjusted referential equity is used on March 31, 2003 to calculate this ratio as follows:

	Financial System Consolidated	Economic-Financial Consolidated
ITAÚ HOLDING stockholders’ equity (individual)	11,199,294	11,199,294
Minority interest not eliminated in the consolidation	795,088	1,006,768
Unrealized profits of operations with subsidiary	(24,509)	(28,080)
Consolidated stockholders’ equity (BACEN)	11,969,873	12,177,982

Subordinated debt	4,965,667	4,965,667

Referential equity	16,935,540	17,143,649
Adjustments:
SWAP operation risk	23,902	23,902
Foreign exchange risk	1,780,228	1,780,228
Interest rate risk	121,235	119,842
Other	196,721	196,721
Adjusted Referential Equity	14,813,454	15,022,956

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	11

The effects resulting from the changes during the year, due to changes in the legislation or variation in the balances are shown below:

Evolution of the Risk Based Capital ratio

	Financial System Consolidated			Economic-Financial Consolidated
	Adjusted referential rate	Weighted assets	Effect	Adjusted referential rate	Weighted assets	Effect
Ratio at March 31, 2002	10,727,701	54,145,191	19.8%	8,316,775	54,828,342	15.2%
Quarterly results	535,426	-	1.0%	664,265	-	1.2%
Interest on own capital	(60,798)	-	-0.1%	(60,798)	-	-0.1%
Valuation adjustments to securities and derivatives - Circulars 3068 and 3082	(12,981)	-	0.0%	(12,981)	-	0.0%
Increase in interest rate risk	(45,719)	-	-0.1%	(44,925)	-	-0.1%
Purchase of treasury shares	(39,295)	-	-0.1%	(39,295)	-	-0.1%
Increase in foreign exchange exposure	(266,291)	-	-0.5%	(266,291)	-	-0.5%
Subordinated debt	478,028	-	0.9%	478,028	-	0.9%
Corporate restructuring	(1,504,859)	-	-2.8%	-	-	0.0%
Exchange variation of equity in the earnings of foreign affiliated companies controlled by non-financial institutions	394,643	-	0.7%	-	-	0.0%
Other increases (reductions) in referential equity	(5,844)	-	0.0%	(3,646)	-	0.0%
Increase (decrease) in weighted assets	-	4,238,142	-1.3%	-	4,111,559	-1.2%
Ratio at June 30, 2002	10,200,011	58,383,333	17.5%	9,031,132	58,939,901	15.3%
Quarterly results	577,399	-	1.0%	751,744	-	1.3%
Interest on own capital	(82,603)	-	-0.1%	(82,603)	-	-0.1%
Valuation adjustments to securities and derivatives	(272,444)	-	-0.5%	(272,444)	-	-0.5%
Decrease in interest rate risk	26,530	-	0.0%	25,956	-	0.0%
Purchase of treasury shares	(12,821)	-	0.0%	(12,821)	-	0.0%
Decrease in foreign exchange exposure	1,721,564	-	2.9%	1,721,564	-	2.9%
Subordinated debt	261,589	-	0.4%	261,589	-	0.4%
Exchange variation of equity in the earnings of foreign affiliated companies controlled by non-financial institutions	679,711	-	1.2%	-	-	0.0%
Other increases (reductions) in referential equity	29,255	-	0.1%	(11,259)	-	0.0%
Increase (decrease) in weighted assets	-	9,443,656	-3.1%	-	8,496,294	-2.4%
Ratio at September 30, 2002	13,128,191	67,826,989	19.4%	11,412,858	67,436,195	16.9%
Quarterly results	673,915	-	1.0%	654,448	-	1.0%
Interest on own capital	(565,856)	-	-0.8%	(565,856)	-	-0.8%
Valuation adjustments to securities and derivatives	349,265	-	0.5%	349,265	-	0.5%
Increase in interest rate risk	(6,988)	-	0.0%	(6,954)	-	0.0%
Increase in foreign exchange exposure (Note 2a I, observation b)	(1,746,831)	-	-2.6%	(1,746,831)	-	-2.6%
Subordinated debt	789,027	-	1.1%	789,027	-	1.2%
Elimination of investments through non-financial subsidiaries	(1,912,157)	(1,912,157)	-2.4%	-	-	0.0%
Other increases (reductions) in referential equity	3,982	-	0.0%	(27,218)	-	-0.1%
Increase (decrease) in weighted assets	-	(5,680,601)	1.5%	-	(3,026,176)	0.8%
Effects of the acquisition of BBA	3,087,750	11,865,814	1.4%	3,085,561	11,451,538	1.5%
Ratio at December 31, 2002	13,800,298	72,100,045	19.1%	13,944,300	75,861,557	18.4%
Quarterly results	1,081,988	-	1.5%	1,086,818	-	1.4%
Interest on own capital	(302,289)	-	-0.4%	(302,289)	-	-0.4%
Valuation adjustments to securities and derivatives	138,217	-	0.2%	138,217	-	0.2%
Decrease in interest rate risk	18,968	-	0.0%	18,958	-	0.0%
Treasury stock	(117,583)	-	-0.1%	(117,583)	-	-0.1%
Decrease in foreign exchange exposure	377,882	-	0.5%	377,882	-	0.5%
Subordinated debt	(196,954)	-	-0.3%	(196,954)	-	-0.3%
Other increases (reductions) in referential equity	19,618	-	0.0%	80,298	-	0.1%
Increase (decrease) in weighted assets	-	(2,773,754)	0.8%	-	(2,592,796)	0.7%
Effects of the acquisition of FIAT	(6,691)	2,812,241	-0.8%	(6,691)	2,932,390	-0.8%
Ratio at March 31, 2003	14,813,454	72,138,532	20.5%	15,022,956	76,201,151	19.7%

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	12

Note 3 - Consolidated Financial Statements

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, including those listed below:
		Participation %
		03/31/2003	03/31/2002
FINANCIAL INSTITUTIONS
Banco Itaú S.A.	(1)	100.00	-
Banco Banerj S.A.		99.99	99.99
Banco Bemge S.A.		99.85	99.85
Banco Banestado S.A.		97.40	97.39
Banco Itaú-BBA S.A.	(2)(3)	95.75	-
Banco BEG S.A.		98.83	84.46
Banco Fiat S.A.	(4)	99.99	-
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(5)	19.52	19.52
Banco Itaú Europa, S.A.	(5)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
BBA Creditanstalt Bank Ltd.	(2)	95.75	-
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
Itaú Capitalização S.A.		99.99	99.99
Itaú Previdência e Seguros S.A.		99.99	99.99
Itaú Seguros S.A. and subsidiaries		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard S.A. Administradora de Cartões de Crédito	(6)	33.33	33.33
Redecard S.A.	(6)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION ACTIVITIES
Itaú Administradora de Consórcio Ltda.	(7)	99.99	99.99
Fiat Administradora de Consórcio Ltda.	(4)	99.99	-
NON-FINANCIAL INSTITUTIONS
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, limited		100.00	100.00
Itaú Rent Administração e Participações S.A.		99.99	99.99
Itaúsa Export S.A.	(5)	22.23	22.23
Serasa - Centralização de Serviços dos Bancos S.A.	(6)	32.54	32.41
(1)	Wholly-owned subsidiary as from February 27, 2003, according to Note 1.
(2)	Investments purchased on December 31, 2002.
(3)	New name of Banco BBA Creditanstalt S.A., to be approved by the Brazilian Central Bank.
(4)	Investments purchased on March 26, 2003.
(5)	Affiliated companies included in consolidation with the due authorization from CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).
(6)	Investments proportionally included in the consolidation.
(7)	Operations started in September 2002.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	13

Note 4 - Summary of the Main Accounting Practices

a)

Consolidation - All intercompany transactions and balances have been eliminated on consolidation. Similarly, the unrealized results arising from intercompany operations were eliminated, and the related taxes were deferred.

The goodwill resulting from the purchase of investments are fully amortized during the years that the acquisitions occurred. The recognition of the tax credits relating to Banco BANESTADO S.A. was limited to the goodwill determined during the purchase.

b)

Interbank deposits, remunerated restricted credits - Brazilian Central Bank, loans and leasing operations, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at present value, calculated “pro rata die” based on the variation of contracted index. Real estate loans are adjusted to the present value of future installments. Loans and leasing operations are recorded on the accrual basis until 60 days overdue. Receipts from credit recoveries on loans which had been previously written-off are credited to income from loan and leasing operations.

c)

Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate. BACEN, through Circular 3068, of November 8, 2001, established new criteria for the evaluation and accounting classification of the securities in the portfolios of financial institutions, to be adopted as from June 30, 2002. According to that Circular, securities should be classified in the following categories:

-	trading securities - acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry for the results for the period;
-

securities available for sale - securities that are not intended for negotiation and are maintained through to their maturity. They are adjusted to their market value as a contra-entry an account disclosed in stockholders’ equity; and

-

securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, recorded only at restated cost of acquisition, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized through specific identification at the date of negotiation in the statement of income, as contra-entry to a specific stockholders’ equity account, net of related tax effects.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)

Derivative Financial Instruments - As from June 30, 2002, Derivative Financial Instruments are classified, at the date of acquisition, in accordance with management intention of utilizing these derivative financial instruments as a hedge or not, in conformity with BACEN Circular 3082 of January 30, 2002.

Transactions involving financial instruments, carried out at customer request, at one’s own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

-

Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

-

Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, less of tax effects, when applicable, and recorded in a specific reserve account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	14

e)

Allowance for loan losses - The balance of the allowance for loan losses was constituted based on an analysis of the credit risk in the loan portfolio, in amounts considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

-	Provisions necessary are recorded from the date of the loan disbursements, based on periodic analysis of the quality of the client and the industry and not just in the event of default;
-

Based exclusively on delinquency, write-offs can be made 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f)	Prepaid expenses - These refer to the investments that will result in earnings in future years.

g)

Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The financial statements of foreign branches and subsidiaries, consolidated, are adapted to comply with Brazilian accounting policies and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995.

h)

Fixed assets - These are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rate:

Buildings in use			4%
Installations, furnishings, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

i)

Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight-line over the respective rental periods, and acquisition and development of logical systems, which are amortized on a straight-line basis over five years.

j)

Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to criteria established by CNSP Resolution 89 of 08/19/2002, in effect as from January 1, 2003 and relate basically to:

-

Insurance: provisions for unsettled claims set up based on the notices of loss, in an amount sufficient to cover future commitments and complemented by Provision for Incurred But Not Reported (IBNR) Claims, calculated by actuary based on Provision for unearned premiums relating to the risk coverage period and by provision for insufficient premiums, when necessary.

-

Supplementary Pension Plans and Individual life insurance: benefits and withdrawals claimed but unpaid at the balance sheet date plus, when applicable, the corresponding charges and technical provisions set up by applying mathematical formulas, calculated by an actuary and substantiated by actuarial technical notes approved by SUSEP, denominated mathematical provisions for granted benefits, benefits to be granted, risk fluctuation and coverage for individual life plans.

-	Capitalization: mathematical provisions for withdrawals, raffles and contingencies calculated according to actuarial technical note for each plan.

k)	Income Tax, Social Contribution, PIS and COFINS - The provisions were calculated according to the current legislation at the rates shown below.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS	0.65%
COFINS	3.00%

Amounts subject to litigation have been fully provisioned.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	15

Note 5 - Short-Term Interbank Investments

ITAÚ HOLDING CONSOLIDATED

	With BBA and FIAT						Without BBA and FIAT

	03/31/2003						03/31/2003		03/31/2002

	Carrying Value	%	0-30	31-180	181-365	Over 365	Carrying Value	%	Total	%

Money Market	9,581,427	63.3	9,581,427	-	-	-	5,182,183	46.9	5,032,010	57.2
Funded position	6,390,299	42.2	6,390,299	-	-	-	3,205,418	29.0	1,214,918	13.8
Financed position	3,191,128	21.1	3,191,128	-	-	-	1,976,765	17.9	3,817,092	43.4

Interbank deposits (*)	5,549,414	36.7	4,831,223	414,196	214,402	89,593	5,876,482	53.1	3,764,643	42.8

TOTAL WITH BBA AND FIAT	15,130,841		14,412,650	414,196	214,402	89,593	11,058,665		8,796,653
% per maturity term			95.3	2.7	1.4	0.6

TOTAL WITHOUT BBA AND FIAT	11,058,665		9,320,183	1,138,854	296,625	303,003
% per maturity term			84.3	10.3	2.7	2.7

TOTAL - 03/31/2002	8,796,653		7,740,849	574,442	200,485	280,877
% per maturity term			88.0	6.5	2.3	3.2

          (*) Includes allowance for losses.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	16

Note 6 - Marketable Securities and Derivative Financial Instruments (Assets and Liabilities)

See below the composition by type of instrument, and maturity of the portfolio of Securities and Derivatives, already adjusted to their respective market values. In the case of investments in quotas of investment funds managed by BANCO ITAÚ and subsidiaries, securities and investments comprised in these funds portfolios are allocated in the tables below, distributed by maturity terms.

a)  Summary

	ITAÚ HOLDING CONSOLIDATED Without BBA and FIAT
	Cost	Adjustments to Market Values with impact on:		Market Value	%
		Net income	Stockholders’ equity
Public Securities - Domestic	9,929,187	8,617	245,133	10,182,937	45.4
Financial Treasury Bills	3,291,810	7	(14,919)	3,276,898	14.6
National Treasury Bills	45	-	-	45	0.0
National Treasury Notes	3,747,299	6,824	46,751	3,800,874	17.0
Central Bank Notes	1,688,727	2	280,402	1,969,131	8.8
Treasury/Securitization	211,688	-	(20,716)	190,972	0.9
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	649,912	1,909	(15,929)	635,892	2.8
Others	339,706	(125)	(30,456)	309,125	1.4

Public Bonds - Foreign	901,176	(217)	65,769	966,728	4.3
Portugal	695,222	-	64,146	759,368	3.4
Germany	61,831	(245)	-	61,586	0.3
Argentina (1)	117,154	-	-	117,154	0.5
Mexico	26,937	37	1,623	28,597	0.1
Others	32	(9)	-	23	0.0

Private Securities	8,428,781	3,037	(21,791)	8,410,027	37.5
Bank Certificates of Deposits	2,715,909	741	29	2,716,679	12.1
Shares in Publicly-traded Companies	229,732	732	14,428	244,892	1.1
Debentures	923,017	(1)	(13,167)	909,849	4.1
Promissory Notes	371,839	-	(17)	371,822	1.7
Mortgage Bills	49,908	-	-	49,908	0.2
Rural Producer Certificate	76,251	402	-	76,653	0.3
Fixed Income Funds Quotas	32,362	-	-	32,362	0.1
Fixed Income Funds Quotas - Overseas	83,950	-	1,368	85,318	0.4
Variable Income Funds Quotas	52,831	-	15,985	68,816	0.3
Eurobonds and others	2,526,775	1,163	(39,430)	2,488,508	11.1
Real Estate Receivables Certificates	1,099,811	-	769	1,100,580	4.9
Others	266,396	-	(1,756)	264,640	1.2

Funds quotas of PGBL/VGBL (2)	1,673,288	-	-	1,673,288	7.5

Subtotal - Marketable Securities	20,932,432	11,437	289,111	21,232,980	94.8
Securities for negotiation	7,536,198	11,437	-	7,547,635	33.7
Securities available for sale	13,251,564	-	289,111	13,540,675	60.4
Securities held to maturity	144,670	-	-	144,670	0.6

Derivative Financial Instruments (Assets)	1,395,160	(220,021)	-	1,175,139	5.2
Option premiums	107,143	(1,014)	-	106,129	0.5
Forward Share Agreements	136,754	(10,499)	-	126,255	0.6
Swaps - Difference receivable	1,110,485	(208,508)	-	901,977	4.0
Others	40,778	-	-	40,778	0.2

TOTAL	22,327,592	(208,584)	289,111	22,408,119	100.0

Additional allowance (exceeding minimum requirement)				(545,000)

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				21,863,119
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	743,454	13,171	-	730,283	100.0
Option premiums	75,523	4,665	-	70,858	9.7
Swaps - Difference payable	625,386	8,506	-	616,880	84.5
Others	42,545	-	-	42,545	5.8

	ITAÚ HOLDING CONSOLIDATED Without BBA and FIAT
	0-30	31-90	91-180	181-365	366-720	Above 720

Public Securities - Domestic	155,754	127,933	199,478	1,686,797	1,376,713	6,636,262
Financial Treasury Bills	69,807	123,644	113,847	387,593	449,318	2,132,689
National Treasury Bills	45	-	-	-	-	-
National Treasury Notes	38,838	1,662	62,340	762,594	48,256	2,887,184
Central Bank Notes	-	-	-	362,114	841,480	765,537
Treasury/ Securitization	1	1	2	107,323	2,818	80,827
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	46,025	264	22,463	218	28,971	537,951
Others	1,038	2,362	826	66,955	5,870	232,074

Public Bonds - Foreign	30	11,649	325,663	3,597	69,055	556,734
Portugal	-	10,853	325,551	2,810	69,055	351,099
Germany	-	-	-	787	-	60,799
Argentina (1)	-	-	-	-	-	117,154
Mexico	30	795	112	-	-	27,660
Others	-	1	-	-	-	22

Private Securities	1,813,130	894,645	680,560	1,622,394	258,439	3,140,859
Bank Certificates of Deposits	915,063	765,771	550,423	271,906	44,022	169,494
Shares in Publicly-traded Companies	244,892	-	-	-	-	-
Debentures	5,782	3,658	4,121	160,247	68,475	667,566
Promissory Notes	347,735	-	24,087	-	-	-
Mortgage Bills	-	-	-	-	-	49,908
Rural Producer Certificate	14,627	29,872	20,986	11,149	19	-
Fixed Income Funds Quotas	32,362	-	-	-	-	-
Fixed Income Funds Quotas - Overseas	85,318	-	-	-	-	-
Variable Income Funds Quotas	68,816	-	-	-	-	-
Eurobonds and others	49,481	89,876	80,941	171,735	145,773	1,950,702
Real Estate Receivables Certificates	44,345	-	-	1,006,864	-	49,371
Others	4,709	5,468	2	493	150	253,818

Funds quotas of PGBL/VGBL (2)	1,673,288	-	-	-	-	-

Subtotal - Marketable Securities	3,642,202	1,034,227	1,205,701	3,312,788	1,704,207	10,333,855
Securities for negotiation	2,905,843	974,246	834,879	890,350	293,320	1,648,997
Securities available for sale	725,231	59,981	370,822	2,411,310	1,388,630	8,584,701
Securities held to maturity	11,128	-	-	11,128	22,257	100,157

Derivative Financial Instruments (Assets)	227,111	187,559	183,166	192,315	227,558	157,430
Option premiums	9,422	37,953	30,176	2,000	13,829	12,749
Forward Share Agreements	87,772	34,242	4,241	-	-	-
Swaps - Difference receivable	114,149	109,158	144,088	189,983	199,918	144,681
Others	15,768	6,206	4,661	332	13,811	-

TOTAL	3,869,313	1,221,786	1,388,867	3,505,103	1,931,765	10,491,285

Additional allowance (exceeding minimum requirement)	17.3%	5.5%	6.2%	15.6%	8.6%	46.8%

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	100,260	96,761	175,548	116,276	111,597	129,841
Option premiums	15,793	15,916	12,198	1,878	13,052	12,021
Swaps - Difference payable	73,021	75,686	151,535	113,986	84,832	117,820
Others	11,446	5,159	11,815	412	13,713	-
(1)	Includes mandatory acquisition in order to be compliant with compulsory deposits (R$ 52,526) and bonds to compensate losses associated to loans and leases “pesification” (R$ 64,628).
(2)

PGBL and VGBL pension plan portfolios held by customers and recorded as securities, according to the SUSEP Chart of Accounts, in contra-entry for liabilities, the item Technical Provisions for Pension Plans.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	17

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT
	Cost	Adjustments to Market Values Required with Impact on:		Market Value	%
		Net income	Stockholders' equity

Public Securities - Domestic	12,608,434	13,496	237,242	12,859,172	48.5
Financial Treasury Bills	4,465,070	(2,482)	(23,376)	4,439,212	16.7
Treasury Bills	396,736	1,886	-	398,622	1.5
Treasury Notes	4,212,223	6,829	47,324	4,266,376	16.1
Central Bank Notes	1,689,602	2	280,395	1,969,999	7.4
Treasury/ Securitization	211,688	-	(20,716)	190,972	0.7
DCB - Debt Conversion Bonds and other Brazilian external Debt Securities	1,293,409	7,386	(15,929)	1,284,866	4.8
Others	339,706	(125)	(30,456)	309,125	1.2

Public Securities - Foreign	957,606	(217)	65,769	1,023,158	3.9
Portugal	695,222	-	64,146	759,368	2.9
Germany	61,831	(245)	-	61,586	0.2
Argentina (1)	117,154	-	-	117,154	0.4
United States	26,787	-	-	26,787	0.1
Mexico	26,937	37	1,623	28,597	0.1
Others	29,675	(9)	-	29,666	0.1

Private Securities	8,867,542	104	(41,799)	8,825,847	33.3
Bank Certificates of Deposit	2,604,774	629	29	2,605,432	9.8
Shares in Publicly-traded Companies	336,919	(2,075)	2,322	337,166	1.3
Debentures	1,363,618	(1)	(19,855)	1,343,762	5.1
Promissory Notes	371,839	-	(17)	371,822	1.4
Mortgage Bills	49,908	-	-	49,908	0.2
Rural Producer Certificate	76,251	402	-	76,653	0.3
Fixed Income Funds Quotas	41,447	-	-	41,447	0.2
Fixed Income Funds Quotas - Overseas	116,894	-	1,369	118,263	0.4
Variable Income Funds Quotas	52,830	-	15,986	68,816	0.3
Eurobonds and others	2,481,698	1,149	(40,679)	2,442,168	9.2
Real Estate Receivables Certificates	1,105,226	-	803	1,106,029	4.2
Others	266,138	-	(1,757)	264,381	1.0

Funds Quota of PGBL/VGBL (2)	1,673,288	-	-	1,673,288	6.3

Subtotal - Securities	24,106,870	13,383	261,212	24,381,465	91.9
Trading Securities	8,830,298	13,383	-	8,843,681	33.3
Securities available for sale	14,260,915	-	261,212	14,522,127	54.7
Securities held to maturity	1,015,657	-	-	1,015,657	3.8

Derivative Financial Instruments (Assets)	2,406,029	(250,331)	-	2,155,698	8.1
Option premiums	177,111	13,715	-	190,826	0.7
Forward Share Agreements	136,754	(10,499)	-	126,255	0.5
Swaps - Difference receivable	2,034,777	(253,547)	-	1,781,230	6.7
Others	57,387	-	-	57,387	0.2

TOTAL	26,512,899	(236,948)	261,212	26,537,163	100.0

Additional Allowance (exceeding minimum requirement)				(545,000)

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				25,992,163

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	1,451,583	174,892	-	1,276,691	100.0
Option Premiums	161,624	9,398	-	152,226	11.9
Swaps - Difference payable	1,247,414	165,494	-	1,081,920	84.7
Others	42,545	-	-	42,545	3.3

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT
	0-30	31-90	91-180	181-365	366-720	Above 720

Public Securities - Domestic	722,037	164,884	639,826	2,135,414	1,644,825	7,552,186
Financial Treasury Bills	545,283	160,595	531,589	397,701	528,732	2,275,312
Treasury Bills	45	-	-	398,577	-	-
Treasury Notes	129,645	1,662	84,078	802,526	57,144	3,191,321
Central Bank Notes	-	-	868	362,114	841,480	765,537
Treasury/ Securitization	1	1	2	107,323	2,818	80,827
DCB - Debt Conversion Bonds and other Brazilian external Debt Securities	46,025	264	22,463	218	208,781	1,007,115
Others	1,038	2,362	826	66,955	5,870	232,074

Public Securities - Foreign	30	38,436	325,663	3,597	69,055	586,377
Portugal	-	10,853	325,551	2,810	69,055	351,099
Germany	-	-	-	787	-	60,799
Argentina (1)	-	-	-	-	-	117,154
United States	-	26,787	-	-	-	-
Mexico	30	795	112	-	-	27,660
Others	-	1	-	-	-	29,665

Private Securities	1,914,405	891,916	578,302	1,709,862	362,304	3,369,058
Bank Certificates of Deposit	882,044	765,771	455,383	288,718	44,022	169,494
Shares in Publicly-traded Companies	337,166	-	-	-	-	-
Debentures	5,782	3,658	4,879	206,606	172,340	950,497
Promissory Notes	347,735	-	24,087	-	-	-
Mortgage Bills	-	-	-	-	-	49,908
Rural Producer Certificate	14,627	29,872	20,986	11,149	19	-
Fixed Income Funds Quotas	41,447	-	-	-	-	-
Fixed Income Funds Quotas - Overseas	118,263	-	-	-	-	-
Variable Income Funds Quotas	68,816	-	-	-	-	-
Eurobonds and others	49,471	87,147	72,965	196,032	145,773	1,890,780
Real Estate Receivables Certificates	44,345	-	-	1,006,864	-	54,820
Others	4,709	5,468	2	493	150	253,559

Funds Quota of PGBL/VGBL (2)	1,673,288	-	-	-	-	-

Subtotal - Securities	4,309,760	1,095,236	1,543,791	3,848,873	2,076,184	11,507,621
Trading Securities	3,068,971	974,213	1,108,406	1,281,369	293,320	2,117,402
Securities available for sale	1,195,880	94,236	435,385	2,501,179	1,567,687	8,727,760
Securities held to maturity	44,909	26,787	-	66,325	215,177	662,459

Derivative Financial Instruments (Assets)	332,210	445,511	284,193	298,601	527,736	267,447
Option premiums	49,138	78,047	30,176	2,000	18,713	12,752
Forward Share Agreements	87,772	34,242	4,241	-	-	-
Swaps - Difference receivable	173,534	324,291	241,645	293,215	494,602	253,943
Others	21,766	8,931	8,131	3,386	14,421	752

TOTAL	4,641,970	1,540,747	1,827,984	4,147,474	2,603,920	11,775,068

Additional Allowance (exceeding minimum requirement)	17.5%	5.8%	6.9%	15.6%	9.8%	44.4%

SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	182,441	203,771	228,922	250,332	213,056	198,169
Option Premiums	59,771	48,270	17,234	1,878	13,052	12,021
Swaps - Difference payable	111,224	150,342	199,873	248,042	186,291	186,148
Others	11,446	5,159	11,815	412	13,713	-
(1)	Includes mandatory acquisition in order to be compliant with compulsory deposits (R$ 52,526) and bonds to compensate losses associated to loans and leases “pesification” (R$ 64,628).
(2)

PGBL and VGBL pension plan portfolios held by customers and recorded as securities, according to the SUSEP Chart of Accounts, in contra-entry for liabilities, the item Technical Provisions for Pension Plans.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	18

b)  Trading Securities

See below the composition of the Trading Securities portfolio by type of securities, stated at cost and market values, and by maturity terms.

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT
	Cost	Adjustment to Market Value (net income)	Market Value	%

Public Securities - Domestic	3,466,581	13,496	3,480,077	39.4
Financial Treasury Bills	1,486,521	(2,482)	1,484,039	16.8
Treasury Bills	396,736	1,886	398,622	4.5
Treasury Notes	647,345	6,829	654,174	7.4
Central Bank Notes	196,996	2	196,998	2.2
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	672,086	7,386	679,472	7.7
Others	66,897	(125)	66,772	0.8

Public Securities - Foreign	70,315	(217)	70,098	0.8
Germany	61,831	(245)	61,586	0.7
Mexico	8,452	37	8,489	0.1
Others	32	(9)	23	0.0

Private Securities	3,620,114	104	3,620,218	40.9
Bank Certificates of Deposits	2,371,934	629	2,372,563	26.8
Shares in Publicly-traded Companies	154,200	(2,075)	152,125	1.7
Debentures	333,973	(1)	333,972	3.8
Promissory Notes	168,108	-	168,108	1.9
Rural Producer Certificate	76,251	402	76,653	0.9
Fixed Income Funds Quotas	29,398	-	29,398	0.3
Eurobonds and others	473,411	1,149	474,560	5.4
Others	12,839	-	12,839	0.1

PGBL/VGBL Funds quotas	1,673,288	-	1,673,288	18.9

TOTAL	8,830,298	13,383	8,843,681	100.0

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT						Market Value Without BBA and FIAT
	0-30
		31-90	91-180	181-365	366-720	Above 720

Public Securities - Domestic	289,409	90,822	551,257	904,575	220,735	1,423,279	2,042,366
Financial Treasury Bills	171,849	88,529	469,586	358,102	116,329	279,644	1,000,432
Treasury Bills	45	-	-	398,577	-	-	45
Treasury Notes	114,073	1,659	62,340	77,505	25,999	372,598	567,811
Central Bank Notes	-	-	-	7,568	78,372	111,058	196,998
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	3,241	264	18,505	-	35	657,427	210,308
Others	201	370	826	62,823	-	2,552	66,772

Public Securities - Foreign	30	1	112	787	-	69,168	70,098
Germany	-	-	-	787	-	60,799	61,586
Mexico	30	-	112	-	-	8,347	8,489
Others	-	1	-	-	-	22	23

Private Securities	1,106,244	883,390	557,037	376,007	72,585	624,955	3,761,883
Bank Certificates of Deposits	718,583	765,766	455,364	219,343	44,022	169,485	2,500,622
Shares in Publicly-traded Companies	152,125	-	-	-	-	-	149,731
Debentures	3,403	3,648	1,691	57,376	25,902	241,952	333,972
Promissory Notes	147,651	-	20,457	-	-	-	168,108
Rural Producer Certificate	14,627	29,872	20,986	11,149	19	-	76,653
Fixed Income Funds Quotas	29,398	-	-	-	-	-	29,398
Eurobonds and others	35,940	78,636	58,537	87,646	2,492	211,309	490,561
Others	4,517	5,468	2	493	150	2,209	12,838

PGBL/VGBL Funds quotas	1,673,288	-	-	-	-	-	1,673,288

TOTAL	3,068,971	974,213	1,108,406	1,281,369	293,320	2,117,402	7,547,635
	34.7%	11.0%	12.5%	14.5%	3.3%	23.9%

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	19

c)  Securities Availiable for Sale

See below the composition of the Securities Available for Sale portfolio by type, stated at cost and market values, and by maturity term.

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT
	Cost	Adjustment to Market Value (Stockholders’ Equity)	Market Value	%

Public Securities - Domestic	8,491,238	237,242	8,728,480	60.1
Financial Treasury Bills	2,974,327	(23,376)	2,950,951	20.3
Treasury Notes	3,098,295	47,324	3,145,619	21.7
Central Bank Notes	1,492,606	280,395	1,773,001	12.2
Treasury/Securitization	211,688	(20,716)	190,972	1.3
DCB and other Brazilian External Debt Securities	441,513	(15,929)	425,584	2.9
Others	272,809	(30,456)	242,353	1.7

Public Securities - Foreign	830,861	65,769	896,630	6.2
Portugal	695,222	64,146	759,368	5.2
Argentina	117,154	-	117,154	0.8
Mexico	18,485	1,623	20,108	0.1

Private Securities	4,938,816	(41,799)	4,897,017	33.7
Bank Certificates of Deposit	232,840	29	232,869	1.6
Shares in Publicly-traded Companies	182,719	2,322	185,041	1.3
Debentures	811,536	(19,855)	791,681	5.5
Promissory Notes	203,731	(17)	203,714	1.4
Mortgage Bills	49,908	-	49,908	0.3
Fixed Income Funds Quotas	12,049	-	12,049	0.1
Fixed Income Funds Quotas - Overseas	87,557	1,369	88,926	0.6
Variable Income Funds Quotas	52,830	15,986	68,816	0.5
Eurobonds and others	1,947,121	(40,679)	1,906,442	13.1
Real Estate Receivables Certificates	1,105,226	803	1,106,029	7.6
Others	253,299	(1,757)	251,542	1.7

SUBTOTAL	14,260,915	261,212	14,522,127	100.0
Minority interest in subsidiaries		(47,864)
Tax credits		(71,056)
Adjustments of BBA and FIAT with no impact on ITAÚ HOLDING CONSOLIDATED		27,898
Adjustment to market value - Securities		170,190

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT						Market Value Without BBA and FIAT
	0-30	31-90	91-180	181-365	366-720	Above 720

Public Securities - Domestic	417,056	74,062	88,569	1,215,267	1,208,913	5,724,613	7,995,901
Financial Treasury Bills	373,434	72,066	62,003	39,599	408,181	1,995,668	2,276,466
Treasury Notes	-	3	21,738	709,449	-	2,414,429	3,088,393
Central Bank Notes	-	-	868	354,546	763,108	654,479	1,772,133
Treasury/ Securitization	1	1	2	107,323	2,818	80,827	190,972
DCB and other Brazilian External Debt Securities	42,784	-	3,958	218	28,936	349,688	425,584
Others	837	1,992	-	4,132	5,870	229,522	242,353

Public Securities - Foreign	-	11,648	325,551	2,810	69,055	487,566	896,630
Portugal	-	10,853	325,551	2,810	69,055	351,099	759,368
Argentina	-	-	-	-	-	117,154	117,154
Mexico	-	795	-	-	-	19,313	20,108

Private Securities	778,824	8,526	21,265	1,283,102	289,719	2,515,581	4,648,144
Bank Certificates of Deposit	163,461	5	19	69,375	-	9	216,057
Shares in Publicly-traded Companies	185,041	-	-	-	-	-	95,161
Debentures	2,379	10	3,188	149,230	146,438	490,436	575,877
Promissory Notes	200,084	-	3,630	-	-	-	203,714
Mortgage Bills	-	-	-	-	-	49,908	49,908
Fixed Income Funds Quotas	12,049	-	-	-	-	-	2,964
Fixed Income Funds Quotas - Overseas	88,926	-	-	-	-	-	85,318
Variable Income Funds Quotas	68,816	-	-	-	-	-	68.816
Eurobonds and others	13,531	8,511	14,428	57,633	143,281	1,669,058	1,997,947
Real Estate Receivables Certificates	44,345	-	-	1,006,864	-	54,820	1,100,580
Others	192	-	-	-	-	251,350	251,802

SUBTOTAL	1,195,880	94,236	435,385	2,501,179	1,567,687	8,727,760	13,540,675
Minority interest in subsidiaries	8.2%	0.6%	3.0%	17.2%	10.8%	60.1%

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	20

d)  Securities Held to Maturity

See below the composition of Securities held to Maturity portfolio by type, stated at cost and by maturity term.The securities classified under this type, if stated at market value, would present a provision for devaluation of R$ 50,216.

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT
	Book Cost	%	0-30	31-90

Public Securities - Domestic	650,615	64.1	15,572	-
Financial Treasury Bills	4,222	0.4	-	-
National Treasury Bills	321,913	31.7	4,444	-
National Treasury Notes - M (*)	144,670	14.2	11,128	-
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	179,810	17.7	-	-

Public Securities - Foreign	56,430	5.6	-	26,787
United States	26,787	2.6	-	26,787
Other	29,643	2.9	-	-

Private Securities	308,612	30.4	29,337	-
Debentures	218,109	21.5	-	-
Eurobonds and others	61,166	6.0	-	-
Others	29,337	2.9	29,337	-

TOTAL	1,015,657	100.0	44,909	26,787
			4.4%	2.6%

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT			Book Cost without BBA and FIAT
	181 - 365	366 - 720	Above 720

Public Securities - Domestic	15,572	215,177	404,294	144,670
Financial Treasury Bills	-	4,222	-	-
National Treasury Bills	4,444	8,888	304,137	-
National Treasury Notes - M (*)	11,128	22,257	100,157	144,670
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	-	179,810	-	-

Public Securities - Foreign	-	-	29,643	-
United States	-	-	-	-
Other	-	-	29,643	-

Private Securities	50,753	-	228,522	-
Debentures	-	-	218,109	-
Eurobonds and others	50,753	-	10,413	-
Others	-	-	-	-

TOTAL	66,325	215,177	662,459	144,670
	6.5%	21.2%	65.2%

(*) These securities are nominative and cannot be sold.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	21

e)  Derivative Financial Instruments (Assets and Liabilities)

See below the composition of the Derivative Financial Instruments (Assets and Liabilities) by type, stated at historical cost and market value, and by maturity term.

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT
	Cost	Adjustment to market value (to Net Income)	Market Value	%

Assets
Option premiums	177,111	13,715	190,826	8.9
Forward share agreements	136,754	(10,499)	126,255	5.9
Swaps - Difference receivable	2,034,777	(253,547)	1,781,230	82.6
Others	57,387	-	57,387	2.7

TOTAL	2,406,029	(250,331)	2,155,698	100.0

Liabilities
Option premiums	161,624	9,398	152,226	11.9
Swaps - Difference payable	1,247,414	165,494	1,081,920	84.7
Others	42,545	-	42,545	3.3

TOTAL	1,451,583	174,892	1,276,691	100.0

	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT						Market Value Without BBA and FIAT
	0-30	31-90	91-180	181-365	366-720	Above 720

Assets
Option premiums	49,138	78,047	30,176	2,000	18,713	12,752	106,129
Forward share agreements	87,772	34,242	4,241	-	-	-	126,255
Swaps - Difference receivable	173,534	324,291	241,645	293,215	494,602	253,943	901,977
Others	21,766	8,931	8,131	3,386	14,421	752	40,778

TOTAL	332,210	445,511	284,193	298,601	527,736	267,447	1,175,139
	15.4%	20.7%	13.2%	13.9%	24.5%	12.4%

Liabilities
Option premiums	59,771	48,270	17,234	1,878	13,052	12,021	70,858
Swaps - Difference payable	111,224	150,342	199,873	248,042	186,291	186,148	616,880
Others	11,446	5,159	11,815	412	13,713	-	42,545

TOTAL	182,441	203,771	228,922	250,332	213,056	198,169	730,283
	14.3%	16.0%	17.9%	19.6%	16.7%	15.5%

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	22

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING CONSOLIDATED is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

  Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;

  Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to fix the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING CONSOLIDATED carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING CONSOLIDATED at March 31, 2003 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situation.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

  Futures and Forward Contracts: quotes on the stock exchanges.

  Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad.

  Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their reference values recorded in memorandum accounts and adjustments/premiums in balance sheet accounts.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	23

	ITAÚ CONSOLIDATED HOLDING With BBA and FIAT
	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)		MARKET VALUE	ADJUSTMENT TO MARKET VALUE
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2003

Future contracts	19,543,666	33,612,200	(6,761)	(58,146)	(6,761)	-

Purchase commitments	12,842,995	15,832,935	(1,126)	(113,966)	(1,126)	-
Foreign currency	263,001	907,445	(1,657)	(80,113)	(1,657)	-
Interbank market	9,170,113	11,364,319	(873)	(315)	(873)	-
Indices	3,409,881	3,063,347	1,404	(31,207)	1,404	-
Others	-	497,824	-	(2,331)	-	-

Commitments to sell	6,700,671	17,779,265	(5,635)	55,820	(5,635)	-
Foreign currency	1,340,880	512,405	(2,724)	32,980	(2,724)	-
Interbank market	3,769,658	15,385,403	152	1,761	152	-
Indices	1,523,722	1,733,467	(3,592)	17,635	(3,592)	-
Shares	36,914	145,621	641	3,482	641	-
Others	29,497	2,369	(112)	(38)	(112)	-

Swap contracts			485,099	(86,520)	285,097	(200,002)

Asset position	16,049,181	12,725,315	1,110,485	388,632	901,977	(208,508)
Foreign currency	6,768,875	4,818,296	911,306	18,686	790,223	(121,083)
Interbank market	6,667,547	4,639,438	153,805	282,485	64,066	(89,739)
Fixed rate	1,350,687	1,027,564	39,698	30,882	41,202	1,504
Indices	274,016	902,706	4,664	830	1,169	(3,495)
Shares	3,193	-	49	-	77	28
Others	984,863	1,337,311	963	55,749	5,240	4,277

Liability position	15,564,082	12,811,835	(625,386)	(475,152)	(616,880)	8,506
Foreign currency	7,131,276	3,907,049	(490,948)	(76,909)	(472,241)	18,707
Interbank market	4,979,880	5,519,145	(14,807)	(363,000)	(11,549)	3,258
Fixed rate	2,191,766	1,267,613	(50,480)	(16,255)	(60,892)	(10,412)
Indices	624,561	588,491	(58,369)	(3,407)	(41,553)	16,816
Others	636,599	1,529,537	(10,782)	(15,581)	(30,645)	(19,863)

Option contracts	4,192,641	4,031,299	(31,620)	(25,060)	(35,271)	3,651

Purchase commitments - purchased position	1,960,844	1,299,535	(95,353)	(52,313)	(87,215)	(8,138)
Foreign currency	712,535	200,314	(35,241)	(3,541)	(26,184)	(9,057)
Indices	16,950	391,825	(378)	(706)	(415)	37
Shares	458,726	622,744	(42,546)	(46,487)	(42,592)	46
Others	772,633	84,652	(17,188)	(1,579)	(18,024)	836

Commitments to sell - purchased position	1,293,489	1,602,027	(11,790)	(23,283)	(18,914)	7,124
Foreign currency	318,250	1,324,311	(6,750)	(19,939)	(12,092)	5,342
Indices	-	195,560	-	(847)	-	-
Shares	69,751	25,550	(5,040)	(2,476)	(6,822)	1,782
Others	905,488	56,606	-	(21)	-	-

Purchase position - sold position	496,679	464,924	37,592	6,809	31,743	5,849
Foreign currency	408,619	97,285	27,247	1,980	25,930	1,317
Indices	-	294,757	-	1,106	-	-
Shares	79,197	43,702	8,408	1,955	3,567	4,841
Others	8,863	29,180	1,937	1,768	2,246	(309)

Commitment to sell - sold position	441,629	664,813	37,931	43,727	39,115	(1,184)
Foreign currency	69,000	41,535	998	980	2,144	(1,146)
Shares	371,148	593,061	36,770	42,595	36,768	2
Others	1,481	30,217	163	152	203	(40)

Forward

Sales receivable			136,754	75,753	126,255	(10,499)
Shares			136,754	75,753	126,255	(10,499)

Other financial derivative instruments

Asset position	1,558,960	-	40,778	-	40,778	-

Liability position	2,866,574	-	(42,545)	-	(42,545)	-

		ASSETS	1,395,160	539,981	1,175,139	(220,021)
		LIABILITIES	(743,454)	(525,688)	(730,283)	13,171
		TOTAL	651,706	14,293	444,856	(206,850)

Derivative contracts mature as follows:

Clearing	0-30	31-180	181-365	Above 365	03/31/2003	03/31/2002
Futures	4,517,746	7,934,981	2,019,091	5,071,848	19,543,666	33,612,200
Swaps	2,231,356	5,070,271	2,829,221	4,807,848	14,938,696	12,336,683
Options	681,073	2,087,269	459,857	964,442	4,192,641	4,031,299
Others	453,559	2,425,457	1,084,544	461,973	4,425,534	-

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	24

	ITAÚ CONSOLIDATED HOLDING Without BBA and FIAT
	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)		MARKET VALUE	ADJUSTMENT TO MARKET VALUE
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2003

Future contracts	30,976,186	33,612,200	(5,272)	(58,146)	(5,272)	-

Purchase commitments	17,532,430	15,832,935	(1,129)	(113,966)	(1,129)	-
Foreign currency	1,351,498	907,445	(1,864)	(80,113)	(1,864)	-
Interbank market	11,511,094	11,364,319	(746)	(315)	(746)	-
Indices	4,669,838	3,063,347	1,481	(31,207)	1,481	-
Others	-	497,824	-	(2,331)	-	-

Commitments to sell	13,443,756	17,779,265	(4,143)	55,820	(4,143)	-
Foreign currency	1,382,407	512,405	(2,697)	32,980	(2,697)	-
Interbank market	7,857,578	15,385,403	153	1,761	153	-
Indices	4,042,735	1,733,467	(2,128)	17,635	(2,128)	-
Shares	47,467	145,621	641	3,482	641	-
Others	113,569	2,369	(112)	(38)	(112)	-

Swap contracts			787,363	(86,520)	699,310	(88,053)

Asset position	28,100,061	12,725,315	2,034,777	388,632	1,781,230	(253,547)
Foreign currency	11,055,825	4,818,296	1,741,846	18,686	1,571,881	(169,965)
Interbank market	13,183,717	4,639,438	209,738	282,485	121,066	(88,672)
Fixed rate	1,358,960	1,027,564	42,269	30,882	43,756	1,487
Indices	1,504,587	902,706	39,681	830	38,979	(702)
Shares	3,193	-	49	-	77	28
Others	993,779	1,337,311	1,194	55,749	5,471	4,277

Liability position	27,312,698	12,811,835	(1,247,414)	(475,152)	(1,081,920)	165,494
Foreign currency	11,782,031	3,907,049	(1,012,999)	(76,909)	(894,103)	118,896
Interbank market	9,045,435	5,519,145	(20,573)	(363,000)	(23,846)	(3,273)
Fixed rate	3,418,545	1,267,613	(80,028)	(16,255)	(81,319)	(1,291)
Indices	2,430,064	588,491	(123,008)	(3,407)	(54,385)	68,623
Others	636,623	1,529,537	(10,806)	(15,581)	(28,267)	(17,461)

Option contracts	8,943,314	4,031,299	(15,487)	(25,060)	(38,600)	23,113

Purchase commitments - purchased position	3,337,743	1,299,535	(141,328)	(52,313)	(159,913)	18,585
Foreign currency	1,024,413	200,314	(45,327)	(3,541)	(34,397)	(10,930)
Prefixed	265,901	-	(6,040)	-	(4,884)	(1,156)
Indices	16,950	391,825	(378)	(706)	(415)	37
Shares	519,926	622,744	(44,577)	(46,487)	(43,026)	(1,551)
Others	1,510,553	84,652	(45,006)	(1,579)	(77,191)	32,185

Commitments to sell - purchased position	2,428,251	1,602,027	(35,783)	(23,283)	(30,913)	(4,870)
Foreign currency	660,750	1,324,311	(12,656)	(19,939)	(21,215)	8,559
Indices	-	195,560	-	(847)	-	-
Shares	69,751	25,550	(5,040)	(2,476)	(6,822)	1,782
Others	1,697,750	56,606	(18,087)	(21)	(2,876)	(15,211)

Purchase position - sold position	1,338,145	464,924	91,593	6,809	95,103	(3,510)
Foreign currency	691,503	97,285	42,351	1,980	37,327	5,024
Indices	-	294,757	-	1,106	-	-
Shares	79,197	43,702	8,408	1,955	3,567	4,841
Others	567,445	29,180	40,834	1,768	54,209	(13,375)

Commitments to sell - sold position	1,839,175	664,813	70,031	43,727	57,123	12,908
Foreign currency	349,500	41,535	7,716	980	12,826	(5,110)
Prefixed	188,459	-	7,233	-	5,500	1,733
Shares	371,148	593,061	36,770	42,595	36,768	2
Others	930,068	30,217	18,312	152	2,029	16,283

Forward

Sales receivable			136,754	75,753	126,255	(10,499)
Shares			136,754	75,753	126,255	(10,499)

Other derivative financial instruments

Asset position	1,959,265	-	57,387	-	57,387	-

Liability position	2,866,574	-	(42,545)	-	(42,545)	-

		ASSETS	2,406,029	539,981	2,155,698	(250,331)
		LIABILITIES	(1,451,583)	(525,688)	(1,276,691)	174,892
		TOTAL	954,446	14,293	879,007	(75,439)

Derivatives mature as follows:

Clearing	0-30	31-180	181-365	Above 365	03/31/2003	03/31/2002
Futures	6,251,895	13,458,620	4,546,207	6,719,464	30,976,186	33,612,200
Swaps	3,095,249	7,806,309	6,753,570	8,410,156	26,065,284	12,336,683
Options	2,484,988	4,543,290	519,857	1,395,179	8,943,314	4,031,299
Others	611,329	2,570,522	1,182,014	461,973	4,825,839	-

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	25

f)  Changes in the Securities Valuation Allowance and Mark-to-Market Allowance

The Bacen Circular Letter 3023 of 06/11/2002 changed the accounting of allowances, which are no longer described in a specific allowance account, but are recorded directly in the securities portfolio balances. The following table shows the changes in the allowances for the period.

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA and FIAT	Without BBA and FIAT

Opening balance	(1,588,860)	(1,602,729)	(902,897)

Balance from acquisition of FIAT	(8,059)	-	-
Increases with impact on:
Net income	612,239	686,819	(39,189)
Stockholders’ equity	473,002	461,078	-
Write-offs:
Net income	(5,027)	(5,610)	211,703
Stockholders’ equity	(4,031)	(4,031)	-
Balance at March 31	(520,736)	(464,475)	(730,383)
Adjustment to market value / (Minimum allowance)	24,264	80,525	(321,648)
Additional provision (*)	(545,000)	(545,000)	(408,735)
(*)

Additional provision aims to neutralize a possible deterioration in the amount of the assets given instabilities and uncertainties of the local and international markets, considering the high volatility scenarios seen in the course of the last year, The provisioned amount, considering the surplus of the securities available for sale of R$ 261.112 of the Adjustment to the market value account (reflected in the stockholders’ equity), is enough  in the case of an appreciation of the Brazilian Real to R$ 2.80 to the U.S. dollar.

g)  Revaluation of the classification of securities - article 5 of BACEN Circular 3068 of 11/08/2001.

Management, through its Financial Executive Commission, set up guidelines to classify securities, as required by Circular 3068, in effect as from June 30, 2002. The classification of securities has been kept since then, and the securities acquired in the period were classified and kept according to these guidelines.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	26

Note 7 - Loan Portfolio

a)  Summary

	ITAÚ HOLDING CONSOLIDATED
	03/31/2003		03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Loan operations	34,815,644	26,456,075	23,563,583
Lease operations	941,639	826,038	1,328,829
Other credits (1)	1,605,730	1,597,395	2,044,714
Advances on exchange contracts (2)	2,354,618	1,820,414	1,128,749
Total	39,717,631	30,699,922	28,065,875
Endorsements and sureties (3)	6,672,432	5,088,736	4,474,453
Total with endorsements and sureties	46,390,063	35,788,658	32,540,328

(1)	Includes operations with credit cards and securities and credits receivable, debtors from purchase of other assets, and honored endorsements and sureties (Note 10a).
(2)	Includes advances on exchange contracts and Income receivable from advances. Recorded in other credits/liabilities - Foreign exchange portfolio (Note 9).
(3)	Recorded in memorandum accounts.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	27

b)  Loans and Lease Portfolio by Risk Level

I - Composition by type of operation and risk level

	ITAÚ HOLDING CONSOLIDATED
	With BBA and FIAT
	03/31/2003
Risk level	AA	A	B	C	D	E	F	G	H	Total	%
Credit operations	8,019,322	11,076,072	7,726,417	3,351,131	2,050,393	852,658	763,305	144,946	831,400	34,815,644	87.7
Loans and discounted trade receivables	5,289,743	4,859,560	4,451,797	1,953,106	1,231,156	595,798	538,782	104,345	550,696	19,574,983	49.3
Financing	1,798,431	5,212,155	1,953,911	992,845	420,994	44,835	176,138	22,113	179,332	10,800,754	27.2
Farming and agribusiness industries	924,818	635,575	296,650	100,190	11,118	176,867	1,765	441	25,417	2,172,841	5.5
Real estate financing	6,330	368,782	1,024,059	304,990	387,125	35,158	46,620	18,047	75,955	2,267,066	5.7
Leasing operations	134,105	412,346	177,975	67,693	87,124	9,701	10,856	4,318	37,521	941,639	2.4
Other receivables	28	17,793	1,288,451	82,713	84,661	20,976	14,276	12,199	84,633	1,605,730	4.0
Advances on exchange contracts	740,720	724,305	619,948	240,218	22,447	1,221	18	569	5,172	2,354,618	5.9
Total with BBA and FIAT	8,894,175	12,230,516	9,812,791	3,741,755	2,244,625	884,556	788,455	162,032	958,726	39,717,631	100.0
%	22.4	30.8	24.7	9.4	5.7	2.2	2.0	0.4	2.4	100.0

Total without BBA and FIAT	7,742,688	7,734,544	8,162,906	2,740,643	1,943,998	851,882	602,789	145,430	775,041	30,699,921
%	25.2	25.2	26.6	8.9	6.3	2.8	2.0	0.5	2.5	100.0

Total - 03/31/2002	7,036,010	7,042,708	7,919,241	2,117,317	1,394,717	747,863	633,109	266,434	908,476	28,065,875
%	25.1	25.1	28.2	7.5	5.0	2.7	2.3	0.9	3.2	100.0

	ITAÚ HOLDING CONSOLIDATED
	Without BBA and FIAT
	03/31/2003		03/31/2002
Risk level	Total	%	Total	%
Credit operations	26,456,076	86.2	23,563,583	84.0
Loans and discounted trade receivables	16,842,633	54.9	14,489,859	51.6
Financing	5,173,536	16.9	4,850,546	17.3
Farming and agribusiness industries	2,172,841	7.1	1,523,540	5.4
Real estate financing	2,267,066	7.4	2,699,638	9.6
Leasing operations	826,037	2.7	1,328,829	4.7
Other receivables	1,597,394	5.2	2,044,714	7.3
Advances on exchange contracts	1,820,414	5.9	1,128,749	4.0
Total with BBA and FIAT	30,699,921	100.0	28,065,875	100.0

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	28

II - Composition by Maturity and Risk Level

	ITAÚ HOLDING CONSOLIDATED
	With BBA and FIAT
	03/31/2003
	AA	A	B	C	D	E	F	G	H	Total	%
	ABNORMAL SITUATION
Falling due installments (in days)	-	-	287,402	240,530	362,695	141,337	141,857	60,638	235,707	1,470,166	3.7
01 to 30	-	-	15,362	12,561	18,537	12,806	10,756	4,415	14,411	88,848	0.2
31 to 60	-	-	13,698	11,114	15,311	10,187	9,343	3,802	11,123	74,578	0.2
61 to 90	-	-	13,071	10,244	13,915	9,091	8,544	3,458	10,200	68,523	0.2
91 to 180	-	-	36,456	29,523	38,869	27,751	23,740	9,561	28,733	194,633	0.5
181 to 365	-	-	59,519	50,052	62,258	32,391	33,343	13,368	48,582	299,513	0.8
Over 365	-	-	149,296	127,036	213,805	49,111	56,131	26,034	122,658	744,071	1.9

Overdue installments	-	-	64,241	96,445	152,635	107,472	292,501	92,491	484,163	1,289,948	3.2
01 to 14	-	-	813	5,728	6,834	4,803	4,498	1,865	7,284	31,825	0.1
15 to 30	-	-	61,547	13,842	38,303	18,534	10,293	2,440	9,185	154,144	0.4
31 to 60	-	-	1,881	75,853	46,594	21,267	15,528	5,826	25,116	192,065	0.5
61 to 90	-	-	-	722	60,109	18,857	46,393	7,385	26,811	160,277	0.4
91 to 180	-	-	-	300	795	43,668	215,035	74,296	108,888	442,982	1.1
181 to 365	-	-	-	-	-	343	754	679	269,046	270,822	0.7
Over 365	-	-	-	-	-	-	-	-	37,833	37,833	0.1

SUBTOTAL WITH BBA AND FIAT	-	-	351,643	336,975	515,330	248,809	434,358	153,129	719,870	2,760,114	6.9
%	-	-	0.9	0.8	1.3	0.6	1.1	0.4	1.8	6.9

SUBTOTAL WITHOUT BBA AND FIAT	-	-	215,256	221,672	432,176	218,371	281,499	137,037	553,793	2,059,804
%	-	-	0.7	0.7	1.4	0.7	0.9	0.4	1.8	6.7

SUBTOTAL 03/31/2002	-	-	158,022	384,723	470,344	335,645	510,661	166,845	855,870	2,882,110
%	-	-	0.6	1.4	1.7	1.2	1.8	0.6	3.0	10.3

	ITAÚ HOLDING CONSOLIDATED
	Without BBA and FIAT
	03/31/2003		03/31/2002
	Total	%	Total	%
	ABNORMAL SITUATION
Falling due installments (in days)	1,076,576	3.5	1,507,509	5.4
01 to 30	64,278	0.2	117,441	0.4
31 to 60	51,463	0.2	92,159	0.3
61 to 90	46,656	0.2	92,225	0.3
91 to 180	134,166	0.4	215,909	0.8
181 to 365	201,188	0.7	297,856	1.1
Over 365	578,825	1.9	691,919	2.5

Overdue installments	983,228	3.2	1,374,601	4.9
01 to 14	23,027	0.1	46,254	0.2
15 to 30	128,624	0.4	161,208	0.6
31 to 60	159,217	0.5	211,617	0.8
61 to 90	151,191	0.5	147,428	0.5
91 to 180	291,715	1.0	361,001	1.3
181 to 365	191,896	0.6	397,667	1.4
Over 365	37,558	0.1	49,426	0.2
SUBTOTAL WITH BBA AND FIAT	2,059,804	6.7	2,882,110	10.3

	ITAÚ HOLDING CONSOLIDATED
	With BBA and FIAT
	03/31/2003
	AA	A	B	C	D	E	F	G	H	Total	%
	NORMAL SITUATION
Falling due installments	8,871,926	12,104,811	9,384,201	3,380,291	1,691,613	617,332	347,627	8,412	234,375	36,640,588	92.3
01 to 30	1,307,781	2,065,069	3,678,548	722,098	583,816	118,837	72,478	2,653	45,830	8,597,110	21.6
31 to 60	1,053,368	832,289	799,884	293,144	84,371	40,753	20,478	539	49,864	3,174,690	8.0
61 to 90	1,086,028	937,887	644,223	249,938	62,361	52,316	15,301	463	7,478	3,055,995	7.7
91 to 180	1,673,158	1,794,010	865,936	348,059	171,629	155,532	77,393	1,144	19,734	5,106,595	12.9
181 to 365	1,521,767	2,278,421	962,804	413,351	298,573	196,164	61,143	1,331	19,399	5,752,953	14.5
Over 365	2,229,824	4,197,135	2,432,806	1,353,701	490,863	53,730	100,834	2,282	92,070	10,953,245	27.6

Overdue up to 14 days	22,249	125,705	76,947	24,489	37,682	18,415	6,470	491	4,481	316,929	0.8
SUBTOTAL WITH BBA AND FIAT	8,894,175	12,230,516	9,461,148	3,404,780	1,729,295	635,747	354,097	8,903	238,856	36,957,517	93.1
%	22.4	30.8	23.8	8.6	4.4	1.6	0.9	0.0	0.6	93.1

SUBTOTAL WITHOUT BBA AND FIAT	7,742,688	7,734,544	7,947,650	2,518,971	1,511,822	633,511	321,290	8,393	221,248	28,640,117
%	25.2	25.2	25.9	8.2	4.9	2.1	1.0	0.0	0.7	93.3

SUBTOTAL 03/31/2002	7,036,010	7,042,708	7,761,219	1,732,594	924,373	412,218	122,448	99,589	52,606	25,183,765
%	25.1	25.1	27.7	6.2	3.3	1.5	0.4	0.4	0.2	89.7

TOTAL WITH BBA AND FIAT	8,894,175	12,230,516	9,812,791	3,741,755	2,244,625	884,556	788,455	162,032	958,726	39,717,631
%	22.4	30.8	24.7	9.4	5.7	2.2	2.0	0.4	2.4

TOTAL WITHOUT BBA AND FIAT	7,742,688	7,734,544	8,162,906	2,740,643	1,943,998	851,882	602,789	145,430	775,041	30,699,921
%	25.2	25.2	26.6	8.9	6.3	2.8	2.0	0.5	2.5

TOTAL - 03/31/2002	7,036,010	7,042,708	7,919,241	2,117,317	1,394,717	747,863	633,109	266,434	908,476	28,065,875
%	25.1	25.1	28.2	7.5	5.0	2.7	2.3	0.9	3.2

	ITAÚ HOLDING CONSOLIDATED
	With BBA and FIAT
	03/31/2003		03/31/2002
	Total	%	Total	%
	NORMAL SITUATION
Falling due installments	28,364,209	92.4	24,897,443	88.7
01 to 30	7,495,573	24.4	6,540,592	23.3
31 to 60	2,599,887	8.5	2,595,068	9.2
61 to 90	2,355,424	7.7	1,720,258	6.1
91 to 180	3,681,950	12.0	3,099,259	11.0
181 to 365	4,290,512	14.0	2,926,007	10.4
Over 365	7,940,863	25.9	8,016,259	28.6

Overdue up to 14 days	275,908	0.9	286,322	1.0
SUBTOTAL WITH BBA AND FIAT	28,640,117	93.3	25,183,765	89.7

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	29

c)  Composition by Business Sector

	ITAÚ HOLDING CONSOLIDATED
	03/31/2003				03/31/2002
	Balances with BBA and FIAT	%	Balances without BBA and FIAT	%	Balances	%
PUBLIC SECTOR	972,830	2.4	836,627	2.7	1,003,914	3.6
Chemical and Petrochemical	560,089	1.4	446,259	1.5	354,534	1.3
Others	412,741	1.0	390,368	1.3	649,380	2.3
PRIVATE SECTOR	38,744,801	97.6	29,863,294	97.3	27,061,961	96.4
CORPORATE ENTITY	24,238,668	61.0	18,433,979	60.0	15,093,090	53.8
INDUSTRY	11,605,262	29.2	9,647,163	31.4	7,378,172	26.3
Food and beverages	2,142,431	5.4	1,842,779	6.0	1,249,492	4.5
Steel and metallurgy	1,534,345	3.9	1,267,997	4.1	1,039,777	3.7
Chemical and petrochemical	2,398,978	6.0	2,078,660	6.8	1,362,346	4.9
Electrical and electronic	441,105	1.1	385,255	1.3	616,309	2.2
Paper and pulp	893,527	2.2	653,724	2.1	690,095	2.5
Light and heavy vehicles	614,080	1.5	480,274	1.6	278,800	1.0
Textile and clothing	453,011	1.1	331,091	1.1	237,060	0.8
Mechanics	187,496	0.5	156,323	0.5	176,180	0.6
Tobbaco	429,072	1.1	429,055	1.4	255,088	0.9
Fertilizers, inseticides and crop protection	524,639	1.3	488,870	1.6	554,760	2.0
Autoparts and accessories	437,993	1.1	315,494	1.0	157,969	0.6
Construction material	651,113	1.6	547,007	1.8	232,949	0.8
Pharmaceuticals	55,848	0.1	55,222	0.2	129,440	0.5
Wood and furniture	289,405	0.7	170,394	0.6	135,207	0.5
Tractors and agribusiness machinery	200,419	0.5	181,727	0.6	50,757	0.2
Others	351,800	0.9	263,291	0.9	211,943	0.8
COMMERCE	2,126,311	5.4	1,878,302	6.1	1,326,597	4.7
Retailers	1,682,447	4.2	1,475,134	4.8	1,108,996	4.0
Wholesale	307,017	0.8	303,884	1.0	177,890	0.6
Others	136,847	0.3	99,284	0.3	39,711	0.1
SERVICES	8,853,087	22.3	5,677,220	18.5	5,369,439	19.1
Telecommunications	2,772,962	7.0	2,094,460	6.8	2,158,770	7.7
Electrical energy generation and distribution	2,109,353	5.3	1,116,257	3.6	1,144,463	4.1
Financial	1,051,001	2.6	826,165	2.7	572,671	2.0
Service companies	648,948	1.6	520,575	1.7	509,990	1.8
Contractors and real estate agents	674,179	1.7	266,982	0.9	261,509	0.9
Real estate financing (company)	113,424	0.3	113,424	0.4	195,234	0.7
Public services and concessionaires	386,334	1.0	186,067	0.6	94,023	0.3
Transportation	302,923	0.8	210,779	0.7	186,091	0.7
Communications	158,792	0.4	6,110	0.0	-	-
Others	635,171	1.6	336,401	1.1	246,688	0.9
PRIMARY SECTOR	1,523,352	3.8	1,138,747	3.7	868,374	3.1
Mining	198,435	0.5	172,219	0.6	275,602	1.0
Farming and livestock	1,303,068	3.3	963,269	3.1	590,572	2.1
Others	21,849	0.1	3,259	0.0	2,200	0.0
OTHERS	130,656	0.3	92,547	0.3	150,508	0.5
INDIVIDUALS	14,506,133	36.5	11,429,315	37.2	11,968,871	42.6
Credit cards	2,618,038	6.6	2,618,038	8.5	2,606,374	9.3
Real estate financing	2,153,642	5.4	2,153,642	7.0	2,504,404	8.9
Consumer loans/vehicles/overdraft	9,734,453	24.5	6,657,635	21.7	6,858,093	24.4

TOTAL	39,717,631	100.0	30,699,921	100.0	28,065,875	100.0

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	30

d)  Concentration of Credit

	ITAÚ HOLDING CONSOLIDATED
	03/31/2003				03/31/2002
	Risk With BBA and FIAT	% of Total	Risk Without BBA and FIAT	% of Total	Risk	% of Total
Largest debtor	1,013,233	2.2	924,559	2.6	827,855	2.5
20 largest debtors	9,414,912	20.3	8,012,629	22.4	7,121,119	21.9
50 largest debtors	15,495,054	33.4	12,827,181	35.8	10,767,540	33.1
100 largest debtors	20,375,870	43.9	16,290,171	45.5	13,868,704	42.6
(*)	The amounts include endorsements and sureties.

e)  Allowance for loan losses

I - Changes in the allowance for loan losses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Opening balance	3,172,145	2,863,241	2,568,182
Balance from acquisition of FIAT	87,832	-	-
Extraordinary result (1)	101,252	63,145	(28,236)
Net increase for the period	448,550	403,527	430,941
Write-Offs (2)	(681,669)	(646,993)	(302,598)
Closing balance	3,128,110	2,682,920	2,668,289
Specific allowance (3)	1,184,044	908,001	1,388,841
Generic allowance (4)	1,100,994	966,359	564,448
Additional allowance (5)	843,072	808,560	715,000

(1)

On March 31, 2003, refers to adjustment of risk classification of Loan Portfolio of BBA and FIAT and, on March 31, 2002 to additional provision of Banco Itaú Buen Ayre, net of the foreign exchange variation effects, taken to Extraordinary Result.

(2)	Includes additional write-offs on the Allowance for loan losses for operations that the Management considers as having a low realization expectation in the short term.
(3)	For operations with past due installments for over 14 days or owed by companies which are under composition with creditors or under a bankruptcy process.
(4)	For operations not covered by the previous item due to the classification of the client or operation.
(5)

Refers to the provision in excess of the minimum required, recorded based on the conservative criteria adopted by management, in accordance with good banking practices, in order to cover any unexpected losses resulting from strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis, including operations taking place in Argentina.

Note: The specific and generic allowances reflect the effects of increase of supplementary allowance totaling R$ 170,483 as it does not consider the option established in Article 5 of BACEN Resolution 2,682, altered by Article 2 of BACEN Resolution 2,697 of 02/24/2000, that the loan operations with clients whose total liability is below R$ 50,000 (fifty thousand Reais), could be assessed given the delays defined. In addition, the generic allowance includes allowances for risks involving endorsements and sureties, recorded in memorandum accounts, and operations having their risk increased conservatively totaling R$ 181,829.

At March 31, 2003, the balance of the allowance in relation to the loan portfolio is equivalent to 7.9% in ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT and 8.7% (9.5% at 03/31/2002) in ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	31

II - Allowance for loan losses by risk levels

ITAÚ HOLDING CONSOLIDATED AND WITH BBA AND FIAT
Risk levels	% Minimum allowance required	Portfolio Balance
		At 03/31/2003					At 03/31/2002
		Abnormal situation (1)			Normal situation	Total
		Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments
AA	0.0	-	-	-	8,894,175	8,894,175	-
A	0.5	-	-	-	12,230,516	12,230,516	-
B	1.0	287,402	64,241	351,643	9,461,148	9,812,791	-
C	3.0	240,530	96,445	336,975	3,404,780	3,741,755	-
D	10.0	362,695	152,635	515,330	1,729,295	2,244,625	-
E	30.0	141,337	107,472	248,809	635,747	884,556	-
F	50.0	141,857	292,501	434,358	354,097	788,455	-
G	70.0	60,638	92,491	153,129	8,903	162,032	-
H	100.0	235,707	484,163	719,870	238,856	958,726	-
Total		1,470,166	1,289,948	2,760,114	36,957,517	39,717,631	-

ITAÚ HOLDING CONSOLIDATED AND WITH BBA AND FIAT
Risk levels	% Minimum allowance required	Total Provision
		03/31/2003					03/31/2002
		Minimum required		Total (2)	Excess allowance (3)	Existing allowance	Existing provision
		Specific	Generic
AA	0.0	-	-	-	-	-	-
A	0.5	-	61,153	61,153	44,696	105,849	-
B	1.0	3,516	94,611	98,127	241,860	339,987	-
C	3.0	10,109	159,439	169,548	168,542	338,090	-
D	10.0	51,534	172,930	224,464	282,506	506,970	-
E	30.0	74,644	190,724	265,368	85,921	351,289	-
F	50.0	217,180	177,049	394,229	19,266	413,495	-
G	70.0	107,191	6,232	113,423	281	113,704	-
H	100.0	719,870	238,856	958,726	-	958,726	-
Total		1,184,044	1,100,994	2,285,038	843,072	3,128,110	-

ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT
Risk levels	% Minimum allowance required	Portfolio Balance
		At 03/31/2003					At 03/31/2002
		Abnormal situation (1)			Normal situation	Total
		Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments
AA	0.0	-	-	-	7,742,688	7,742,688	7,036,010
A	0.5	-	-	-	7,734,544	7,734,544	7,042,708
B	1.0	168,796	46,460	215,256	7,947,650	8,162,906	7,919,241
C	3.0	153,262	68,410	221,672	2,518,971	2,740,643	2,117,317
D	10.0	290,015	142,161	432,176	1,511,822	1,943,998	1,394,717
E	30.0	118,076	100,295	218,371	633,511	851,882	747,863
F	50.0	124,493	157,006	281,499	321,290	602,789	633,109
G	70.0	48,828	88,209	137,037	8,393	145,430	266,434
H	100.0	173,106	380,687	553,793	221,248	775,041	908,476
Total		1,076,576	983,228	2,059,804	28,640,117	30,699,921	28,065,875
03/31/2002		1,507,509	1,374,601	2,882,110	25,183,765	28,065,875	-

ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT
Risk levels	% Minimum allowance required	Total Provision
		At 03/31/2003					03/31/2002
		Minimum required		Total (2)	Excess allowance (3)	Existing allowance	Existing provision
		Specific	Generic
AA	0.0	-	-	-	-	-	-
A	0.5	-	38,673	38,673	27,998	66,671	61,352
B	1.0	2,153	79,477	81,630	217,406	299,036	230,400
C	3.0	6,650	119,206	125,856	134,623	260,479	185,817
D	10.0	43,218	151,182	194,400	282,505	476,905	345,144
E	30.0	65,511	190,053	255,564	108,905	364,469	356,009
F	50.0	140,750	160,645	301,395	36,842	338,237	380,275
G	70.0	95,926	5,875	101,801	281	102,082	200,816
H	100.0	553,793	221,248	775,041	-	775,041	908,476
Total		908,001	966,359	1,874,360	808,560	2,682,920	2,668,289
03/31/2002		1,388,841	564,448	1,953,289	715,000	2,668,289	-
(1)

Operations in abnormal situation are considered to be those with installments overdue for more than 14 days or assumed by or the responsibility of companies undergoing debt rehabilitation or in process of bankruptcy.

(2)

Management has maintained the policy of not using classification “AA” for micro, small and medium companies, and, also, for individuals. Consequently, all loan operations made with customers classified in these segments have related provisions established when the loans are granted.

(3)

At Bacen’s request, the provision was allocated to make explicit, in each risk level, the exceeding amounts quantified using the statistical models so as to evaluate the “stressed” portfolios in the market.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	32

f)  Recovery and Renegotiation of Credits

I - Charge for allowance for loan losses net of recovery of written-off against the allowance for loan losses

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Net increase of provision for the period	(448,550)	(403,527)	(430,941)
Recoveries (*)	85,890	82,903	60,217
Renegotiations	17,568	17,568	20,932
Receipt	68,322	65,335	39,285
Net expense	(362,660)	(320,624)	(370,724)
(*)	These recoveries are classified in Income from loan operations.

II - Renegotiated Credits

	ITAÚ HOLDING CONSOLIDATED
	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Renegotiations	761,600	748,945	763,205
Allowance for loan losses	310,548	301,200	412,793
(%)	40.8	40.2	54.1

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	33

Note 8 - Fundings and Borrowings and Onlendings - Composition  by Maturity

a)  Summary

CONSOLIDATED ITAÚ HOLDING
Maturity in days	With BBA and FIAT						Without BBA and FIAT
	03/31/2003						03/31/2003		03/31/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Deposits	30,286,577	4,218,529	1,618,654	1,867,567	37,991,327	51.6	32,249,567	53.6	27,110,064	53.1
Money market	5,801,094	880,289	483,144	4,252,817	11,417,344	15.5	10,172,909	16.9	11,586,202	22.7
Funds from acceptances and issuance of securities	452,591	1,230,424	2,158,388	1,414,808	5,256,211	7.2	3,687,845	6.1	3,135,584	6.1
Borrowings and onlendings	1,344,428	3,677,935	2,113,018	6,796,406	13,931,787	18.9	9,174,667	15.3	7,782,830	15.3
Subordinated debts	-	72,861	-	4,892,806	4,965,667	6.8	4,893,777	8.1	1,408,788	2.8

TOTAL WITH BBA AND FIAT	37,884,690	10,080,038	6,373,204	19,224,404	73,562,336		60,178,765		51,023,468
% per maturity date	51.5	13.7	8.7	26.1
TOTAL WITHOUT BBA AND FIAT	34,489,395	6,046,525	4,118,903	15,523,942	60,178,765
% per maturity date	57.3	10.1	6.8	25.8
TOTAL - 03/31/2002	32,537,150	5,382,602	4,253,965	8,849,751	51,023,468
% per maturity date	63.8	10.6	8.3	17.3

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	34

b)  Deposits

CONSOLIDATED ITAÚ HOLDING
Maturity in days	With BBA and FIAT						Without BBA and FIAT
	03/31/2003						03/31/2003		03/31/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Demand deposits	7,560,972	-	-	-	7,560,972	19.9	6,926,501	21.5	5,981,122	22.1
Savings accounts	17,338,336	19,647	-	-	17,357,983	45.7	17,357,983	53.8	15,635,811	57.7
Interbank	407,213	478,042	107,072	49,956	1,042,283	2.7	675,781	2.1	636,418	2.3
Time deposits	4,980,056	3,720,840	1,511,582	1,817,611	12,030,089	31.7	7,289,302	22.6	4,856,713	17.9

TOTAL WITH BBA AND FIAT	30,286,577	4,218,529	1,618,654	1,867,567	37,991,327		32,249,567		27,110,064
% per maturity date	79.7	11.1	4.3	4.9
TOTAL WITHOUT BBA AND FIAT	29,199,045	2,348,192	524,220	178,110	32,249,567
% per maturity date	90.5	7.3	1.6	0.6
TOTAL - 03/31/2002	24,225,535	1,705,190	741,922	437,417	27,110,064
% per maturity date	89.4	6.3	2.7	1.6

c)  Money Market

CONSOLIDATED ITAÚ HOLDING
Maturity in days	With BBA and FIAT						Without BBA and FIAT
	03/31/2003						03/31/2003		03/31/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Own portfolio	2,298,171	880,289	483,144	4,252,817	7,914,421	69.3	7,884,349	77.5	8,848,307	76.4
Public securities	255,515	35,582	-	-	291,097	2.6	261,025	2.6	3,512,637	30.3
Private securities	916,080	-	-	-	916,080	8.0	916,080	9.0	-	-
Own issuance	354,158	612,298	461,785	4,203,007	5,631,248	49.3	5,631,248	55.3	4,523,333	39.1
Foreign	772,418	232,409	21,359	49,810	1,075,996	9.4	1,075,996	10.6	812,337	7.0

Third parties’ portfolio	3,502,923	-	-	-	3,502,923	30.7	2,288,560	22.5	2,737,895	23.6

TOTAL WITH BBA AND FIAT	5,801,094	880,289	483,144	4,252,817	11,417,344		10,172,909		11,586,202
% per maturity date	50.8	7.7	4.2	37.3
TOTAL WITHOUT BBA AND FIAT	4,586,730	850,218	483,144	4,252,817	10,172,909
% per maturity date	45.1	8.4	4.7	41.8
TOTAL - 03/31/2002	6,647,121	1,688,738	2,196,162	1,054,181	11,586,202
% per maturity date	57.4	14.6	18.9	9.1

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	35

d)  Funds from Acceptances and Issuance of Securities

CONSOLIDATED ITAÚ HOLDING
Maturity in days	With BBA and FIAT						Without BBA and FIAT
	03/31/2003						03/31/2003		03/31/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
FUNDS FROM EXCHANGE ACCEPTANCES	43,455	109,904	-	-	153,359	2.9	-	-	-	-
MORTGAGE BILLS	-	-	-	-	-	-	-	-	529,318	16.9
DEBENTURES	8,890	32,025	13,352	545,122	599,389	11.4	545,122	14.8	188,346	6.0
LIABILITIES FOR SECURITIES ISSUED ABROAD	400,246	1,088,495	2,145,036	869,686	4,503,463	85.7	3,142,723	85.2	2,417,920	77.1
Trade Related	142,299	187,101	26,754	-	356,154	6.8	356,154	9.7	1,041,067	33.2
Issued overseas	142,299	187,101	26,754	-	356,154	6.8	356,154	9.7	1,041,067	33.2
Bankers Acceptance	142,299	187,101	26,754	-	356,154	6.8	356,154	9.7	234,363	7.5
Brazil Risk Note Programme	-	-	-	-	-	-	-	-	53,570	1.7
Euronotes	-	-	-	-	-	-	-	-	753,134	24.0
Non-Trade Related	257,947	901,394	2,118,282	869,686	4,147,309	78.9	2,786,569	75.5	1,376,853	43.9
Issued in Brazil	46,875	243,279	1,037,959	20,433	1,348,546	25.7	1,228,344	33.3	922,264	29.4
Commercial Paper	5,436	86,582	25,249	13,744	131,011	2.5	129,068	3.5	146,229	4.7
Fixed Rate Notes	41,439	156,697	1,012,710	6,689	1,217,535	23.2	1,099,276	29.8	776,035	24.7
Issued overseas	211,072	658,115	1,080,323	849,253	2,798,763	53.2	1,558,225	42.2	454,589	14.5
Brazil Risk Note Programme	-	53,926	570	8,815	63,311	1.2	54,496	1.5	-	-
Euro CD	197,373	388,321	273,274	-	858,968	16.3	-	-	-	-
Euro Medium Term Note Programme	5,868	567	165,945	154,578	326,958	6.2	-	-	-	-
Euronotes	7,831	210,617	277,158	232,473	728,079	13.8	728,079	19.7	-	-
Fixed Rate Notes	-	2,200	363,051	410,074	775,325	14.8	775,325	21.0	454,589	14.5
Note Programme	-	2,484	325	43,313	46,122	0.9	325	0.0	-	-

TOTAL WITH BBA AND FIAT	452,591	1,230,424	2,158,388	1,414,808	5,256,211		3,687,845		3,135,584
% per maturity date	8.6	23.4	41.1	26.9
TOTAL WITHOUT BBA AND FIAT	196,840	585,702	1,704,564	1,200,739	3,687,845
% per maturity date	5.3	15.9	46.2	32.6
TOTAL - 03/31/2002	608,930	538,883	313,925	1,673,846	3,135,584
% per maturity date	19.4	17.2	10.0	53.4

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	36

e)  Borrowings and Onlendings

CONSOLIDATED ITAÚ HOLDING
Maturity in days	With BBA and FIAT						Without BBA and FIAT
	03/31/2003						03/31/2003		03/31/2002
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
INTERBANK ONLENDINGS	-	-	-	29,907	29,907	0.2	-	-	480	0.0
BORROWINGS	1,308,066	3,418,492	1,879,686	2,772,977	9,379,221	67.3	5,927,215	64.6	4,676,935	60.1
Local borrowings	81,662	120,674	49,922	182,454	434,712	3.1	432,365	4.7	492,734	6.3
Foreign borrowings (*)	1,226,404	3,297,818	1,829,764	2,590,523	8,944,509	64.2	5,494,850	59.9	4,184,201	53.8
LOCAL ONLENDINGS	36,362	259,443	233,332	3,993,522	4,522,659	32.5	3,247,452	35.4	3,105,415	39.9

TOTAL WITH BBA AND FIAT	1,344,428	3,677,935	2,113,018	6,796,406	13,931,787		9,174,667		7,782,830
% per maturity date	9.6	26.4	15.2	48.8
TOTAL WITHOUT BBA AND FIAT	506,780	2,191,301	1,406,975	5,069,611	9,174,667
% per maturity date	5.5	23.9	15.3	55.3
TOTAL - 03/31/2002	1,055,564	1,440,329	1,001,956	4,284,981	7,782,830
% per maturity date	13.6	18.5	12.9	55.0
(*)	Foreign borrowings are represented by investments in commercial exchange operations basically related to export pre-financings and import financings.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	37

f)  Subordinated Debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

CONSOLIDATED ITAÚ HOLDING
Maturity in days	With BBA and FIAT				Without BBA and FIAT
	03/31/2003				03/31/2003		03/31/2002
	31-180	Over 365	Total	%	Total	%	Total	%
Bank Deposit Certificate (CDB) (1)	54,235	1,536,307	1,590,542	32.0	1,590,542	32.5	-	-
Debentures (2)	5,482	600,000	605,482	12.2	605,482	12.4	603,342	42.8
Euronotes (3)	13,144	1,438,398	1,451,542	29.2	1,379,652	28.2	805,446	57.2
Redeemable preferred shares (4)	-	1,318,101	1,318,101	26.6	1,318,101	26.9	-	-
TOTAL WITH BBA AND FIAT	72,861	4,892,806	4,965,667		4,893,777		1,408,788
% per maturity date	1.5	98.5
TOTAL WITHOUT BBA AND FIAT	71,112	4,822,665	4,893,777
% per maturity date	1.5	98.5
TOTAL - 03/31/2002	9,462	1,399,326	1,408,788
% per maturity date	0.7	99.3
(1)		Bank Deposit Certificates:
	-	issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interfinancial Deposit rate plus 0.87% p.a.
	-	issued on 02/26/2003, as part of liquidation of investment in BBA, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interfinancial Deposit rate at the end of the period.
(2)		Non-convertible debentures:
-

issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interfinancial Deposit (DI) rate registered at the Securities Custody Center CETIP (DI-CETIP) plus 0.75% p.a.

(3)		Euronotes:
	-	issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.
	-	issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand, also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.
	-	issued on 06/26/2002, in the amount of US$ 50,000 thousand, with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 6/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.
(4)		Redeemable preferred shares:
	-	issued by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting right, in the amount of US$ 393,099 thousand, with maturity in 12.5 years and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	38

Note 9 -  Foreign Exchange Portfolio

a)  Foreign exchange portfolio consists of:

	03/31/2003		03/31/2002
	With BBA and FIAT	Without BBA and FIAT
ASSETS - OTHER RECEIVABLES	10,361,719	9,285,163	3,898,416
Exchange purchase pending settlement	6,629,517	5,828,643	2,534,128
Foreign currency bills exchange and term documents	10,367	10,367	11,234
Exchange sales rights	3,810,926	3,547,406	1,458,880
(-) Local currency advances received	(168,400)	(168,400)	(127,217)
Income receivable on advances granted (*)	79,309	67,147	21,391
LIABILITIES - OTHER LIABILITIES	8,094,416	7,552,121	2,960,533
Exchange sales pending settlement	3,723,887	3,449,372	1,437,934
Exchange purchase liabilities	6,644,139	5,854,318	2,624,786
(-) Advances on exchange contracts (*)	(2,275,309)	(1,753,267)	(1,107,358)
Other	1,699	1,698	5,171
MEMORANDUM ACCOUNTS	64,589	62,332	33,880
Import credits outstanding	59,544	57,948	21,158
Confirmed export credits	5,045	4,384	12,722
(*) Included in the Loan Portfolio (Note 7).

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	39

Note 10 - Other Accounts

a)  Other Receivables

	03/31/2003		03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Tax credits (1)	3,954,525	3,712,675	2,877,805
Social contribution to be offset (1)	1,369,757	1,336,656	1,366,458
Tax and contribution to offset	707,267	658,278	646,593
Credit assignment operations (Note 7)	1,605,730	1,597,394	2,044,715
Credit card operations	1,446,578	1,446,578	1,317,370
Securities and credits receivable (2)	7,458	7,458	566,297
Debtors as a result of sale of assets and others	151,694	143,358	161,048
Deposits in guarantee	2,269,582	2,213,967	2,032,741
Tax appeals	1,573,357	1,524,794	1,198,822
Labor appeals	353,443	350,869	328,342
Overseas	170,092	170,092	305,594
Other	172,690	168,212	199,983
Accounts receivable in guarantee	114,307	114,307	-
Other domestic debtors	274,044	234,614	528,557
Other foreign debtors	129,941	129,941	54,197
Options for tax incentives	57,218	55,485	41,439
Recoverable payments	29,794	29,785	29,276
Salary advances	33,593	32,711	31,931
Receivables from related companie	33,021	32,003	33,798
Other	53,691	32,092	55,651
Total	10,632,470	10,179,908	9,743,161

(1)	Note 12 b.
(2)

At March 31, 2002, includes R$ 548.432, in ITAÚ CONSOLIDATED, corresponding to the contract for the purchase and sale of public securities, signed with the State of Paraná, with a pledge of the shares in Companhia Paranaense de Energia - COPEL.
At the end of 2002, the State of Paraná suspended the payment of the contractual liabilities, based on the decision of the Regional Federal Court - 4th region, determining the suspension of the contract validity, although the first sentence had established only the suspension of the guarantee clauses. Based on the decision of the Superior Court of Justice, Banestado obtained a partial injunction annulling the Bank’s obligation to set up a provision for loan losses.
Notwithstanding the facts mentioned above, management decided to provide in against the credit and offset it against the mentioned provision due to the expectation of long-term recovery.

b)  Other Liabilities

I - Negotiation and Intermediation of Securities

	03/31/2003		03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Balances (*)	2,213,175	1,710,724	1,430,999

(*)

At March 31, 2003, includes the amount of R$ 1,342,099 (equivalent to US$ 400,256) relating to the sale of rights on foreign payment orders receivable to the company Brazilian Diversified Payment Rights Finance Company.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	40

II - Sundry

	03/31/2003		03/31/2002
With BBA and FIAT	With BBA and FIAT	Without BBA and FIAT
Credit card operations	1,664,837	1,664,837	2,147,438
Payables - establishments	1,318,894	1,318,894	1,727,555
Bank financing - credit card owners	117,713	117,713	167,202
Other liabilities	228,230	228,230	252,681
Provision for labor contingencies	996,902	988,793	727,817
Liabilities from purchase of assets and rights	253,862	252,635	54,354
Other foreign debtors	281,603	253,296	209,603
Provision for contingent liabilities	426,784	419,853	217,268
Provision for personnel	260,033	247,238	255,074
Provision for sundry payments	415,441	375,090	164,878
Insurance companies	117,631	117,212	81,323
Liabilities for official agreements and rendering of payment services	489,055	489,055	165,615
Provision for reorganization of BANESTADO and BEG	51,380	51,380	116,932
Provision to cover actuarial deficit	17,359	17,359	50,682
Payables to affiliated companies	58,455	52,164	141,688
Creditors for resources to be released	17,313	17,313	26,943
Funds held for purchase consortia members	50,601	9	-
Other	302,539	221,028	214,857
Total	5,403,795	5,167,262	4,574,472

c)  Banking Services Fees

	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Fund management fees	282,733	277,206	247,540
Current account service fees	243,087	233,312	205,760
Credit operations	132,991	132,991	106,276
Collection fees	73,270	73,270	66,452
Interbank charges (securities, checks and wire)	49,188	49,188	47,525
Government collection fees	45,513	45,513	54,152
Credit cards	229,169	229,169	164,293
Annual fees	83,155	83,155	74,399
Other services	146,014	146,014	89,894
Income from provided guarantees	29,074	22,060	14,946
Other services	118,365	115,417	93,761
Total	1,203,390	1,178,126	1,000,705

d)  Personnel Expenses

	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Remuneration	379,134	365,359	360,947
Charges	113,550	108,814	112,259
Social benefits	97,264	94,249	96,438
Training	7,507	7,199	7,135
Subtotal	597,455	575,621	576,779
Employee resignation and labor claims	136,050	135,921	139,816
Total	733,505	711,542	716,595

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	41

e)  Other Administrative Expenses

	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Data processing and telecommunications	242,607	238,192	225,636
Depreciation and amortization	147,418	144,505	133,065
Facilities	119,736	116,882	102,798
Third-party services	126,744	102,856	111,539
Financial system service cost	69,992	66,771	65,423
Advertising, promotions and publications	44,664	43,271	49,589
Transport	44,498	43,929	44,166
Civil proceedings	57,157	57,156	17,405
Material	40,448	39,631	33,072
Security	30,293	29,976	30,206
Commission expenses - credit cards	12,272	12,272	25,310
Legal	11,964	9,910	5,368
Other	59,759	55,426	72,381
Total	1,007,552	960,777	915,958

f)  Other Operating Income

	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Reversal of operating provisions	79,897	66,112	10,237
Equity share of subsidiaries and affiliates, not derived from net income	7,670	4,877	673
Recovery of charges and expenses	8,416	7,715	7,269
Exchange rate variation of assets and liabilities in foreign companies	71,078	62,732	-
Other	57,083	36,116	54,763
Total	224,144	177,552	72,942

g)  Other Operating Expenses

	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Provision for tax incentives	39,313	38,332	66,610
Commissions	22,339	19,857	1,740
Expenses on credit card operations	39,117	39,117	21,203
Other financial expenses	12,758	12,758	4,851
Equity share of subisidiaries and affiliates, not derived from net income	13,002	9,556	11
Other	113,566	78,043	38,321
Total	240,095	197,663	132,736

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	42

Note 11 - Extraordinary Result

For a better analysis of the financial statements for the period, non-recurring income and expenses were segregated to the extraordinary result account, net of taxes (income tax and social contribution), relating to the amortization of goodwill referring to the acquisition of the investment in FIAT and the acquisition of BEG shares, adjustment to the risk rating standard of the credit portfolios of BBA and FIAT and the reversal of the provision for legal contingency which there is already a final court decision.

Amortization of goodwill	(491,798)
Allowance for doubtful credits	(66,826)
Reversal of the provision for tax risks	27,091
TOTAL	(531,533)
Minority Interest adjustment in BBA	3,245
TOTAL WITHOUT BBA	(528,288)

Note 12 - Taxes

a)  Composition of expenses with taxes and contributions

I -	Charges with Income tax and Social Contribution incident on operations for the year, and to offset related to temporary additions, are as follows:

Due on Operations for the Period	ITAÚ HOLDING CONSOLIDATED
	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Income before Income Tax and Social Contribution	1,881,903	1,742,807	684,794
Charges (Income Tax and Social Contribution) at the rates of 25% and 9%(*) respectively	(639,847)	(592,554)	(232,830)

Increase/decrease in income tax and social contribution payables as a result of:

Permanent (Inclusions) Exclusions	81,423	105,998	20,398
Equity in income of unconsolidated investments	6,296	49,808	1,291
Interest on own capital	110,230	110,230	40,945
Non-deductible expenses and provisions and other	(35,103)	(54,040)	(21,838)

Temporary (Inclusions) Exclusions	31,227	65,147	44,196
Allowance for loan losses	(61,572)	(35,815)	(40,828)
Labor provisions, tax contingencies and other expenses	92,799	100,962	85,024

Expenses with Income Tax and Social Contribution	(527,197)	(421,409)	(168,236)
Withholding tax on distribution of interest on own capital	(46,573)	(46,573)	(17,899)

Total Income tax and Social contribution	(573,574)	(467,786)	(186,135)

To offset related to Temporary Additions	ITAÚ HOLDING CONSOLIDATED
	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Constitution (Reversal) on Temporary Additions/Exclusions	(30,055)	(65,102)	(44,196)
Constitution (Reversal) on Tax Losses and Negative Social Contribution	13,042	51,086	(3,727)
Constitution (Reversal) on Others	(16,095)	(16,101)	72,947
Total Tax Credits	(33,108)	(30,117)	25,024

(*) According to Note 4k

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	43

II -	Composition of Tax Expenses:

Tax Expenses	ITAÚ HOLDING CONSOLIDATED
	01/01 to 03/31/2003		01/01 to 03/31/2002
	With BBA	Without BBA
Pis and Cofins	(158,213)	(141,375)	(100,696)
Municipal Taxes	(43,416)	(42,680)	(37,151)
Tax on Bank Accounts Outflow	(38,062)	(36,463)	(42,717)
Others	(9,404)	(9,101)	(4,511)
Total	(249,095)	(229,619)	(185,075)

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	44

b)  Tax Credits

I -	The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

ITAÚ HOLDING CONSOLIDATED
	PROVISIONS		TAX CREDITS
	12/31/2002	03/31/2003	12/31/2002	Realization	Net movement	Acquisition of FIAT	03/31/2003 With BBA & FIAT	03/31/2003 Without BBA & FIAT	03/31/2002

Tax credits - reflected in results			3,820,984	(522,118)	573,044	46,169	3,918,079	3,685,898	2,877,805
Related to tax losses and negative social contribution			865,215	(79,497)	92,539	-	878,257	842,819	792,802

Related to disbursed provisions			1,638,326	(203,535)	237,218	33,207	1,705,216	1,582,917	1,036,461
Allowance for loan losses			965,679	(106,805)	186,027	21,958	1,066,859	969,397	663,708
Mark-to- market of trading securities and derivative financial instruments (Assets and liabilities)			180,985	(82,993)	4,304	2,874	105,170	96,522	54,360
Allowance for real estate			39,786	(1,298)	-	-	38,488	38,488	44,048
Others			451,876	(12,439)	46,887	8,375	494,699	478,510	274,345
Related to non-disbursed provisions (*)	4,265,130	4,330,289	1,317,443	(239,086)	243,287	12,962	1,334,606	1,260,162	1,048,542
Related to the operation	2,442,982	2,694,065	759,614	(157,486)	219,318	12,962	834,408	785,488	641,392
Interest on own capital	276,124	328,232	93,882	(77,097)	94,814	-	111,599	111,599	62,427
Tax contingencies	549,436	634,803	159,027	-	10,340	11,528	180,895	140,905	161,484
Labor contingencies	861,494	903,525	265,264	(29,718)	43,952	46	279,544	277,005	196,346
Civil contingencies	373,343	426,790	114,685	(3,160)	19,845	1,106	132,476	126,367	77,456
Other	382,586	400,715	126,756	(47,511)	50,367	282	129,894	129,612	143,679

Related to provisions in excess in relation to the minimum required	1,822,148	1,636,224	557,829	(81,600)	23,969	-	500,198	474,674	407,150
Allowance for loan losses	818,598	843,072	260,906	-	14,925	-	275,831	250,307	208,418
Mark-to -market of securities and derivative financial instruments	760,000	545,000	258,400	(81,600)	8,500	-	185,300	185,300	134,859
Tax contingencies	243,550	248,152	38,523	-	544	-	39,067	39,067	63,873

Tax credits - Reflected in Stockholders’ Equity			97,391	(60,945)	-	-	36,446	26,777	-
Mark-to- market of securities available for sale			97,391	(60,945)	-	-	36,446	26,777	-

(-) Reclassification to Stockholders’ Equity of Additional Allowance for Securities and Derivative Financial Instruments (*)	(255,000)	-	(86,700)	86,700	-	-	-	-	-

Total	4,010,130	4,330,289	3,831,675	(496,363)	573,044	46,169	3,954,525	3,712,675	2,877,805

Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2,158-35, of August 24, 2001			1,385,766	(16,009)	-	-	1,369,757	1,336,656	1,366,458
(*)	From a financial point of view, rather than recording the provision of R$ 4,330,289 (R$ 4,010,130 at 12/31/2002) and Tax Credits of R$ 1,334,606 (R$ 1,230,743 at 12/31/2002) only the difference should be considered, because the deferred tax assets would only materialize when the liability is disbursed.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	45

II -	The estimate of realization and current value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35, existing at March, 3, 2003, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

Realization Year	ITAÚ CONSOLIDATED With BBA and FIAT				ITAÚ CONSOLIDATED Without BBA and FIAT
	Tax Credits			Social Contribution to Offset	Tax Credits			Social Contribution to Offset
	Temporary Differences	Tax Loss and Negative Basis	TOTAL		Temporary Differences	Tax Loss and Negative Basis	TOTAL
2003	1,709,881	96,234	1,806,115	36,583	1,579,868	92,351	1,672,219	35,699
2004	551,070	303,403	854,473	120,575	520,257	291,161	811,418	117,661
2005	252,256	375,625	627,881	134,821	238,152	360,468	598,620	131,563
2006	278,596	102,995	381,591	150,919	263,019	98,839	361,858	147,272
2007	103,141	-	103,141	167,443	97,374	-	97,374	163,397
2008 to 2012	181,325	-	181,325	759,416	171,186	-	171,186	741,064
Total	3,076,268	878,257	3,954,525	1,369,757	2,869,856	842,819	3,712,675	1,336,656
Current value (*)	2,762,341	765,205	3,527,546	1,051,192	2,576,993	734,329	3,311,322	1,025,789

(*) To current value adjustment, the average funding rate was used.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services tariffs and others which can vary in relation to data and actual values.

Net book value is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indicative of future net profits.

III -	Unrecognized tax credits amount to R$ 115,702 in ITAÚ HOLDING CONSOLIDATED With BBA and FIAT and R$ 94,051 in ITAÚ HOLDING CONSOLIDATED Without BBA and FIAT.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	46

c )  Taxes and Social Security Contributions

I -	The balance of Taxes and Social Security Contributions is represented as follows:

Taxes and Social Security Contributions	ITAÚ HOLDING CONSOLIDATED
	03/31/2003		03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Taxes and contributions on income payable	396,865	289,048	88,564
Taxes and contributions payable	306,001	277,619	224,348
Provision for deferred income tax and social contribution	481,834	427,351	267,034
Provision for tax contingencies (*)	1,660,445	1,224,680	2,015,146

Total	2,845,145	2,218,698	2,595,092
(*)	The decrease in this balance derives basically from the payments made using benefits under Provisional Measures 38, of May 15, 2002, and 66, of August 30, 2002, throughout 2002.

II -	Change in Deferred Income Tax and Social Contribution

Deferred Income Tax and Social Contribution	ITAÚ HOLDING CONSOLIDATED
	12/31/2002	Realization	Increase	Acquisition of FIAT	03/31/2003 With BBA and FIAT	03/31/2003 Without BBA and FIAT	03/31/2002

Depreciation in Excess	234,971	(2,787)	-	2,390	234,574	232,184	203,636
Taxation on Results Abroad	68,552	(644)	-	-	67,908	67,908	45,136
Revaluation Reserve	17,082	-	177	-	17,259	17,259	18,123
Mark-to-market of securities available for sale	16,122	-	87,164	4,217	107,503	107,434	-
Mark-to-market of trading securities and derivative financial instruments (Assets and liabilities)	57,358	(2,736)	(80)	-	54,542	2,518	-
Others	72	(24)	-	-	48	48	139

Total	394,157	(6,191)	87,261	6,607	481,834	427,351	267,034

III -	Change in Allowance for Tax Contingencies

The allowance for tax contingencies comprises amounts related to tax matters, where Itaú and its subsidiaries have lawsuits against tax authorities; the legality of this collection is being challenged in administrative or judicial courts.

Allowance for Tax Contingencies	ITAÚ HOLDING CONSOLIDATED With BBA and FIAT
Balance at December 31, 2002	1,551,199

Balance from the acquisition of FIAT	106,801

Change for the year	2,445

Charges on taxes	26,072
Increases	43,529
Payments (1)	(26,109)
Reversals (2)	(41,047)

Balance at March 31, 2003	1,660,445

(1) Payments with Benefits of Law 10,637/02.
(2) Reversal of allowance classified in Extraordinary Results.

d)

ITAÚ HOLDING CONSOLIDATED paid or provided taxes and contributions in the amount of R$ 960,377 (R$ 559,656 from 01/01 to 03/31/02) which were levied on profits, income and payroll. Moreover, R$ 1,256,523 (R$ 1,071,917 from 01/01 to 03/31/02) was retained from customers and paid, amounts which are levied directly on financial intermediation.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	47

Note 13 - Investments

a)  Composition of investments

	03/31/2003		03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Investments in BBA and FIAT	-	2,341,203	-
Banco Itaú-BBA S.A. and subsidiaries	-	1,907,465	-
Banco Fiat S.A. and subsidiary	-	433,738	-
Share of equity in affiliates - Domestic	111,150	111,150	106,758
AGF Brasil Seguros S.A.	108,126	108,126	103,336
Others	3,024	3,024	3,422
Share of equity in affiliates - Foreign	668,018	667,599	284,782
BPI - SGPS S.A. (BPI)	662,687	662,687	283,325
Others	5,331	4,912	1,457
Other investments	192,424	176,319	346,345
Investments by tax incentives (*)	72,643	72,168	247,771
Equity securities	32,022	22,254	20,119
Shares and quotas	26,990	21,143	22,101
Others	60,769	60,754	56,354
Provision for losses	(58,271)	(56,954)	(6,403)
TOTAL	913,321	3,239,317	731,482
(*)

At March 31, 2003, the amount of R$ 254,359 was reclassified to Current assets of Options for Tax Incentives and a provision of R$ 197,141 was set up for this amount. A provision of R$ 58,271 was set up against the remaining amount of R$ 72,643.

b)  Composition of equity in income of affiliates

	03/31/2003		03/31/2002
	With BBA	Without BBA
Banco Itaú-BBA S.A. and subsidiaries	-	127,976	-
Share of equity in affiliates - Domestic	1,124	1,124	1,247
Share of equity in affiliates - Foreign	17,395	17,395	2,549
Foreign exchange variation on investments	(6,054)	(6,054)	(5,116)
Equity in income of affiliates	23,449	23,449	7,665
Share of equity in affiliates	18,519	146,495	3,796

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	48

Note 14 - Related Parties

Transactions between related parties were carried out at amounts and terms in accordance with normal market practices in force in the period as well as under reciprocal conditions.

Transactions involving ITAÚ HOLDING and its subsidiaries were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

  The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

  Fundação Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

  Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING to act in their respective areas of interest, as described in Note 20e and Note 20f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

  Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Central Bank of Brazil, such as movement of current accounts, investments in and redemption of securities, and the provision of portfolio custody/management services.

  Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

  Rental of real estates from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Note 15 - Stockholders’ Equity

a)  Corporate reorganization

The Extraordinary General Meeting held on November 21, 2002, confirmed by BACEN on February 27, 2003, approved the incorporation by ITAÚ HOLDING of the entire share capital of ITAÚ, based on the equity position as at September 30, 2002, converting it into its wholly-owned subsidiary. Accordingly, ITAÚ’s stockholders had their ownership interest proportionally replaced by book shares of the same type and characteristics, issued by ITAÚ HOLDING in the proportion of one new share for each share held, based on the related appraisal report. Accordingly, ITAÚ HOLDING increased its stockholders’ equity through the capital increase and establishment of capital reserve relating to the premium on the issue of shares, net of the adjustment to market value of securities and treasury shares relating to reciprocal ownership.

The changes in stockholders’ equity of ITAÚ between September 30, 2002, and February 28, 2003, were recorded as follows: (I) the adjustment to market value of securities and derivatives and treasury shares was recorded in the respective account; (II) the changes between September 30, 2002 and December 31, 2002, relating to net income for the period, net of appropriation of interest on own capital, as adjustment to Retained earnings/accumulated losses; and (III) the changes occurred between January 1, 2003 and February 28, 2003, from net income for the period, as Equity in Income (losses) of unconsolidated investments.

During the Administrative Council’s Meeting on March 24, 2003, confirmed by the Extraordinary General Meeting held on April 9, 2003, ITAÚ HOLDING approved the incorporation of the preferred shares issued by ITAÚ in the process of the acquisition of the investment in BBA, through the exchange of book entry shares of the same type and characteristics in the proportion of one new share per each share held, resulting in an increase in stockholders’ equity through the capital increase, establishment of capital reserve relating to the premium on the issuance of shares, and payment of interest on own capital, thereby reestablishing its position as a wholly-owned subsidiary.

b)  Shares

Capital comprises 116,896,104,264 book entry shares, with no par value, of which 61,998,316,748 are common and 54,897,787,516 are preferred shares with no voting rights, but with a right, in an eventual sale of control, to be included in the public offer for the acquisition of shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	49

Based on the authorizations by the Administrative Council, own shares were acquired in the period, to be kept in treasury, for further cancellation or replacement in the market, at a minimum cost of R$ 150.30, weighted average of R$ 182.77 and maximum of R$ 183.61, per lot of 1,000 common shares and at a minimum, weighted average and maximum cost of R$ 150.30 per lot of 1,000 preferred shares.

The average cost, in Reais, per lot of 1,000 treasury shares at March 31, 2003, is R$ 182.46 for common shares and R$ 120.76 for preferred shares, and the market value per lot of 1,000 treasury shares is R$ 182.63 and R$ 181.94, respectively.

The table below shows the evolution of Itaú shares during the period.

	Number
	Common	Preferred	Total
Shares
Number of shares at 12/31/2002	155,768,707	-	155,768,707
Incorporation of ITAÚ shares:	61,842,548,041	54,897,787,516	116,740,335,557
Special Meeting on 11/21/2002	61,842,548,041	51,452,831,516	113,295,379,557
Board Meeting on 03/24/2003 & Extra.Meet. on 04/09/2003	-	3,444,956,000	3,444,956,000
Number of shares at 03/31/2003	61,998,316,748	54,897,787,516	116,896,104,264

Treasury stock
Number of shares at 12/31/2002	-	-	-
Incorporation of ITAÚ shares - Extra.Meet. on 11/21/2002	51,324,668	2,132,409,816	2,183,734,484
Balance on 09/30/2002	30,961,267	2,205,119,816	2,236,081,083
Evolution from 10/01 to 02/28/2003	20,363,401	(72,710,000)	(52,346,599)
Purchase of shares	20,363,401	6,000,000	26,363,401
Disposals - Stock Option Plan	-	(78,710,000)	(78,710,000)
Purchase of shares	646,481,800	-	646,481,800
Disposals - Stock Option Plan	-	(44,222,000)	(44,222,000)
Number of shares at 03/31/2003	697,806,468	2,088,187,816	2,785,994,284

Outstanding shares on 03/31/2003	61,300,510,280	52,809,599,700	114,110,109,980

c)  Dividends

Pursuant to Brazilian corporate law, preferred shares are entitled to minimum compulsory dividends of twenty-five per cent (25%) of adjusted net income for the year, and share equally with common shares in profit distribution, after distribution to the common shares of the minimum annual dividends of R$ 0.55 per thousand shares payable to preferred shareholders.

The interim dividends, which were paid as interest on own capital, amounted to R$ 0.10 per thousand shares at 03/31/2003. The board of directors, at a meeting held on 03/24/2003, approved the increase of such dividends to R$ 0.13 per thousand shares as from 05/02/2003, based on the share ownership as of the last business day of the preceding month, which will be payable on the first business day of the subsequent month.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	50

d)   Stockholders’ equity activity in the period

I -	Stockholders’ equity activity of ITAÚ HOLDING

	Paid-up capital	Capital reserves	Profits reserves	Adjustment to market value of securities and derivatives	(Treasury shares)	Retained earnings	Total
Balances at January 1, 2003	15,263	-	-	506	-	(1,239)	14,530
Incorporation of ITAÚ shares - Extraordinary General Meeting on 11/21/2002	4,245,237	5,764,586	-	104,382	(263,073)	91,003	9,942,135
Balances at 09/30/2002	4,245,237	5,764,586	-	(317,309)	(263,174)	-	9,429,340
Activity from 10/01 to 12/31/2002	-	-	-	348,776	1,269	91,003	441,048
Activity from 01/01 to 02/28/2003	-	-	-	72,915	(1,168)	-	71,747
Acquisition of ITAÚ shares - Administrative Council Meeting on 03/ 24/2003 and Extraordinary General Meeting on 04/09/2003	519,500	2,721	-	-	-	(8,199)	514,022
Treasury shares	-	-	-	-	(116,415)	-	(116,415)
Change in adjustment to market value in the period	-	-	-	65,302	-	-	65,302
Reversal of provision for interest on own capital for the year 2002	-	-	-	-	-	134	134
Net income for the period	-	-	-	-	-	1,081,875	1,081,875
Appropriations:
Legal reserve	-	-	54,094	-	-	(54,094)	-
Statutory reserves	-	-	807,191	-	-	(807,191)	-
Provision for interest on own capital	-	-	-	-	-	(280,040)	(280,040)
Interest on own capital advanced by ITAÚ	-	-	-	-	-	(22,249)	(22,249)
Balances at 03/31/2003	4,780,000	5,767,307	861,285	170,190	(379,488)	-	11,199,294

II -	Reconciliation of net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED

The difference in net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED arises from the effects of the adoption of distinct criteria for the amortization of goodwill derived from the acquisitions of investments and for the establishment of tax credits, as well as the elimination of unrealized profits arising from transactions between the consolidated companies, for which corresponding taxes have been deferred.

	“Net income 01/01 to 03/31/2003”	“Stockholders’ equity 03/31/2003”
ITAÚ HOLDING	1,081,875	11,199,294
Goodwill amortization	(392,378)	(2,458,102)
Tax credit	23,159	1,270,279
Unrealized profits	1,506	(28,079)
ITAÚ HOLDING CONSOLIDATED	714,162	9,983,392

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	51

e)  Stock Option Plan

ITAÚ HOLDING created a Stock Option Plan in order to involve its officers in the process to develop the institution at medium and long terms.

Up to March 31, 2003, the options developed as follows:

				Per 1,000 shares
Issuance		Vesting period until	Exercise period until	Exercise price as of March 31, 2003 (R$1)	Granted	Exercised	Cancelled	Not exercised
Nº	Date
1st	05/15/1995	12/31/1997	12/31/2000	59.93	146,000	135,000	11,000	-
	05/15/1995	12/31/1997	12/31/2001	59.93	136,000	136,000	-	-
	07/30/2001	12/31/1997	12/31/2001	59.93	3,000	3,000	-	-
2nd	04/29/1996	12/31/1998	12/31/2001	64.58	105,000	105,000	-	-
	04/29/1996	12/31/1998	12/31/2002	64.58	240,000	230,000	10,000	-
	04/29/1996	12/31/1998	12/31/2003	64.58	252,000	238,000	-	14,000
3rd	02/17/1997	12/31/2001	12/31/2004	83.85	533,000	476,182	7,000	49,818
	06/22/2001	12/31/2001	12/31/2004	83.85	8,000	8,000	-	-
	07/30/2001	12/31/2001	12/31/2004	83.85	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	83.85	8,500	6,000	-	2,500
	12/28/2001	12/31/2001	12/31/2004	83.85	500	500	-	-
	02/08/2002	12/31/2001	12/31/2004	83.85	3,000	3,000	-	-
4th	02/09/1998	12/31/2002	12/31/2005	97.09	43,500	19,500	-	24,000
	02/09/1998	12/31/2002	12/31/2005	97.29	535,000	126,250	8,000	400,750
	06/22/2001	12/31/2002	12/31/2005	97.29	7,000	-	-	7,000
	07/30/2001	12/31/2002	12/31/2005	97.29	3,000	-	-	3,000
	12/28/2001	12/31/2002	12/31/2005	97.29	500	-	-	500
	02/08/2002	12/31/2002	12/31/2005	97.29	3,000	-	-	3,000
5th	02/22/1999	12/31/2003	12/31/2006	114.50	34,000	7,500	-	26,500
	02/22/1999	12/31/2003	12/31/2006	114.69	464,100	42,400	3,400	418,300
	06/22/2001	12/31/2003	12/31/2006	114.69	7,000	-	-	7,000
	07/30/2001	12/31/2003	12/31/2006	114.69	3,000	-	-	3,000
	10/16/2001	12/31/2003	12/31/2006	114.69	5,000	-	-	5,000
	12/28/2001	12/31/2003	12/31/2006	114.69	500	-	-	500
	02/08/2002	12/31/2003	12/31/2006	114.69	4,000	-	-	4,000
6th	02/14/2000	12/31/2004	12/31/2007	175.08	533,200	37,300	8,900	487,000
	06/22/2001	12/31/2004	12/31/2007	175.08	7,000	-	-	7,000
	10/16/2001	12/31/2004	12/31/2007	175.08	5,000	-	-	5,000
	12/28/2001	12/31/2004	12/31/2007	175.08	500	-	-	500
	02/08/2002	12/31/2004	12/31/2007	175.08	5,000	-	-	5,000
7th	02/19/2001	12/31/2005	12/31/2008	226.91	510,000	2,000	8,800	499,200
	03/10/2003	12/31/2005	12/31/2008	226.91	6,000	-	-	6,000
	02/19/2001	12/31/2005	12/31/2008	225.81	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	225.81	5,000	-	-	5,000
8th	03/04/2002	12/31/2006	12/31/2009	216.39	534,150	-	7,100	527,050
	03/04/2002	12/31/2006	12/31/2009	215.08	9,000	-	-	9,000
9th	03/10/2003	12/31/2007	12/31/2010	146.53	533,900	-	-	533,900
	03/10/2003	12/31/2007	12/31/2010	146.63	13,500	-	-	13,500
				Total	4,732,850	1,579,632	64,200	3,089,018

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to that for exercising the option.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	52

Note 16 - Financial Instruments - Market Value - Itaú Holding Consolidated

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the values that might be obtained in an active market, or in the absence of such markets, using the net present value of future cash flows adjusted based on the current market interest rate, are approximately equal to the market value, or do not have a market value quotation available, except for the instruments in the table below:

ITAÚ HOLDING CONSOLIDATED	BOOK VALUE			MARKET VALUE			Unrealized Income (Loss) (1) (2)
	With BBA and FIAT	Without BBA and FIAT		With BBA and FIAT	Without BBA and FIAT		In net income		In stockholder’ equity
	03/31/2003	03/31/2003	03/31/2002	03/31/2003	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Interbank investments	5,549,414	5,876,482	3,764,643	5,555,105	5,882,173	3,799,733	5,691	35,090	5,691	35,090

Securities and derivatives	26,537,163	22,408,119	19,491,626	26,537,163	22,408,119	20,120,706	-	220,345	-	220,345
Additional provision (exceeding minimum requirement)							545,000	408,735	545,000	408,735
Provision for securities available for sale							261,212		-

Loan operations	31,933,388	23,999,516	21,192,553	31,874,849	23,940,977	21,172,581	(58,539)	(19,972)	(58,539)	(19,972)

Investments in BPI	662,687	662,687	283,324	932,951	932,951	529,763	270,264	246,439	270,264	246,439
Other investments	134,153	119,365	339,942	135,249	120,461	341,702	1,096	1,760	1,096	1,760

Time and interbank deposits and funds from acceptance and issuance of securities	18,328,583	11,652,928	8,628,715	18,288,000	11,612,345	8,590,459	40,583	38,256	40,583	38,256

Other liabilities from trading and intermediation of amounts	2,213,175	1,710,724	1,430,999	2,082,372	1,579,921	1,398,402	130,803	32,597	130,803	32,597

Subordinated debts	4,965,667	4,893,777	1,408,788	4,542,802	4,470,912	1,455,949	422,865	(47,161)	422,865	(47,161)

Treasury shares	379,488	379,488	387,689	507,365	507,365	537,443	-	-	127,877	149,754

Total unrealized							1,618,975	916,089	1,485,640	1,065,843
(1)	Does not consider the corresponding tax effects.
(2)	Includes unrealized gains to minority interest amounting to R$ 158,782 (R$ 116,601 at 3/31/2002).

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	53

To obtain the market values for these financial instruments, the following criteria were adopted:

  Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market securities interest rates for fixed-rate published in the Gazeta Mercantil on April 1, 2003 for floating-rate securities.

  Securities were stated at their market value, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN).

  Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

  Other investments and equity shares in foreign subsidiary and affiliated companies are determined based on stock market quotations, book value per share and auction quotations.

  Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and, for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on April 1, 2003. The effects of hedges (swap contracts) are also taken into account.

  Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	54

Note 17 - Reclassification for Comparison Purposes

In order to set a comparison standard for the March 31, 2003 Financial Statements, reclassifications in the balances of March 31, 2002 were carried out mainly relating to the consolidation of the credit card administrators as financial institutions, the more adequate classification for insurance, leasing operations, taxes and social security contributions, Derivative Financial Instruments, Income from Trade Finance and Foreign Exchange Portfolio and to the amount received in advance for the marketing and interactive services agreement, offsetting the cost of acquisition of AOLA’s shares.

	Prior disclosure	Reclassifications	Reclassified balances
ASSETS
SECURITIES
Own portfolio	13,162.157	(553,792)	12,608,365
Fund quotas of PGBL/VGBL	-	556,600	556,600
Subject to forward agreements	75,719	(75,719)	-
Derivative Financial Instruments	-	465,775	465,775
LOAN OPERATIONS
Private sector	24,428,884	(1,317,370)	23,111,514
OTHER RECEIVABLES
Negotiation and intermediation of securities	920,331	(390,056)	530,275
Sundry	8,815,130	928,031	9,743,161
TOTAL ASSETS	79,756,986	(386,531)	79,370,455
LIABILITIES
DERIVATIVE FINANCIAL INSTRUMENTS	-	528,609	528,609
OTHER LIABILITIES
Social and statutory	165,905	5,698	171,603
Taxes and social security	1,174,609	1,420,483	2,595,092
Negotiation and intermediation of securities	1,959,608	(528,609)	1,430,999
Sundry	6,264,699	(1,690,227)	4,574,472
DEFERRED INCOME	165,583	(122,235)	43,348
TOTAL LIABILITIES	79,756,986	(386,531)	79,370,455
STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS
Loans	1,581,791	168,798	1,750,589
Leases	256,197	(160,703)	95,494
Securities	1,259,756	(1,297)	1,258,459
Trade finance and foreign exchange portfolio	2,964	(10,187)	(7,223)
EXPENSES FROM FINANCIAL OPERATIONS
Borrowings, assignements and onlendings	(142,297)	(7,913)	(150,210)
Leasing operations	(160,703)	160,703	-
NET INCOME FROM FINANCIAL OPERATIONS	1,261,536	149,407	1,410,943
OTHER OPERATING INCOME (EXPENSES)
Banking services fees	1,137,743	(137,038)	1,000,705
Other income and insurance operating expenses	-	10,166	10,166
Other administrative expenses	(850,541)	(65,417)	(915,958)
Other operating income	97,526	(24,584)	72,942
Other operating expenses	(203,615)	70,879	(132,736)
OPERATING INCOME	696,054	3,414	699,468
NON-OPERATING INCOME	(11,260)	(3,414)	(14,674)
NET INCOME	503,692	-	503,692

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	55

Notes 18 - Benefits to Employees

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding to benefits to employees, as well as the accounting procedures adopted:

a)  Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsors supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE)) also grant death benefits in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired after August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Previdência e Seguros.

During the period, the contributions paid totaled R$ 6,720 (R$ 7,750 from January 1 to March 31, 2002). The contribution rate increases based on the beneficiary’s salary.

b)  Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 1,738 (R$ 1,291 from January 1 to March 31, 2002). The contribution rate increases based on the beneficiary’s age.

c)  Net amount of assets and actuarial liabilities of the benefit plans:

The net assets and actuarial liabilities calculated in conformity with the concepts established by CVM Deliberation 371/2000 are summarized below:

	03/31/2003	03/31/2002
Net assets of the plans	5,907,220	4,989,282
Actuarial liabilities	(5,094,283)	(4,754,202)
Surplus (1)	812,937	235,080
(1)	According to paragraph 49 g of the attachment to the CVM Resolution 371/2000, the net asset was not recognized.

In addition to the reserves kept by the plans, the sponsors have provisions in the amount of R$ 27,674 (R$ 59,583 at March 31, 2002) to cover insufficient actuarial reserves.

d)  Performance of Net Assets and Actuarial Liabilities, and Excess of Assets over Liabilities

DESCRIPTION	01/01 to 03/31/2003			01/01 to 03/31/2002
	Assets	Actuarial Liabilities	Excess	Assets	Actuarial Liabilities	Excess
Present value - beginning of the period	5,541,053	(4,989,799)	551,254	4,858,498	(4,674,431)	184,067
Adjustments in the period (1)	0	0	0	0	12,822	12,822
Expected return on assets on costs of current service + Interest	167,989	(166,275)	1,714	147,169	(147,458)	(289)
Benefits paid	(61,791)	61,791	0	(54,865)	54,865	0
Contributions-employer / participants	15,170	0	15,170	15,142	0	15,142
Gains / (Losses) in the period	244,799	0	244,799	23,338	0	23,338
Present net value - end of period	5,907,220	(5,094,283)	812,937	4,989,282	(4,754,202)	235,080
(1)	Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	56

e)  Main assumptions used in actuarial assessment

	03/31/2003	03/31/2002
Discount rate (1)	10.24 % p.a.	10.24 % p.a.
Return rate expected for the assets	12.32 % p.a.	12.32 % p.a.
Turn over (2)	Exp.Itaú 99/01	Exp. Itaú 96/98
Future salary growth	7.12 % p.a.	8.16 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)	Projected Unit Credit (3)
(1)

Considering the plans managed by FUNBEP and PREBEG, sponsored by BANESTADO and BEG, respectively, it was used, as from December 31, 2002, the discount rate of 11.80% p.a., which considers the weighted average return rate expected for the assets of the mentioned plans, including fixed income securities with terms compatible with those of the actuarial obligations.

(2)	The turnover assumption is based on the effective participants of Banco Itaú S.A., resulting in an average of 2.0 % p.a. in 1999/2001 and 3.7% p.a. in 1996/1998.
(3)

Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

Note 19 - Strategic Alliance with America Online Latin America Inc

On June 12, 2000, a strategic alliance with America Online Latin America Inc. (AOLA) was established through a joint venture made by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. Itaú purchased 12% of stockholding interest in the capital of AOLA (representing 31,700,000 class A common shares). Itaú and America Online Brasil Ltd. (AOLB), a subsidiary of AOLA, contracted the rendering of interactive and marketing services by Itaú. The acquisition of shares did not imply a monetary disbursement, since a payment related to the services rendering agreement was received at the time of the subscription, at an equal amount. The transaction is subject to restrictions and goals to be complied with under the contractual term of five years.

In March 2001, a further 4,237,840 class A common shares were acquired due to a capital increase after a joint decision with AOL and with the companies belonging to the Cisneros group.

The amount related to the agreement was received in advance and recorded in our financial statements offsetting the cost of share purchase.

In this period, the volatility affecting the US market lead to major fluctuations in share prices, causing the AOLA shares to be traded at US$ 0.4100 on March 31, 2003. As a result, an allowance totaling R$ 398,240 was set up so that the net assets related to the strategic alliance are at most equal to its market value.

Period End	US dollar quotation	Share market quotation (US$)	Number of thousand shares lot	Unit cost of shares (US$)	Cost of shares portfolio	Established provision	Other Liabilities- Sundry	Net assets	Market value of shares
08/15/2000	1.7938	8.0000	31,700	8.000	454,912	-	(454,836)	76	454,912
12/29/2000	1.9554	2.6880	31,700	8.000	495,889	-	(438,325)	57,564	166,619
06/29/2001	2.3049	8.9900	35,938	8.000	662,665	-	(427,034)	235,631	744,670
12/31/2001	2.3204	4.5500	35,938	6.858	571,886	-	(393,185)	178,701	379,425
06/28/2002	2.8444	0.6400	35,938	6.858	701,031	(260,000)	(376,667)	64,364	65,422
09/30/2002	3.8949	0.2450	35,938	6.675	934,388	(529,369)	(370,725)	34,294	34,294
12/31/2002	3.5333	0.3700	35,938	6.675	847,640	(433,974)	(366,683)	46,983	46,983
03/31/2003	3.3531	0.4100	35,938	6.675	804,409	(398,240)	(356,763)	49,406	49,406

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	57

Note 20 - Additional Information

a)

ITAÚ HOLDING manages the following types of investment funds: privatization, fixed income - domestic and foreign, shares, open portfolio shares, investment clubs, its customer’s portfolios and own portfolios:

	In Thousands of Reais
	ITAÚ HOLDING CONSOLIDATED
	03/31/2003				03/31/2002
	Amount		No. of funds		Amount	No. of funds
	With BBA and FIAT	Without BBA and FIAT	With BBA and FIAT	Without BBA and FIAT
Investment funds	57,987,319	51,847,384	711	546	51,260,090	629
Fixed income	55,997,803	50,113,239	617	467	49,123,920	517
Shares	1,989,516	1,734,145	94	79	2,136,170	112
Managed portfolios	19,843,408	18,502,649	2,411	2,389	16,670,404	3,276
Customers	11,252,255	9,911,496	2,360	2,338	9,584,545	3,227
Itaú group	8,591,153	8,591,153	51	51	7,085,859	49
TOTAL	77,830,727	70,350,033	3,122	2,935	67,930,494	3,905

The chart below eliminates double countings of managed funds in investment funds:

	In Thousands of Reais
	ITAÚ HOLDING CONSOLIDATED
	03/31/2003				03/31/2002
	Amount		No. of funds		Amount	No. of funds
	With BBA and FIAT	Without BBA and FIAT	With BBA and FIAT	Without BBA and FIAT
Investment funds	57,987,319	51,847,384	711	546	51,260,090	629
Fixed income	55,997,803	50,113,239	617	467	49,123,920	517
Shares	1,989,516	1,734,145	94	79	2,136,170	112
Managed portfolios	4,864,723	3,983,956	2,411	2,389	6,013,992	3,276
Customers	3,541,633	2,660,866	2,360	2,338	2,129,877	3,227
Itaú group	1,323,090	1,323,090	51	51	3,884,115	49
TOTAL	62,852,042	55,831,340	3,122	2,935	57,274,082	3,905

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	58

b)  Funds from purchase consortia member

	With FIAT	Without FIAT
Monthly estimate of installments receivable from participants	27,535	1,766
Group liabilities by installments	958,648	94,164
Participants - assets to be delivered	851,382	91,795
Funds available for participants	95,662	2,554
In numbers
Number of managed groups	967	53
Number of current participants	110,363	5,334
Number of goods to deliver to participants	54,997	5,163

c)

Despite the low risk exposure due to non-physical concentration of its assets, ITAÚ HOLDING subsidiaries’ policy is to assure its values and assets at amounts considered sufficient to cover eventual claims.

d) The balances in Reais connected to foreign currency were:

	03/31/2003		03/31/2002
	With BBA and FIAT	Without BBA and FIAT
Permanent foreign investment	7,744,516	6,448,886	4,539,639
Net amount of assets and liabilities indexed to foreign currency, including derivatives and future investments	(5,193,559)	(3,402,687)	230,598
Net foreign exchange position	2,550,956	3,046,199	4,770,237

e)

ITAÚ HOLDING is the main sponsor of Fundação Itaú Social, which objectives are: 1) managing “Itaú Social Program” which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the basic education and health areas through its subsidiary ITAÚ; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program” and 3) providing food and other similar benefits to the employees of Itaú and other group companies. Income arising from the investment of the foundation properties (of R$ 222 million at March 31, 2003) made it self-sufficient to perform its objectives. During this period no donations were made.

f)

ITAÚ HOLDING is the founding member and supporter of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve the cultural heritage of Brazil. During the period, the consolidated companies donated to IIC the amount of R$ 3,329 (R$ 5,000 from January 1 to March 31, 2002).

g)

Full provision has been made for the amount of commissions receivable relating to services rendered to the Social Security (INSS), comprising the period from January to December 2002, in the amount of R$ 52,441.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	59

Note 21 - Additional Information on Affiliates and Subsidiaries

In order to permit a better analysis of the financial situation of the group, we present below a summary of accounting information, which has been consolidated according to the activities of the respective companies, as well as foreign branches and financial institutions in the country.

a)  Consolidated credit card companies and insurance, capitalization and pension fund companies’ information.

	Credit card companies (1)		Insurance, capitalization and pension fund companies (2)
Assets	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Current and long-term receivables
Cash and cash equivalents	21,717	27,658	18,006	19,096
Short-term interbank deposits	731,766	-	-	-
Securities	192,624	496,588	5,373,958	3,598,036
Receivable from Insurance Operations	-	-	538,746	484,959
Credit portfolio	2,164,656	2,158,984	-	-
Credit operations	1,171,460	1,289,443	-	-
Other receivables	1,446,578	1,317,370	-	-
Allowance for loan and lease losses	(453,382)	(447,829)	-	-
Other receivables	644,611	514,314	218,979	184,572
Other assets	8,282	15,240	156,683	129,742
Permanent assets
Investments	1,755,611	2,129,173	817,397	648,491
Property and equipment	76,542	47,155	219,793	198,497
Deferred charges	18,204	21,442	2,643	4,153
Total	5,614,013	5,410,554	7,346,205	5,267,546

Liabilities
Current and long-term liabilities
Technical provisions - restricted	-	-	4,804,352	3,279,887
Insurance operations payable	-	-	135,923	66,746
Borrowings	174,080	144,435	-	-
Taxes and social security	197,275	38,083	321,642	266,870
Credit Cards Operations	1,930,969	2,198,032	-	-
Payable amounts - stores	1,397,787	1,319,302	-	-
Banking financing - card holders	309,848	756,496	-	-
Other payables	223,334	122,234	-	-
Other Liabilities	689,409	1,034,060	143,441	147,170
Deferred income	-	-	44	44
Minority interest in subsidiaries	-	-	9,712	1,351
Stockholders’ equity
Capital and reserves	2,390,638	1,907,209	1,769,946	1,436,509
Income for the period	231,642	88,735	161,145	68,969
Total	5,614,013	5,410,554	7,346,205	5,267,546
(1)

Includes Itaú Personnalité Administradora de Cartões de Crédito e Serviços Ltda., Itaucard Administradora de Cartões de Crédito e Imobiliária Ltda. (a company incorporated on April 1, 2002 by Itaucard Financeira S.A. Crédito, Financiamento e Investimento), Bemge Administradora de Cartões de Crédito Ltda., Banestado Administradora de Cartões de Crédito Ltda., SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartões de Crédito Ltda., Itaucard Financeira S.A. Crédito, Financiamento e Investimentos (only on March 31, 2003) and, proportionally, Credicard Comercial e Importadora Ltda., Credicard S.A. Administradora de Cartões de Crédito, Redecard S.A. and Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(2)

Includes Banerj Seguros S.A., Itaú Capitalização S.A., Itaú Previdência e Seguros S.A., Itaú Seguros S.A., Bemge Seguradora S.A., Capitaliza - Empresa de Capitalização S.A., Cia. de Seguros Gralha Azul, Paraná Cia. de Seguros, Itauseg Saúde S. A. and Gralha Azul Serviços de Saúde S/C Ltda. - companies regulated by Superintendency of Private Insurances (SUSEP).

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	60

b)  Foreign subsidiaries

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidado (2)
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003		03/31/2002
Assets
Current and long-term assets
Cash and Cash equivalents	33,129	9,240	189,962	72,250	104,331		93,625
Short-term interbank deposits	784,370	1,118,104	6,210	28,535	3,230,907		1,738,956
Money market	60,970	18,447	-	-	62,693		-
Interbank deposits	723,400	1,099,657	6,210	28,535	3,168,214		1,738,956
Securities	4,448,367	3,291,775	370,944	208,006	1,466,159		985,159
Brazil	867,133	1,890,994	-	-	10,937		69,117
Federal Government	601,895	682,895	-	-	-		92
Financial institutions	265,238	1,208,099	-	-	10,937		69,025
Other	3,581,234	1,400,781	370,944	208,006	1,455,222		916,042
Interbank and interbranch accounts	-	-	8,145	20,992	-		-
Loans and leasing operations	6,689,322	4,546,908	379,241	286,921	2,794,855		1,177,530
Foreign exchange loans	6,607,167	4,546,908	63,644	31,720	1,831,858		649,444
Other	82,155	-	315,597	255,201	962,997		528,086
Prepaid expenses	96,315	48,513	1,943	620	3,215		1,861
Other assets	473,282	495,349	94,854	20,877	1,017,029		98,079

Permanent assets
Investments	16,931	-	4,912	1,457	21,861		28,521
Fixed Assets	1,519	1,072	69,751	47,740	12,077		5,974
Deferred charges	2,832	1,388	51,435	1,429	2,246		1,913

Total	12,546,067	9,512,349	1,177,397	688,827	8,652,680		4,131,618

Liabilities

Current and long-term liabilities
Deposits	2,549,698	866,507	740,368	379,938	4,192,227		2,612,739
Demand deposits	20,664	4,290	265,071	78,965	201,206		117,000
Savings accounts	-	-	107,177	105,201	-		-
Interbank deposits	110,203	95,152	21,772	2,971	426,637		328,512
Time deposit	2,418,831	767,065	346,348	192,801	3,564,384		2,167,227
Deposits received under securities repurchase agreements	353,138	495,690	-	-	694,715		156,119
Funds from acceptances of securities	1,172,085	1,026,985	-	-	775,325		454,589
Interbank and interbranch accounts	-	-	-	-	-		-
Borrowings	3,753,910	3,287,743	34,240	30,807	775,993		214,350
Derivative financial instruments	54,193	-	-	-	31,642		-
Other liabilities	2,741,407	1,483,712	59,462	20,126	1,273,942		210,839

Deferred income	14,006	23,726	-	-	792		525

Minority interest in subsidiaries	-	-	-	-	1		2

Stockholders’ equity
Capital and reserves	1,815,678	2,295,175	353,653	115,358	895,235		467,896
Income from the period	91,952	32,811	(10,326)	142,598	12,808	(8)	14,559

Total	12,546,067	9,512,349	1,177,397	688,827	8,652,680		4,131,618

	Itau Bank. Ltd.		IFE - Banco Bemge (Uruguay) S.A.		Banco del Paraná S.A.
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Assets
Current and long-term assets
Cash and Cash equivalents	134,974	6,291	5,247	1,764	448	858
Short-term interbank deposits	615,174	151,087	17,110	47,665	11,266	5,864
Money market	25,644	25,076	-	-	-	-
Interbank deposits	589,530	126,011	17,110	47,665	11,266	5,864
Securities	1,079,453	1,038,470	-	16,706	-	-
Brazil	18,871	487,252	-	5,019	-	-
Federal Government	361	240,020	-	-	-	-
Financial institutions	18,510	247,232	-	5,019	-	-
Other	1,060,582	551,218	-	11,687	-	-
Interbank and interbranch accounts	-	-	1,683	1,169	16,907	8,030
Loans and leasing operations	894,018	145,668	104	30,748	837	27,716
Foreign exchange loans	882,318	145,668	104	-	-	-
Other	11,700	-	-	30,748	837	27,716
Prepaid expenses	1,400	5,010	-	-	-	-
Other assets	103,031	301,044	96	682,840	1,001	8,300

Permanent assets
Investments	1,429,909	90,084	-	-	662	652
Fixed Assets	138	114	115	112	578	818
Deferred charges	27	28	41	32	55	156

Total	4,258,124	1,737,796	24,396	781,036	31,754	52,394

Liabilities

Current and long-term liabilities
Deposits	256,548	671,848	4,779	13,237	13,005	36,903
Demand deposits	26,444	35	4,779	1,441	1,844	9,969
Savings accounts	-	-	-	-	2,259	8,600
Interbank deposits	36,693	241,938	-	11,796	-	-
Time deposit	193,411	429,875	-	-	8,902	18,334
Deposits received under securities repurchase agreements	28,735	160,528	-	-	-	-
Funds from acceptances of securities	10,960	25,757	-	-	-	-
Interbank and interbranch accounts	-	-	-	-	311	1,126
Borrowings	-	12,093	-	-	-	-
Derivative financial instruments	46,949	-	-	-	-	-
Other liabilities	1,318,282	59,753	134	677,715	3,726	2,711

Deferred income	828	808	-	-	-	-

Minority interest in subsidiaries	-	-	-	-	-	-

Stockholders’ equity
Capital and reserves	2,503,230	792,247	18,594	89,069	19,442	15,768
Income from the period	92,592	14,762	889	1,015	(4,730)	(4,114)

Total	4,258,124	1,737,796	24,396	781,036	31,754	52,394

	Non-financial (3)		Subsidiaries Banco BBA-Creditanstalt S.A.		FOREIGN CONSOLIDATED (7)
			Financial (4)	Non-financial (5)
	03/31/2003	03/31/2002	03/31/2003		03/31/2003(6)	03/31/2003	03/31/2002
Assets
Current and long-term assets
Cash and Cash equivalents	38,597	7,990	18,598	240	502,638	483,868	196,460
Short-term interbank deposits	105,404	15,193	2,193,649	-	6,290,324	4,108,058	2,896,415
Money market	-	-	-	-	148,717	148,717	43,678
Interbank deposits	105,404	15,193	2,193,649	-	6,141,607	3,959,341	2,852,737
Securities	18,732	93,152	3,083,114	18,358	10,082,495	7,202,014	5,408,017
Brazil	4,482	847	650,662	-	1,564,132	913,469	2,453,229
Federal Government	4,482	694	-	-	606,739	606,739	923,701
Financial institutions	-	153	650,662	-	957,393	306,730	1,529,528
Other	14,250	92,305	2,432,452	18,358	8,518,363	6,288,545	2,954,788
Interbank and interbranch accounts	-	-	-	-	26,735	26,735	30,192
Loans and leasing operations	-	-	1,668,263	-	12,290,177	10,621,913	6,179,623
Foreign exchange loans	-	-	970,309	-	9,488,666	8,518,357	5,404,488
Other	-	-	697,954	-	2,801,511	2,103,556	775,135
Prepaid expenses	148	30	14,707	295	118,066	103,063	55,870
Other assets	744,703	489,495	317,919	2,667	2,751,609	2,431,453	2,067,344

Permanent assets
Investments	4,392,742	1,696,630	419	31,703	1,541,966	1,616,492	288,725
Fixed Assets	798	448	182	43	86,084	85,859	57,670
Deferred charges	1,879	1,755	83	14	59,140	59,043	6,703

Total	5,303,003	2,304,693	7,296,934	53,320	33,749,234	26,738,498	17,187,019

Liabilities

Current and long-term liabilities
Deposits	-	15,800	1,567,660	-	8,587,888	7,050,037	4,208,028
Demand deposits	-	-	621,728	-	1,107,584	485,923	208,125
Savings accounts	-	-	-	-	109,436	109,436	113,801
Interbank deposits	-	-	-	-	547,228	558,612	549,599
Time deposit	-	15,800	945,932	-	6,823,640	5,896,066	3,336,503
Deposits received under securities repurchase agreements	-	-	-	-	1,075,996	1,075,996	812,337
Funds from acceptances of securities	-	-	1,253,637	-	3,154,917	1,914,378	1,495,656
Interbank and interbranch accounts	-	-	-	-	311	311	1,126
Borrowings	163,195	53,134	1,914,232	-	6,499,561	4,585,330	3,538,567
Derivative financial instruments	-	-	504,022	-	534,642	120,353	-
Other liabilities	84,895	43,787	687,225	931	5,961,922	5,373,996	2,487,894

Deferred income	493	476	13,602	-	29,721	16,119	25,370

Minority interest in subsidiaries	297	295	-	-	159,760	153,092	78,402

Stockholders’ equity
Capital and reserves	4,918,422	2,156,690	1,301,760	54,023	7,431,865	6,188,889	4,335,416
Income from the period	135,701	34,511	54,796	(1,634)	312,651	259,997	204,223

Total	5,303,003	2,304,693	7,296,934	53,320	33,749,234	26,738,498	17,187,019
(1)	Grand Cayman and New York branches.
(2)	Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd. and Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa - Fund Management Company, S.A. and only on March 31, 2003, BIEL Fund Management Company S.A.
(3)

Afinco - Americas Madeira, SGPS Limitada, BFB Overseas Inc., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A., Itaú Europa, SGPS, S.A., Itaúsa Portugal - SGPS, S.A.,Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, S.A., BIEL Holding AG, IPI - Itaúsa Portugal Investimentos, SGPS Ltda., Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Madeira - Investimentos, SGPS, Ltda. Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itau Brazil Inc, and only on 03/31/2003, Jasper Internacional Investiment LLC, Itaú International Investment LLC and Itrust Servicios Financieros S.A.

(4)	BBA Creditanstalt Bank Ltd., Banco BBA - Creditanstalt S.A. Nassau Branch and Banco BBA - Creditanstalt - Uruguay branch.
(5)	Mundostar S.A., BBA Representaciones S.A., Karen International Limited and Nevada Woods S.A.
(6)	Include companies controlled by BBA.
(7)	Information on foreign consolidated presents net balances of eliminations from consolidation.
(8)

The difference in relation to income for the period recorded in the Management Report (R$ 21 million), refers to the exchange variation of the participation in BIE Bank & Trust in the amount of R$ 8 million, which according to Portuguese accounting standards is recorded in stockholders’ equity.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	61

c)  Banco Itaú Buen Ayre

I -  Effects in the period

In the table below we show the effects of “pesification” on the results and balance sheet of Banco Itaú Buen Ayre and ITAÚ HOLDING CONSOLIDATED, which have already been fully absorbed by provisions formed in prior years, at an exchange rate of P$ 2.98606 to the dollar on 3/31/2003 (P$ 3.37684 on 12/31/2002):

	12/31/2002 (1)	03/31/2003 (2)		Variations
Assets
Current and long-term assets
Cash and cash equivalents	144,653	189,962		45,309
Short-term interbank deposits	14,129	6,210		(7,919)
Securities	325,530	370,944	(3)	45,414
Interbank and interbranch accounts	7,064	8,145		1,081
Loan operations	323,301	379,241		55,940
Loans and financing	476,444	528,509		52,065
(-) Allowance for loan losses	(153,143)	(149,268)		3,875
Other assets	108,868	96,797		(12,071)
Permanent liabilities
Investments	4,587	4,912		325
Property and equipment	63,699	69,751		6,052
Deferred charges	53,426	51,435		(1,991)
Total	1,045,257	1,177,397		132,140

Liabilities
Current and long-term liabilities
Deposits	581,906	740,368		158,462
Demand deposits	192,866	265,071		72,205
Savings deposits	84,064	107,177		23,113
Interbank deposits	6,242	21,772		15,530
Time deposits	298,734	346,348		47,614
Borrowings and onlendings	38,571	34,240		(4,331)
Other liabilities	86,858	59,462		(27,396)
Stockholders’ equity	337,922	343,327		5,405	(4)
Total	1,045,257	1,177,397		132,140
(1)	The statements at December 31, 2002 already reflect the “pesification” effects and consider:
	a)	the conversion of operations contracted using the free USD rate at the quotation of P$ 3.37684;
	b)	the conversion of operations contracted using the commercial USD rate at the quotation of P$ 1.40;
	c)	the recording of bonds foreseen by Argentine authorities to offset losses from the “pesification” of Loan Operations, estimated at R$ 78,218, at 30% of their face value of R$ 23,466;
	d)	the conversion of R$ considers the devaluation of all operations, after the conversion mentioned above, at the quotation of P$ 3.37684 per USD.

(2)	The March 31, 2003 financial statements reflect the effects of operations after the “pesification” and consider the conversion to R$ based on the quotation of P$ 2.98606 per USD.
(3)

Includes R$ 52,526 in Argentine government securities (compulsory deposits) and R$ 92,326 in bonds to compensate for losses on loan operations resulting from “pesification” the former by 70% of notional value, R$ 64,628.

(4)	The effects of the increment in Stockholders’ equity of R$ (30,973) reflected on ITAÚ HOLDING CONSOLIDATED are attributable to:
	a)	R$ 24,733 in exchange gains arising from the appreciation of the Argentine Peso before the US dollar (11.57%) above the appreciation of the Real before the dollar (5.1%);
	b)	(R$ 46,704) of income arising from Itaú Buen Ayre in the period, which arises mainly from exchange losses on assets indexed to the US dollar;
	c)	(R$ 9,003) arising from adjustments of provisions for prior year taxes, whose regulation by the Argentine government was concluded after the disclosure of the December 31, 2002 balance sheet; and
	d)	R$ 36,379 arising from the partial reversal of the previously recorded provision for the bonds received to offset losses on Credit Transactions, based on their fair value.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	62

II - Credit Portfolio and Allowance for Loan Losses after the “Pesification” Effects

03/31/2003
Portfolio balance				Total allowance
Risk level	Individuals	Corporates (*)	Total	Individuals			Corporates	Total
				Minimum required	Additional	Total	Total
AA	-	109,174	109,174	-	-	-	-	-
A	-	36,869	36,869	-	-	-	184	184
B	80,174	76,739	156,913	802	70,895	71,697	767	72,464
C	1,931	33,543	35,474	58	1,873	1,931	1,006	2,937
D	1,065	86,151	87,216	107	959	1,065	8,615	9,680
E	1,286	7	1,293	386	900	1,286	2	1,288
F	1,123	77,709	78,832	562	562	1,123	38,855	39,978
G	938	3	941	657	281	938	2	940
H	21,528	268	21,796	21,528	-	21,528	268	21,796
TOTAL	108,045	420,463	528,508	24,098	75,470	99,568	49,700	149,268
(*)	Includes R$ 392,148 thousand in operations contracted with corporate companies, which are subsidiaries of foreign companies.

III - Risk in Credit Portfolio

Considering the present economic scenario of Argentina and based on information available so far, Management quantified the minimum and maximum loss of Credit Portfolio shown in item II above:

	Minimum	Maximum
Individuals	27,011	75,632
Corporate - Subsidiaries of multinational companies operating in Argentina	10,512	84,093
Total	37,523	159,724
Total allowance in Itaú Buen Ayre	149,268	149,268
Shortage (surplus)	(111,745)	10,456

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	63

d)  Main Domestic Financial Institutions

	BANERJ(1)		BEG(2)		BEMGE(3)
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Assets
Current and long-term assets
Cash and cash equivalents	149,352	163,925	4,298	37,677	10,757	6,930
Interbank deposits	9,293,692	5,927,447	205,943	347,454	1,773,495	1,793,870
Securities	3,255,307	1,503,271	79,005	118,201	416,628	135,883
Interbank accounts	1,204,046	565,682	8,096	94,040	135,435	95,326
Interbranch accounts	149	7,703		11,796	-	-
Loans and leasing operations	2,442,906	3,876,605	59,048	211,631	30,432	33,495
Other receivables	4,359,251	1,283,279	223,354	204,482	693,806	714,846
Other assets	287,878	202,372	9,576	5,650	25,296	6,128

Permanent assets
Investments	962,728	766,609	1,259	1,305	3,053	11,951
Fixed Assets	165,366	533,777	10,413	21,005	4,394	12,500
Deferred charges	41,375	96,406	10	118	439	1,180

Total	22,162,050	14,927,076	601,002	1,053,359	3,093,735	2,812,109

Liabilities and stockholders’ equity

Current and long-term liabilities
Deposits	6,143,810	2,629,937	262,621	633,294	737,863	682,675
Deposits received under securities repurchase agreements	577,905	234,537	-	16,319	-	-
Funds from acceptances and issuance of securities	5,068,132	3,146,016	-	-	-	-
Interbank accounts	66,634	157,372	3,162	30,993	9,721	8,063
Interbranch accounts	18,803	6,704	92	101	304	252
Borrowings and onlendings	181,428	174,130	-	1,196	-	-
Local onlendings - Official institutions	123,706	438	7,591	5,568	-	-
Derivative financial instruments	5,217	-	-	-	-	-
Capitalization Technical Provisions	13,867	-	-	-	-	-
Other liabilities	5,707,395	4,486,057	122,719	212,578	376,446	272,696
Deferred income	1,390	152,637	-	1,057	6	6
Minority interest in subsidiaries	996,142	1,304,494	68	50	13,198	12,165
Stockholders’ equity
Capital and reserves	3,057,709	2,583,294	175,568	154,269	1,908,826	1,810,910
Net income for the period	199,912	51,460	29,181	(2,066)	47,371	25,342

Total	22,162,050	14,927,076	601,002	1,053,359	3,093,735	2,812,109

	BANESTADO(4)		BBA(5)	FIAT(6)
	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Assets
Current and long-term assets
Cash and cash equivalents	52,247	28,450	23,872	14,485
Interbank deposits	327,094	115,511	5,199,445	80,300
Securities	471,747	104,371	4,152,650	285,270
Interbank accounts	298,883	213,304	182,910	19,290
Interbranch accounts	149	1,997	-	-
Loans and leasing operations	426,858	673,853	6,086,909	1,958,757
Other receivables	1,204,967	1,969,134	2,414,859	95,838
Other assets	103,705	89,827	31,491	3,548

Permanent assets
Investments	31,081	30,784	71,659	-
Fixed Assets	51,912	72,372	30,943	4,351
Deferred charges	20,030	8,335	10,821	336

Total	2,988,673	3,307,938	18,205,559	2,462,175

Liabilities and stockholders’ equity

Current and long-term liabilities
Deposits	1,719,457	1,294,315	5,453,002	1,624,274
Deposits received under securities repurchase agreements	17,802	45,728	1,244,434	-
Funds from acceptances and issuance of securities	-	25,438	1,646,905	-
Interbank accounts	10,174	148,508	33,619	-
Interbranch accounts	7,469	3,283	1,189	-
Borrowings and onlendings	7,348	6,876	3,296,536	154,470
Local onlendings - Official institutions	123,463	179,841	1,275,208	-
Derivative financial instruments	80	-	543,226	9,438
Capitalization Technical Provisions	13,867	42,758	-	-
Other liabilities	910,240	997,569	2,648,713	206,756
Deferred income	816	3,148	20,916	33,499
Minority interest in subsidiaries	1,445	3,771	66,236	-
Stockholders’ equity
Capital and reserves	583,858	592,592	1,867,501	433,738
Net income for the period	(407,346)	(35,889)	108,074	-

Total	2,988,673	3,307,938	18,205,559	2,462,175
(1)

Includes Banco Banerj S.A., Itaucard Financeira S.A. Crédito e Financiamento e Investimento and subsidiaries, Banco Itaú Buen Ayre S.A.(at 03/31/2002), and, only at 03/31/2003, Banco Bemge S.A. and subsidiaries, Banco Banestado S.A. and subsidiaries due to corporate reorganization process in which Banerj became the controller, explaining the significant increase of assets when compared to 12/31/2002.

(2)	Includes Banco BEG S.A., BEG - Distribuidora de Títulos e Valores Mobiliários S.A. and SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartões de Crédito Ltda.
(3)	Includes Banco Bemge S.A., Bemge Administradora de Cartões de Crédito Ltda., Investimentos Bemge S.A., Lineinvest Participações S.A. and IFE - Banco Bemge (Uruguay) S.A.
(4)

Includes Banco Banestado S.A., Asban S.A. Participações, Banco Del Paraná S.A., Banestado Administradora de Cartões de Crédito Ltda., Banestado Leasing S.A. - Arrendamento Mercantil, Banestado Corretora de Valores Mobiliários S.A., Banestado S.A. - Participações, Administração e Serviços, Capitaliza - Empresa de Capitalização S.A.

(5)

Includes Banco BBA Creditanstalt S.A., BBA Representaciones S.A., BBA Trading S.A., IF Participações S/C Ltda., Karen International Limited, Nevada Woods S.A., BBA Alocação de Ativos S.A., BBA Corretora de Títulos e Valores Mobiliários S.A., BBA Creditanstalt Finanças Representações, BBA Holding S.A., BBA Investimentos Distribuidora de Títulos e Valores Mobiliários S.A., Fina Promoção e Serviços S.A., Fináustria Arrendamento Mercantil S.A., Fináustria Assessoria, Administração e Serviços de Crédito S/C Ltda., Fináustria Cia. de Crédito, Financiamento e Investimento, Fináustria Participações Ltda, BBA Creditanstalt Bank Ltd and Mundostar S.A.

(6)	Includes Banco FIAT S.A. and FIAT Administradora de Consórcios Ltda.

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	64

e)  Statement of Income of Banco Itaú-BBA S.A.

	01/01 to 03/31/2003 (Note 2)
	Without BBA	Itaú-BBA	Eliminations	With BBA
INCOME FROM FINANCIAL OPERATIONS	3,361,230	559,623	-	3,920,853
Loans	1,564,056	126,665	-	1,690,721
Leases	70,169	5,634	-	75,803
Securities	1,401,556	286,273	-	1,687,829
Trade finance and foreign exchange portfolio	84,272	131,227	-	215,499
Compulsory deposits	241,177	9,824	-	251,001

EXPENSES FROM FINANCIAL OPERATIONS	(1,161,937)	(229,421)	-	(1,391,358)
Deposits, money market and interbank funds	(929,257)	(332,611)	-	(1,261,868)
Borrowings, assignments and on-lendings	170,847	148,213	-	319,060
Provision for loan and lease losses	(403,527)	(45,023)	-	(448,550)

NET INCOME FROM FINANCIAL OPERATIONS	2,199,293	330,202	-	2,529,495

OTHER OPERATING INCOME (EXPENSES)	(423,765)	(56,120)	(130,646)	(610,531)
Banking service fees	1,178,126	25,264	-	1,203,390
Income from insurance, pension plan and capitalization operations	173,663	-	-	173,663
Income from insurance premiums, pension plan and capitalization	892,562	-	-	892,562
Expenses from technical provisions for insurance, pension plan and capitalization	(344,653)	-	-	(344,653)
Insurance claims	(223,817)	-	-	(223,817)
Selling expenses	(54,883)	-	-	(54,883)
Pension plans benefits expenses	(112,479)	-	-	(112,479)
Other income and insurance operating expenses	16,933	-	-	16,933
Personnel expenses	(711,542)	(21,963)	-	(733,505)
Other administrative expenses	(960,777)	(46,775)	-	(1,007,552)
Tax expenses	(229,619)	(19,476)	-	(249,095)
Equity in income of associated and subsidiary companies	146,495	64	(128,040)	18,519
Other operating income	177,552	49,198	(2,606)	224,144
Other operating expenses	(197,663)	(42,432)	-	(240,095)

OPERATING INCOME	1,775,528	274,082	(130,646)	1,918,964

NON-OPERATING INCOME	(32,721)	(4,340)	-	(37,061)

INCOME BEFORE TAXATION AND PROFIT SHARING	1,742,807	269,742	(130,646)	1,881,903

INCOME TAX AND SOCIAL CONTRIBUTION
Due on operations for the period	(421,409)	(105,788)	-	(527,197)
Deferred related to temporary additions	(30,117)	(2,991)	-	(33,108)

EXTRAORDINARY RESULT	(528,288)	(25,151)	21,906	(531,533)

PROFIT SHARING
Employees - Law 10101 of 12/19/2000	(45,346)	(10,683)	-	(56,029)
Administrative - Statutory - Law 6404 of 12/15/1976	(8,128)	(14,179)	-	(22,307)

MINORITY INTERESTS	4,643	(2,876)	666	2,433

NET INCOME	714,162	108,074	(108,074)	714,162

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	65

Note 22 - Statement of Cash Flow

We present below the Statement of Cash Flow prepared by Indirect Method

	With BBA and FIAT	Without BBA and FIAT
	01/01 to 03/31/2003	01/01 to 03/31/2003	01/01 to 03/31/2002
Operating activities
Net income	714,162	714,162	503,692
Provision for devaluation and adjustment to market value of securities and derivatives	(607,224)	(681,213)	(161,365)
Adjustment to market of derivative financial instruments liabilities	130,726	227,447	-
Provision for loan losses	448,550	365,420	430,941
Change in technical provision for insurance, pension plan and capitalization	344,653	344,653	196,624
Assets deferred income tax	33,108	30,117	(25,024)
(Reversal) Provision for losses and other assets	(1,962)	(2,538)	(5,415)
(Income) deficit on the disposal of assets	(21,778)	(25,674)	12,849
Amortization of goodwill	579,545	579,545	48
Equity in the results of subsidiaries and associated companies	(2,138)	(106,031)	(3,796)
(Gain) Loss on currency translation	(6,054)	(6,054)	(5,117)
Extraordinary result in associated companies	(16,380)	32,815	-
(Gain) Loss on disposal of investments	(409)	409	16
(Reversal) Provision for losses on other investments and tax incentives	5,079	5,079	286
Depreciation and amortization	149,784	146,920	133,065
Minority interest results	2,433	4,643	(7,769)
Change in assets and liabilities
(Increase) Decrease in short-term interbank investments	1,843,755	1,465,926	1,274,684
(Increase) Decrease in securities and derivative financial instruments	(197,483)	(215,489)	(205,567)
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	1,155,412	1,153,041	546,141
(Increase) Decrease in interbank and interbranch accounts	12,601	30,240	(372,308)
(Increase) Decrease in loan operations	(2,009,669)	(34,114)	926,518
(Increase) Decrease in leasing operations	72,738	98,019	36,027
(Increase) Decrease in other credits and other assets	(1,292,422)	(1,361,580)	2,535,439
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	56,833	56,833	(140,423)
(Decrease) Increase in other liabilities	(3,199,459)	(3,383,261)	(4,063,952)
(Decrease) Increase in deferred income	28,973	(3,466)	4,743
Net cash provided by (invested) in operating activities	(1,776,626)	(564,151)	1,610,337

Investment activities
Sale of non-operating assets	87,028	77,154	77,046
Disposal of investments	9,964	6,195	13,161
Disposal of assets in use	5,748	5,536	116,319
Decrease in deferred charges	209	203	3,647
Purchase of non-operating assets	(70,949)	(56,874)	(68,486)
Purchase of investments	(6,416)	(443,183)	(6,232)
Goodwill in investments	(523,094)	(579,545)	(24,436)
Purchase of assets in use	(101,026)	(94,686)	(129,465)
Investments in deferred charges	(40,123)	(37,370)	(23,172)
Change in minority interest	(10,315)	(14,835)	(20,181)
Net cash provided by (invested) in investment activities	(648,974)	(1,137,403)	(61,799)

Financing activities
Increase (Decrease) in deposits	(1,005,666)	(2,412,517)	(1,220,776)
Increase (Decrease) in funds obtained in the open market	(458,407)	73,310	(937,728)
Increase (Decrease) in funds from the issue of securities	699,060	285,923	229,874
Increase (Decrease) in borrowing and onlendings	(667,722)	(352,422)	(1,388,961)
Increase (Decrease) in derivative financial instruments liabilities	(812,675)	(401,047)	528,609
Increase (Decrease) in liabilities for subordinated debts	4,274,093	4,097,769	1,432,831
Reversal of provision for interest on own capital	134	134	-
Granting for exercised equity options	-	-	17,260
Receipt of donation of assets	-	-	-
Stock options exercised	-	-	17,260
Shares subscription	522,221	522,221	57,050
Purchase of own shares	(117,583)	(117,583)	(170,064)
Variation of market value for the period	138,217	138,217	-
Interest on own capital paid and/or provisioned	(310,488)	(310,488)	(119,323)
Net cash provided by (invested) in financing activities	2,261,184	1,523,517	(1,571,228)

Increase in cash and cash equivalents, net	(164,416)	(178,037)	(22,690)

At the beginning of the period	1,894,256	1,868,065	1,895,760
At the end of the period	1,729,840	1,690,028	1,873,070

Increase in cash and cash equivalents, net	(164,416)	(178,037)	(22,690)

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	66

Report of Independent Accountants
on the Limited Reviews of Consolidated Quarterly Information March 31, 2003 and 2002

PriceWaterHouseCoopers [LOGO]

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1.

We have carried out a limited review of the accounting information included in the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) for the quarter ended March 31, 2003, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank. The limited reviews of quarterly information of certain subsidiary companies, evaluated on the equity method, were carried out by other independent auditors, and our report on the limited review, regarding the value of these investments in the amount of R$ 3,112,016 thousand (Note 13(a)), consolidated assets in the amount of R$ 18,388,740 thousand and the net income obtained by them in the quarter ended March 31, 2003, in the amount of R$ 130,703 thousand, is exclusively based on the reports of these other independent auditors.

2.

Our review was performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. and subsidiary companies.

3.

Based on our limited review and on the report of other independent auditors, as mentioned in paragraph 1 above, we are not aware of any material modifications which should be made to the quarterly information referred to above for it to be stated in accordance with accounting practices adopted in Brazil specifically applicable to the preparation of quarterly information and with the standards of the Brazilian Securities Commission (CVM).

4.

We have carried out the limited review of the Quarterly Information of Banco Itaú S.A. and its subsidiary companies (consolidated) as of March 31, 2002 and issued our report without exceptions on April 29, 2002. This information is presented in comparison with that related to March 31, 2003 of Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated). As described in Note 1 to the Quarterly Information, Banco Itaú Holding Financeira S.A. became the sole shareholder of Banco Itaú S.A.

May 2, 2003

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Ricardo Baldin Partner Contador CRC 1SP110374/O-0

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	67

Opinion of the Fiscal Council

The members of the Banco Itaú Holding Financeira S.A.’s Fiscal Council, having examined the financial statements for the first quarter of 2003, have verified the correctness of all elements presented which fairly reflect the net equity, financial position and the activities during the period, recommending that they be approved by the Company’s Administrative Council.

São Paulo-SP, May 5, 2003.

GUSTAVO JORGE LABOISSIERE LOYOLA

ALBERTO SOZIN FURUGUEM

IRAN SIQUEIRA LIMA

Banco Itau Holding Financeira S.A - Consolidated Financial Statements - March 31, 2003	68

March 31, 2003

Management Discussion and Analysis

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

Highlights

R$ Million (except where indicated)
Statementes of Income	1st Q./03	4th Q./02	1st Q./02
Recurring Net Income	1,246	1,369	504
Extraordinary Net Income	(532)	(679)	0
Net Income (1)	714	689	504
Financial Margin	2,978	3,052	1,842
Net Income from Financial Operations	2,529	2,111	1,411
Bank Service Fees	1,203	1,211	1,001
Income per Shares (R$)
Consolidated Net Income (per thousand shares)	6.26	6.20	4.52
Number of Outstanding Shares (in million)	114,110	111,247	111,370
Book Value (per thousand shares)	87.49	81.23	70.42
Dividends / JCP (2) (R$ Million)	302	566	119
Dividends / JCP (2) per thousand shares	2.65	5.08	1.07
Market Capitalization (R$ Million - period end)	20,906	18,116	20,628
Market Capitalization (US$ Million - period end)	6,235	5,127	8,878
Performance Ratio (%)
Recurring ROE Annualized	60.1%	75.8%	28.3%
ROE Annualized	31.8%	34.2%	28.3%
ROA Annualized	2.5%	2.5%	2.6%
Solvency Ratio (BIS Ratio)	19.7%	18.4%	15.2%
Efficiency Ratio	40.1%	40.5%	55.4%

Consolidated Balance Sheet (1)	Mar 31, 03	Dec 31, 02	Mar 31, 02
Total Assets	113,098	111,141	79,370
Credit Operations	39,718	38,419	28,066
Sureties,Endorsements and Guarantees	6,672	6,995	4,474
Securities + Interbank Accounts	31,543	32,156	24,182
Total Deposits	37,991	38,997	27,110
Stockholder’s Equity of Itaú Consolidated	9,983	9,036	7,842
Relevant Data
Assets Under Management	62,852	59,167	57,274
Employees	42,776	43,215	44,161
Active Customers (Million)	9.2	9.2	8.8
Branches (units)	2,320	2,314	2,263
CSBs (units)	872	878	926
Automated Teller Machines (units)	18,071	17,926	14,425

	Banco Itaú		Banco Itaú-BBA
FitchRatings (London)	National	International	National	International
Short Term	F1+(bra)	B	F1+(bra)	-
Long Term	AA-(bra)	B	A+(bra)	-
Individual	-	C	-	-
Legal	-	4T	-	4T
Moody’s (New York)
Financial Strength	-	C-	-	-
Bank Deposits - Foreign Currency	-	B3 / NP	-	-
Bank Deposits - Local Currency	-	A3 / P-2	-	-
Long Term Deposit	Aaa.br	-	Aaa.br	-
Short Term Deposit	BR-1	-	BR-1	-
Standard & Poor’s (New York)
Foreign Currency - Long Term		B+		-
Foreign Currency - Short Term		B		-
Local Currency - Long Term	br.AA	BB	br.AA	-
Local Currency - Short Term	br.A-1	B	-	-
Atlantic Rating (Rio de Janeiro)	AAA	-	-	-

(1)	The effect of Banco Fiat acquisition is only the goodwill amortization presented in the extraordinary results.
(2)	JCP ( Interests on Capital)

Management Discussion and Analysis	71

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

R$ Million
				VARIATION
ASSETS	Mar 31, 03	Dec 31, 02	Mar 31, 02	Mar 03 - Dec 02	Mar 03 - Mar 02
Current and Long Term Assets	109,683	107,672	76,124	2,011	33,559

Cash And Cash Equivalents	1,730	1,894	1,873	(164)	(143)
Short-term Interbank Deposits	15,131	16,972	8,797	(1,841)	6,334
Securities	26,537	25,693	20,417	844	6,120
(Securities Valuation Allowance)	(545)	(505)	(730)	(40)	185
Interbank and Interbranch Accounts	10,716	10,260	7,960	456	2,756
Loans	34,816	33,299	23,564	1,517	11,252
Leasing Operations	942	1,014	1,329	(73)	(387)
(Allowance for Loan Losses)	(3,128)	(3,172)	(2,668)	44	(460)
Other Assets	23,485	22,218	15,584	1,268	7,902
Foreign Exchange Portfolio	10,362	8,615	3,898	1,746	6,464
Others	13,124	13,602	11,686	(479)	1,438

Permanent Assets	3,414	3,469	3,246	(55)	168
Investments	913	953	731	(40)	182
Fixed Assets	2,215	2,240	2,266	(25)	(51)
Deferred Changes	286	276	249	11	37
TOTAL ASSETS	113,098	111,141	79,370	1,956	33,727

				VARIATION
LIABILITIES	Mar 31, 03	Dec 31, 02	Mar 31, 02	Mar 03 - Dec 02	Mar 03 - Mar 02
Current and Long Term Liabilities	97,184	96,598	67,623	587	29,561
Deposits	37,991	38,997	27,110	(1,006)	10,881
Demand Deposits	7,561	10,389	5,981	(2,828)	1,580
Saving Accounts	17,358	17,841	15,636	(483)	1,722
Interbank Deposits	1,042	539	636	503	406
Time Deposits	12,030	10,228	4,857	1,802	7,173
Deposits Received under Securities Repurchase Agreements	11,417	11,876	11,586	(458)	(169)
Funds from Acceptances and Issue of Securities	5,256	4,555	3,136	701	2,121
Interbank and Interbranch Accounts	2,459	834	3,585	1,624	(1,126)
Borrowings	9,379	10,017	4,677	(638)	4,702
On-lending Borrowings	4,523	4,552	3,105	(30)	1,417
Derivative Financial Instruments	1,277	1,959	529	(682)	748
Other Liabilities	24,882	23,807	13,895	1,075	10,987
Foreign Exchange Portfolio	8,094	6,709	2,961	1,386	5,133
Subordinated Debts	4,966	5,707	1,409	(741)	3,557
Others	11,822	11,392	9,526	430	2,296
Technical Provisions for Insurance, Pension Plans and Cap.	4,804	4,403	3,280	401	1,524
Deferred Income	95	66	43	29	52
Minority interest in subsidiaries	1,031	1,039	582	(8)	449

Stockholder’s Equity	9,983	9,036	7,842	947	2,141

TOTAL LIABILITIES	113,098	111,141	79,370	1,956	33,727

DEPOSITS	37,991	38,997	27,110	(1,006)	10,881
ASSETS UNDER MANAGEMENT	62,852	59,167	57,274	3,685	5,578

TOTAL Deposits + Assets Under Management	100,843	98,164	84,384	2,679	16,459

Management Discussion and Analysis	72

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet (1)

We present below the consolidate balance sheet of Banco Itau, Banco Itau-BBA and Banco Itau Holding Financeira at March 31, 2003.

R$ Million
	Mar 31, 03
ASSETS	Banco Itaú	Banco Itaú-BBA (2)	Banco Fiat (3)	Itaú Holding
Current and Long Term Assets	91,357	18,092	2,423	109,683

Cash And Cash Equivalents	1,690	24	14	1,730
Short-term Interbank Deposits	11,059	5,199	80	15,131
Securities	22,408	4,153	285	26,537
(Securities Valuation Allowance)	(545)	0	0	(545)
Interbank and Interbranch Accounts	10,514	183	19	10,716
Loans	26,456	6,348	2,011	34,816
Leasing Operations	826	80	1	942
(Allowance for Loan Losses)	(2,683)	(357)	(88)	(3,128)
Other Assets	21,633	2,462	99	23,485
Foreign Exchange Portfolio	9,285	1,792	0	10,362
Others	12,347	670	99	13,124

Permanent Assets	5,693	113	62	3,414
Investments	3,239	72	0	913
Fixed Assets	2,179	31	62	2,215
Deferred Changes	275	11	0	286

TOTAL ASSETS	97,050	18,206	2,486	113,098

	Mar 31, 03
LIABILITIES	Banco Itaú	Banco Itaú-BBA (2)	Banco Fiat (3)	Itaú Holding
Current and Long Term Liabilities	81,275	16,143	2,019	97,184
Deposits	32,250	5,453	1,624	37,991
Demand Deposits	6,927	634	0	7,561
Saving Accounts	17,358	0	0	17,358
Interbank Deposits	676	1,178	397	1,042
Time Deposits	7,289	3,641	1,228	12,030
Deposits Received under Securities Repurchase Agreements	10,173	1,244	0	11,417
Funds from Acceptances and Issue of Securities	3,688	1,647	0	5,256
Interbank and Interbranch Accounts	2,424	35	0	2,459
Borrowings	5,927	3,297	154	9,379
On-lending Borrowings	3,247	1,275	0	4,523
Derivative Financial Instruments	730	547	9	1,277
Other Liabilities	22,835	2,645	230	24,882
Foreign Exchange Portfolio	7,552	1,258	0	8,094
Subordinated Debts	4,894	172	0	4,966
Others	10,390	1,216	230	11,822
Technical Provisions for Insurance, Pension Plans and Cap.	4,804	0	0	4,804
Deferred Income	38	21	33	95
Minority interest in subsidiaries	949	66	0	1,031

Stockholder’s Equity	9,983	1,976	434	9,983

TOTAL LIABILITIES	97,050	18,206	2,486	113,098

(1)	Banco Itau Holding includes the eliminations from consolidation existing among Banco Itau , Banco Itau-BBA and Banco Fiat.
(2)	Includes Banco BBA Creditanstalt S.A., BBA Representaciones S.A., BBA Trading S.A., IF Participacoes S/C Ltda, Karen International Limited, Nevada Woods S.A., BBA Alocacao de Ativos S.A., BBA Corretora de Titulos e Valores Mobiliarios S.A., BBA Creditanstalt Financas Representacoes, BBA Holding S.A., BBA Investimentos Distribuidora de Titulos e Valores Mobiliarios S.A., Fina Promocao e Servicos S.A., Finaustria Arrendamento Mercantil S.A., Finaustria Assessoria, Administracao e Servicos de Credito S/C Ltda, Finaustria Cia de Credito, Financiamento e Investimento, Finaustria Participacoes Ltda, BBA Creditanstalt Bank Ltd and Mundostar S.A..
(3)	Includes Banco Fiat S.A. and Fiat Administradora de Consorcios Ltda.

Management Discussion and Analysis	73

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

Consolidated Statement of Income

R$ Million
				VARIATION
	1st Q./03	4th Q./02	1st Q./02	1Q.03/4Q.02	1Q.03/1Q.02
Income from Financial Operations	2,874	1,496	2,610	1,378	264
Loans and leasing operations	1,681	958	1,803	723	(122)
Securities	978	435	814	543	164
Trade Finance and Foreign Exchange Portfolio	215	104	(7)	112	223
Expenses from Financial Operations	18	1,461	(811)	(1,443)	829
Deposits, Money Market and Interbank Funds	(552)	478	(719)	(1,030)	167
Borrowings, Assignments and On-lending	319	776	(150)	(457)	469
Compulsory Deposits	251	206	58	45	193

Financial Margin	2,892	2,957	1,799	(65)	1,093

Provision for Loan and Lease Losses	(449)	(941)	(431)	492	(18)
Credits Recoveries and Renegociated	86	95	43	(9)	43

Net Income from Financial Operations	2,529	2,111	1,411	418	1,119

Other Operation Income (Expenses)	(611)	(670)	(711)	59	101
Banking Service Fees	1,203	1,212	1,001	(9)	203
Partial Result of Insurance, Capitalization and Pension Plans	174	180	161	(7)	12
Administrative Expenses	(1,741)	(1,735)	(1,633)	(6)	(109)
Tax Expenses	(249)	(246)	(185)	(4)	(64)
Equity in Income (Losses) of Unconsolidated Investments	19	78	4	(59)	15
Other Operating Income / Other Operating Expenses	(16)	(159)	(60)	143	44

Operating Income	1,919	1,442	699	477	1,219

Non-operating Income	(37)	10	(15)	(47)	(22)

Income before Income Tax and Social Contribution	1,882	1,452	685	430	1,197

Income Tax and Social Contribution	(560)	(39)	(143)	(522)	(417)
Extraordinary Results (1)	(532)	(679)	0	148	(532)
Profit Sharing	(78)	(55)	(30)	(23)	(48)
Minority Interests	2	12	(8)	(9)	10

Net Income	714	690	504	24	210

Number of shares outstanding In Thousand	114,110,110	111,247,037	111,369,911	2,863,073	2,740,199
Book value per thousand shares - R$	87.49	81.23	70.42	6.26	17.07
Net income per thousand shares - R$	6.26	6.20	4.52	0.06	1.74

Note:	In this Statement of Income the following reclassifications were made: the committed operation expenses were excluded from interest and charges on deposits and were included in marketable securities (an effect of R$ 710 million). The recovery of credits offset as loss was excluded from credit operation income and is presented together with allowance for doubtful accounts (an effect of R$ 86 million).
(1)	The effect of Banco Fiat acquisition is only the goodwill amortization presented in the extraordinary results.

Management Discussion and Analysis	74

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

Consolidated Statement of Income (1)

We present below the consolidate statement of income of Banco Itau, Banco Itau-BBA and Banco Itau Holding Financeira in the first quarter of 2003.

R$ Million
	1st Quarter of 2003
	Banco Itaú	Banco Itaú-BBA	Itaú Holding
Income from Financial Operations	2,410	464	2,874
Loans and leasing operations	1,551	129	1,681
Securities	774	204	978
Trade Finance and Foreign Exchange Portfolio	84	131	215
Expenses from Financial Operations	110	(92)	18
Deposits, Money Market and Interbank Funds	(302)	(250)	(552)
Borrowings, Assignments and On-lending	171	148	319
Compulsory Deposits	241	10	251

Financial Margin	2,520	372	2,892

Provision for Loan and Lease Losses	(404)	(45)	(449)
Credits Recoveries and Renegociated	83	3	86

Net Income from Financial Operations	2,199	330	2,529

Other Operation Income (Expenses)	(424)	(56)	(611)
Banking Service Fees	1,178	25	1,203
Partial Result of Insurance, Capitalization and Pension Plans	174	0	174
Administrative Expenses	(1,672)	(69)	(1,741)
Tax Expenses	(230)	(19)	(249)
Equity in Income (Losses) of Unconsolidated Investments	146	3	19
Other Operating Income / Other Operating Expenses	(20)	4	(16)

Operating Income	1,776	274	1,919

Non-operating Income	(33)	(4)	(37)

Income before Income Tax and Social Contribution	1,743	270	1,882

Income Tax and Social Contribution	(452)	(109)	(560)
Extraordinary Results (1)	(528)	(25)	(532)
Profit Sharing	(53)	(25)	(78)
Minority Interests	5	(3)	2

Net Income	714	108	714

Note:	In this Statement of Income the following reclassifications were made: the committed operation expenses were excluded from interest and charges on deposits and were included in marketable securities (an effect of R$ 710 million). The recovery of credits offset as loss was excluded from credit operation income and is presented together with allowance for doubtful accounts (an effect of R$ 86 million).
(1)	Banco Itau Holding includes the eliminations from consolidation existing between Banco Itau and Banco Itau-BBA.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Management Discussion and Analysis	75

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

First Quarter of 2003

Net Income

The consolidated net income of Banco Itau Holding Financeira S.A. totaled to R$ 714 million in the first quarter of 2003, corresponding to an increase of 3.6% compared with the result of the fourth quarter of 2002. Of the result achieved by Banco Itau Holding Financeira S.A. in the first quarter of 2003, R$ 108 million came from the operations of Banco Itau-BBA, which was created recently, following an association between Banco Itau S.A. and Banco BBA- Creditanstalt S.A., and which constitutes a subsidiary of Itau Holding. In the period, the base interest rate was raised, reaching 26.5% a year. The exchange rate reached R$ 3.3531, which corresponds to an appreciation of 5.1% in comparison with the quotation of R$ 3.5333 in December 2002. The amount of additional provision created to neutralize a possible deterioration in the amount of the assets totaled R$ 545 million. The amount of provision, considering the goodwill of Available for Sale securities of R$ 261 million in Mark to Market - Securities and Derivatives account (reflected on Stockholders’ Equity), is enough case Real valuation reach the parity of R$ 2.80 per US dollar.

Return on Equity

The consolidated net equity of the parent company reached R$ 9,983 million on March 31, 2003, which is equivalent to an increase of 10.5%, when compared with the net equity at the close of 2002. In the quarter, because of the issue of preferred shares as part of the payment for Banco BBA, the equity of Itau Holding grew R$ 522 million. The solvency ratio improved in the quarter, reaching 19.7%. Tier 1 capital corresponds to 81.0% of the adjusted referential equity.

Net Income per Thousand Share

The lot of 1,000 common shares in Itau Holding appreciated 17.1%, reaching R$ 182.63 at the end of March. In the same way, the lot of 1,000 preferred shares showed an appreciation of 7.2%, reaching R$ 181.94. Market capitalization reached R$ 20,906 million on March 31, 2003, which corresponds to a rise of 15.4%, compared with the closing balance of the previous quarter. To put the association between Banco Itau and Banco BBA into effect, 3,444,956,000 registered preferred shares were issued, increasing the quantity of shares that make up Banco Itau Holding’s capital stock.

Credit Operations(1)

(1)	Endorsements and Sureties included

The total balance of credit operations, including sureties and guarantees, reached R$ 46,390 million in the first quarter of 2003. The balance of credit operations in local currency added up to R$ 29,157 million and showed a rise of 0.2% in the quarter, without taking into consideration the contribution of R$ 2,047 million from Banco Fiat, acquired recently. On the other hand, the balance of credit operations in foreign currency underwent a reduction of 6.9% and reached R$ 15,187 million, basically reflecting the effects of the appreciation of the Real on the balances of finance and loans in foreign currency. The ratio existing between the balance of credit operations and the balance of deposits reached 122.1% on March 31, 2003, growing 5.9% in comparison with December 2002.

Management Discussion and Analysis	76

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

First Quarter of 2003

Non Performing Loans Ratio(1) - Individuals x Businesses(%)

(2)	Non Perforrming Loans: Loans for more than 60 days

The level of Non Performing Loans remained practically unchanged, reaching 4.16% in the first quarter of 2003, compared to 4.17% in the previous quarter. The expense for the provision for loan losses reached R$ 449 million, returning to the same level that was seen before the last quarter of 2002.

Efficiency Ratio (%)

Itau Holding’s high operating efficiency is reflected in the 40.1% efficiency ratio for the first quarter of 2003, representing a small improvement over 40.5% in the previous quarter. Contributions to this result came from the maintenance of the level of administrative expenses (even with the consolidation of the effects of Itau-BBA) and the increase in operating income. The administrative and tax expenses of the quarter, on an annualized basis, corresponded to 7.3% of the average of total assets, which is equivalent to a reduction of 0.5% compared with the fourth quarter of 2002.

Total Assets

Total consolidated assets, including the contribution from the equity of Banco Fiat, reached R$ 113,098 million at the end of March 2003, which made the return on total assets reach the level of 2.5% per year. The Net Interest Margin reached 15.5% in the quarter, reflecting the increase in the average balance of remunerated assets arising from the consolidation of Banco Fiat and Banco Itau-BBA. It is important to remember that Banco Itau-BBA acts basically in the wholesale market, where the spreads are usually smaller.

Assets Under Management*

*	Represented by the balances of investment funds, managed portfolios and deposits.

The total of remunerated funds amounted to R$ 100,843 million at the end of March 2003. The balance of investment funds and managed portfolios reached R$ 62,852 million, growing 6.2% in the quarter. The reduction of the volatility in the markets, coupled with the high remuneration brought about by the funds, increased the attractiveness of this type of investment. The balance of deposits reached R$ 37,991 million, showing a reduction of 2.6% in the period, which is associated with a seasonal movement in the first quarter of the year.

Management Discussion and Analysis	77

Executive Summary

[Logo] Banco Itaú Holding Financeira S.A.

First Quarter of 2003

The table below shows the relevant variation occurred in the cosolidated statement of income between the first quarter of 2003 and the fourth quarter of 2002.

		1st Q./03	4th Q./02	VARIATION
Income from Credit and Lease Operations		1,681	958	723
-	Increase in income from credit operations, impacted by the appreciation of the dollar against the Real during the first quarter 2003 (quotation of R$ 3.3531 in March 2003 against R$ 3.5333 in December and R$ 3.8949 in September 2002)			528
-	Contribution of Itaú-BBA since first quarter of 2003.			129
-	Other			65

Marketable Securities		978	435	543
-	Increase in the adjustment to market value of exchange derivatives and trading securities, due a drop in foreign exchange coupon.			269
-	Contribution of Itaú-BBA			204
-	Impact of the increased volume of financial investments on the part of insurance, capitalization and pensio plan companies.			46
-	Other			25

Foreign Exchange Transactions		215	104	112
-	Contribution of Itaú-BBA			131
-	Arbitrage opportunities with dollar, euro and yen during the first quarter 2003 were present, but at lower levels.			(20)

Interest on Funding		18	1,461	(1,443)
-	Increased financial expenses, on account of the appreciation of the dollar against the Real during the first quarter of 2003.			(1,309)
-	Contribution of Itaú-BBA			(92)
-	Other			(42)

FINANCIAL MARGIN		2,892	2,957	(65)

Provision for Loan and Lease Losses		(449)	(941)	492
-	During the first quarter of 2003, the expenses for provision for loan and lease losses returned to the levels recorded before the last quarter of 2002. At that time, the increase in this provision was due to the adoption of stringent credit policies, as well as the revision of the credit rating of a single corporate customer.			495
-	Contribution of Itaú-BBA			(45)
-	Other			43

Recovery of Previously Written-off Credits		86	95	(9)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION		2,529	2,111	418

Banking Fees		1,203	1,212	(9)
-	Change on account of the receipt during the fourth quarter of 2002 of fees for services rendered to federal public agencies in previous periods, which had been provided for.			(36)
-	Contribution of Itaú-BBA			25
-	Other			2

Partial Income from Insurance, Capitalization and Pension Plans		174	180	(7)
-	During the first quarter of 2003, partial income from insurance, capitalization and pension plans was slightly below prior period levels. During the fourth quarter of 2002, the sale of pension products was significantly expanded, driven by fiscal benefits associated with these products.			7

Administrative Expenses		(1,741)	(1,735)	(6)
-	The reduction in salary and overtime expenses and related social charges reflects the increased number of employees on vacation during the first quarter.			26
-	Reduction in data processing and telecommunication, marketing, civil and tax suit expenses, as well as expenses for credit card company commissions.			36
-	Contribution of Itaú-BBA			(69)
-	Other			1

Tax Expenses		(249)	(246)	(4)
-	Reduction in CPMF expenses, which grew in the fourth quarter 2002 as a result of the increased volume of transactions subject to this tax.			13
-	Contribution of Itaú-BBA			(19)
-	Other			3

Equity in the Earnings of Associated and Subsidiary Companies		19	78	(59)
-	The positive impact on fourth quarter 2002 results from the reversal of provisions recorded in prior years to cover the depreciation of investments in Argentina, did not recur during the first quarter of 2003.			(82)
-	Other			23

Other Operating Income/Expenses		(16)	(160)	144
-	Exchange gains and losses on foreign investments had a positive impact on other operating income/(expenses).			116
-	Contribution of Itaú-BBA			4
-	Other			24

OPERATING PROFIT		1,919	1,441	478

Non-operating income/loss		(37)	10	(47)
-	This refers to losses on the sale of assets not for own use during the first quarter of 2003, compared to gains on the sale of assets and property during the fourth quarter of 2002, when branch buildings were sold.			(35)
-	Contribution of Itaú-BBA			(4)
-	Other			(8)

Income Tax and Social Contribution		(560)	(39)	(522)

Extraordinary Gains/Losses		(532)	(679)	148
-	Full amortization of goodwill on Banco BBA, during the fourth quarter 2002.			678
-	Full amortization of goodwill on Banco Fiat, during the first quarter 2003.			(420)
-	Amortization of goodwill on investments in BBA and Icatu, during the first quarter of 2003			(51)
-	Standardization of risk ratings of BBA and Fiat loan portfolios.			(67)
-	Other			8

Profit Sharing		(78)	(55)	(23)
-	Contribution of Itaú-BBA			(25)
-	Other			2

Minority Interests in Subsidiary Companies		2	12	(9)

NET INCOME		714	689	25

Management Discussion and Analysis	78

The analyses below were made considering the Assets
and Liabilities deriving from Banco Fiat, the bank
acquired in the March 31, 2003.

An indication is included when data does
not include Banco Fiat.

The effects of Banco Fiat acquisition are reflected on
extraordinary result and arise exclusively from the
amortization of goodwill.

Analysis of the Consolidated Performance

Analysis of the Consolidated Performance

The Result of the First Quarter of 2003

In the first quarter of 2003, the net income of Banco Itau Holding Financeira S.A. totaled R$ 714 million, representing a 3.6% increase over fourth quarter 2002 results. Of the total amount, R$ 108 million arises from operations of Banco Itau-BBA, a new entity resulting from the association of Banco Itau S.A. and Banco BBA- Creditanstalt S.A.

At March 31, 2003 the parent company consolidated stockholders’ equity reached R$ 9,983 million, or a 10.5% increase over stockholders’ equity at year-end 2002. Accordingly, in the first quarter return on equity (ROE) stood at 31.8% on an annualized basis.

Net income per thousand shares was equal to R$ 6.26, up 1.0% from the prior quarter. Net equity per thousand shares amounted to R$ 87.49, a 7.7% increase in comparison to the end of 2002.

Extraordinary gains of R$ 532 million in the first quarter 2003 are mainly attributable to the following: full amortization of goodwill on the acquisition of Banco Fiat S.A., net of tax effects; and reclassification of expenses for the allowance for loan and lease losses, net of tax effects, in connection with the standardization, according to Itau Holding criteria, of the risk ratings of loan portfolios of newly acquired banks.

Total consolidated assets, including the equity contribution of Banco Fiat, totaled R$ 113,098 million at the end of March 2003, causing the return on total assets to reach the rate of 2.5% p.a. During the first quarter of 2003, the total loan portfolio, including guarantees, amounted to R$ 46,390 million, a 2.1% growth compared to year-end 2002. The growth in the loan portfolio arises mainly from the acquisition of Banco Fiat, which has a portfolio comprised primarily of car financing transactions.

Macroeconomics Ratio

	1st Q./03	4th Q./02	1st Q./02
CDI	5.7%	5.0%	4.2%
Exchange Rate	-5.1%	-9.3%	0.1%
IGPM	6.3%	13.4%	0.5%
Savings (TR + 6% p.a)	2.8%	2.4%	2.1%

Foreign Exchange and Interest Rates

The first quarter of 2003 was dominated by two main issues: increasing expectations in connection with the outcome of the U.S./Iraqi conflict, and the start of a new administration in Brazil.

On the external front, signs that the disagreement between the U.S. and Iraqi governments would translate into military action put pressure on oil prices and increased risk aversion among investors, apparently demonstrating fears that the low performance of the global economy would last longer than anticipated. However, once the conflict started, such concerns were dispelled, as reflected in the decline of oil prices and the appreciation of assets in the main global markets.

On the domestic front, the first measures implemented by the new government’s economic team reaffirmed the commitment to fiscal and monetary discipline, the floating exchange rate system, as well as to advancing the social security, tax and political reforms. This firm stance helped to reduce pressures on both foreign exchange rates and country risk, beginning in mid-March on. As a result, at the end of the first quarter of 2003 the dollar was quoted at R$ 3.3531, a 5.1% appreciation of the Brazilian currency compared to December 2002 (R$ 3.5333/US$).

To counter the new administration’s main challenge - the rise in inflation - the Monetary Policy Committee (COPOM) of the Central Bank of Brazil increased the base interest rate (Selic) to 26.5% p.a. The monetary authority also increased the compulsory reserve requirement on demand deposits to 68%, consisting of 60% without remuneration and 8% remunerated by the Selic rate. The resulting credit squeeze and low liquidity led inflation indices to a downward trend, yet to be confirmed.

Management Discussion and Analysis	81

Analysis of the Consolidated Performance

Banco Itau Holding Financeira S.A.

During the quarter, the Central Bank of Brazil and Comissao de Valores Mobiliarios - CVM (Securities Commission) approved the transaction whereby the Itau companies and its different financial business segments came under the share control of Banco Itau Holding Financeira S.A. Accordingly, on March 24, Itau shareholders received one share of Banco Itau Holding Financeira S.A. in exchange for each share they held in Banco Itau S.A. Banco Itau S.A. shares were delisted on all pertinent Stock Exchanges, and trading of Banco Itau Holding Financeira S.A. shares was promptly initiated, with no change whatsoever either for shareholders or clients. Banco Itau Holding Financeira maintains the same strict focus on the provision of financial services as Banco Itau.

Acquisition of Banco Fiat S.A.

On March 27, 2003 a strategic alliance with Fiat Automoveis S.A. was completed to acquire 99.99% of the capital stock of Banco Fiat S.A. The following analyses consider the Assets and Liabilities from Banco Fiat, unless otherwise mentioned.

Restatement of Housing Loan Balances

The Special Court of the Superior Justice Tribunal, by an unanimous decision, established that the appropriate index for the restatement of debit balances on housing loans entered into before March 15, 1990, is the Indice de Precos ao Consumidor - IPC (Consumer Price Index). Case law on the matter is thus consolidated, putting an end to the dispute over the index to be adopted for restating the balances of housing loans. The potential for losses for the Brazilian financial system in connection with this matter is therefore definitely eliminated.

Management Discussion and Analysis	82

Analysis of the Consolidated Performance

Performance in the Stock Market

The Brazilian equities market oscillated during the first quarter of 2003; the Bovespa Index ranged from a low of 9,994 points to a high of 12,242 points. At the end of the period, the Bovespa Index reached 11,273 points, in line with the prior quarter. However, during the same period the price of a lot of 1,000 common shares of Itau Holding increased by 17.1%, standing at R$ 182.63 at the end of March. The price of a lot of 1,000 preferred shares grew by 7.2%, reaching R$ 181.94. Market capitalization amounted to R$ 20,906 million at March 31, 2003, equal to a 15.4% rise compared to the end of the previous quarter.

Market Capitalization

(*)	The value refers to the quotation of common (ON) and preferred (PN) shares at each quarter’s last day.

Consolidated Net Income per Thousand Shares

Interest of Annual Own Capital Paid/Provisioned on Net Income

(*)	Gross of taxes.

Interest of Own Capital Paid/Provisioned - Quarter (*)

(*)	Gross of taxes.

Preferred Shares - Appreciation (**)
Evolution of US$ 100 invested in March 1993

(**)	Without Reinvestment

Management Discussion and Analysis	83

Analysis of the Consolidated Performance

Financial Margin

Itau Holding’s financial intermediation transactions generated a reallocated financial margin of R$ 2,892 million in the first quarter of 2003. This figure is 2.2% below the financial margin arising from intermediation transactions during the fourth quarter of 2002. The reduction in financial margin pertains only to that portion of income affected by foreign exchange variances. Financial margin on local currency transactions increased by 19.7% during the quarter, totaling R$ 2,794 million. Accordingly, the annualized financial margin rate on real-denominated transactions reached 23.2%.

The annualized financial margin rate on foreign currency-denominated transactions, on the other hand, was equal to 1.5% during the period. The section Analysis of Consolidated Income by Segment reviews the main factors affecting the determination of such indices.

Analysis of Financial Margin

R$ Million
FINANCIAL MARGIN	1st Q./03	4th Q./02
A) Income from Loans and Leases	1,681	958
B) Securities + Trade Finance and Foreign Exchange Portfolio	1,194	539
C) Income from Financial Operations	2,874	1,497
D) Expenses from Financial Operations	18	1,461
E) Financial Margin	2,892	2,957

AVERAGE BALANCE FROM OPERATIONS (*)

F) Average Credit Operations	38,054	34,963

Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	30,276	27,287
Average Interbank and Interbranch Accounts	10,478	10,161
Average Credit Operations	38,054	34,963
G) Average Earning Assets	78,808	72,410

Average Deposits	37,682	36,830
Average Funds from Acceptances and Issue of Securities	4,906	3,977
Average Interbank and Interbranch Accounts	1,647	812
Average Borrowing	9,621	8,109
Average Onlending Borrowings	4,537	3,939
H) Average Funding Resources	58,393	53,667

AVERAGE RATES
Annual Average Ratio of Income from Loan Operations = A/F	18.9%	11.4%
Annual Average Ratio of Income from Financial Operations = C/G	15.4%	8.5%
Annual Average Ratio of Interest Expense = D/H	-0.1%	-10.5%
Annual Average Ratio of Financial Margin = E/G	15.5%	17.4%
(*)	Arithmetic average between the balance of the last day of quarter and previous quarter. It does not consider the BBA and Banco Fiat balances relating to the 4th quarter of 2002 and the 1st quarter of 2003, respectively.

Management Discussion and Analysis	84

Analysis of the Consolidated Performance

Provision for Loan and Lease Losses

The expense for the provision for loan and lease losses amounted to R$ 449 million during the first quarter of 2003. The expense for provision for loan and lease losses regarding loans to individuals increased by 31.5% during the period, compared to a 77.4% reduction in the expense for provision relating to corporations.

Itau Holding does not avail itself of the provisions of article 5 of Resolution 2682 of the Central Bank of Brazil, which allows the classification of transactions up to R$ 50 thousand with risk customers based only on the number of days outstanding, and instead records a general provision for all transactions. If this prerogative had been used, the specific/general provisions would have been reduced by R$ 170 million.

Bad debts written off against the provision for loan and lease losses amounted to R$ 682 million during the period, a 50.0% decrease compared to the fourth quarter of 2002. During the first quarter of 2003 written-off loans in the amount of R$ 86 million were recovered.

Analysis of Expenses with the Provision for Loan and Lease Losses

R$ Million
	1st Q./03			4th Q./02			3rd Q./02
	Individuals	Businesses	Total	Individuals	Businesses	Total	Individuals	Businesses	Total

(Increase)/Generic Reversal	(31)	92	61	(178)	(75)	(253)	(6)	(117)	(123)
(Increase)/Specific Reversal	(387)	(120)	(507)	(140)	(532)	(671)	(378)	(149)	(527)

Subtotal (Increase)/ Reversal	(418)	(28)	(446)	(318)	(607)	(925)	(384)	(266)	(650)
Exceeding Provision			(2)			(17)			(32)

Expenses for Provision for Loan Losses			(449)			(941)			(682)

Credits Recoveries and Renegotiated			86			95			89

At March 31, 2002, the balance of the provision for loan and lease losses in excess of the minimum amount required by banking system authorities, which was designed to absorb any increases in defaulting customers as a result of economic downturns, totaled R$ 843 million, virtually unaltered compared to the previous quarter. At that same date, the cushion between the total balance of loan transactions overdue (at least one installment more than 14 days overdue) and the balance of the provision for loan and lease losses reached R$ 368 million.

	Jun 30, 01	Sep 30, 01	Dec 31, 01	Mar 31, 02	Jun 30, 02	Sep 30, 02	Dec 31, 02	Mar 31, 03
Abnormal Portfolio	2,413	2,395	2,686	2,882	3,142	3,186	2,565	2,760
Required Allowance	(1,510)	(1,692)	(1,853)	(1,953)	(2,196)	(2,515)	(2,332)	(2,285)
Additional Allowance	(680)	(680)	(715)	(715)	(715)	(747)	(841)	(843)
Total Allowance	(2,190)	(2,372)	(2,568)	(2,668)	(2,911)	(3,262)	(3,172)	(3,128)
Excess of Allowance	(222)	(23)	(118)	(214)	(230)	75	607	368
Coverage Ratio	91%	99%	96%	93%	93%	102%	124%	113%

Management Discussion and Analysis	85

Analysis of the Consolidated Performance

Movements of Provision for Loan and Lease Losses - 1st Quarter 2003

				Provision for Loan and Lease Losses
Risk Level	Balance Dec 31, 02	Acquisition of Banco Fiat	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	Extraordinary Results	TOTAL	WRITE-OFF	Balance Mar 31, 03
AA	-	-	6	-	-	(6)	-	-	(6)	-	-
A	64	8	14	12	-	(28)	(9)	-	(26)	-	61
B	95	2	33	19	-	(37)	(13)	-	(31)	-	98
C	73	2	1	19	-	89	(15)	-	93	-	170
D	168	3	(5)	22	-	56	(19)	-	58	-	224
E	301	7	(225)	20	40	162	(40)	-	182	-	265
F	316	7	(336)	6	49	368	(16)	-	408	-	394
G	169	8	(293)	2	1	275	(48)	-	230	-	113
H	1,145	51	805	45	11	(354)	(63)	-	(361)	(682)	959
Exceeding	841	-	-	-	2	-	-	-	2	-	843
TOTAL	3,172	88	(0)	145	101	527	(224)	(101)	449	(682)	3,128

Movements of Provision for Loan and Lease Losses - 4th Quarter 2002

					Provision for Loan and Lease Losses
Risk Level	Balance Sep 30, 02	Extraordinary Results	Acquisition of Banco BBA	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	TOTAL	WRITE-OFF	Balance Dec 31, 02
AA	0	-	-	7	-	-	(7)	-	(7)	-	0
A	45	-	23	10	14	-	(17)	(11)	(14)	-	64
B	89	-	9	23	20	-	(30)	(17)	(27)	-	95
C	69	-	3	(5)	23	-	1	(19)	5	-	73
D	185	-	4	(84)	23	-	67	(26)	64	-	168
E	294	-	40	(103)	14	35	45	(23)	71	-	301
F	284	-	4	(120)	4	48	115	(18)	149	-	316
G	196	-	5	(51)	1	1	99	(80)	20	-	169
H	1,355	-	144	324	44	9	686	(53)	687	(1,364)	1,145
Exceeding	747	24	78	-	-	-	(8)	-	(8)	-	841
TOTAL	3,262	24	309	(0)	144	92	951	(246)	941	(1,364)	3,172

Movements of Credit Portfolio by Risk Level - 1st Quarter 2003

Risk Level	Balance Dec 31, 02	Acquisition of Banco Fiat	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	TOTAL	WRITE-OFF	Balance Mar 31, 03
AA	9,007	-	(51)	2,493	-	(94)	(2,461)	(62)	-	8,894
A	12,868	1,629	(673)	2,314	-	(2,069)	(1,839)	(1,594)	-	12,231
B	9,461	204	(426)	1,879	-	29	(1,333)	574	-	9,813
C	2,425	83	32	637	-	1,051	(486)	1,201	-	3,742
D	1,681	34	695	216	-	(188)	(193)	(165)	-	2,245
E	1,005	22	74	66	133	(283)	(133)	(216)	-	885
F	632	14	(27)	13	99	91	(32)	170	-	788
G	195	11	12	3	1	8	(68)	(56)	-	162
H	1,145	51	364	45	11	88	(63)	81	(682)	959
TOTAL	38,419	2,047	-	7,666	244	(1,368)	(6,609)	(67)	(682)	39,718

Movements of Credit Portfolio by Risk Level - 4th Quarter 2002

Risk Level	Balance Sep 30, 02	Acquisition of Banco BBA	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	TOTAL	WRITE-OFF	Balance Dec 31, 02
AA	8,551	1,016	239	3,210	-	(822)	(3,187)	(798)	-	9,007
A	9,037	4,507	(709)	2,898	-	(670)	(2,195)	32	-	12,868
B	8,872	950	(407)	2,021	-	(243)	(1,732)	46	-	9,461
C	2,313	110	11	767	-	(140)	(636)	(10)	-	2,425
D	1,846	38	(101)	228	-	(74)	(256)	(102)	-	1,681
E	979	134	(75)	46	116	(118)	(76)	(32)	-	1,005
F	567	7	36	9	96	(47)	(35)	22	-	632
G	279	7	50	2	1	(29)	(115)	(141)	-	195
H	1,355	144	957	44	9	53	(53)	54	(1,364)	1,145
TOTAL	33,799	6,913	-	9,224	221	(2,089)	(8,286)	(929)	(1,364)	38,419

Management Discussion and Analysis	86

Analysis of the Consolidated Performance

Risk Rate of the Credit Portfolio

		Mar 31, 03				Dec 31, 02				Mar 31, 02
Risk		Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.
Individuals	AA - C	10,964	120	1.1%	5.2%	9,687	96	1.0%	4.1%	8,951	98	1.1%	5.0%
	D - H	3,541	1,286	36.3%	56.3%	2,980	1,215	40.8%	52.1%	3,018	1,359	45.0%	69.6%
Subtotal Ind.		14,505	1,406	9.7%	61.5%	12,667	1,311	10.4%	56.2%	11,969	1,457	12.2%	74.6%
Businesses	AA - C	23,715	209	0.9%	9.2%	24,074	135	0.6%	5.8%	15,164	80	0.5%	4.1%
	D - H	1,497	670	44.8%	29.3%	1,678	885	52.7%	38.0%	933	417	44.7%	21.3%
Subtotal Bus.		25,213	879	3.5%	38.5%	25,752	1,020	4.0%	43.8%	16,097	497	3.1%	25.4%
Total	AA - C	34,679	329	0.9%	14.4%	33,761	232	0.7%	9.9%	24,115	178	0.7%	9.1%
	D - H	5,038	1,956	38.8%	85.6%	4,658	2,100	45.1%	90.1%	3,951	1,775	44.9%	90.9%
Total		39,718	2,285	5.8%	100.0%	38,419	2,332	6.1%	100.0%	28,066	1,953	7.0%	100.0%
Additional Provision			843	2.1%			841	2.2%			715	2.5%
GENERAL TOTAL		39,718	3,128	7.9%		38,419	3,172	8.3%		28,066	2,668	9.5%

Risk Rate of the Credit Portfolio

Risk	Mar 31, 03	Dec 31, 02	Mar 31, 02
AA	8,894	9,007	7,066
A	12,231	12,868	7,043
B	9,813	9,461	7,898
C	3,742	2,425	2,116
Total AA - C	34,679	33,761	24,122
D	2,245	1,681	1,394
E	885	1,005	746
F	788	632	625
G	162	195	264
H	959	1,145	915
Total D - H	5,038	4,658	3,944
Total Credit Operations	39,718	38,419	28,066
Minimum Provision	2,285	2,332	1,953
Existing Provision	3,128	3,172	2,668
Existing Provision / Minimum Prov.	136.9%	136.1%	136.6%
Minimum Prov./ Credit Operations	5.8%	6.1%	7.0%
D - H / Credit Operations	12.7%	12.1%	14.1%
E - H / Credit Operations	7.0%	7.7%	9.1%
D - G / Credit Operations	10.3%	9.1%	10.8%
E - G / Credit Operations	4.6%	4.8%	5.8%
Overdue D - H / Credit Operations	2.8%	2.3%	4.3%
Overdue E - H / Credit Operations	2.4%	2.0%	3.7%
Overdue D - G / Credit Operations	1.6%	1.2%	2.1%
Overdue E - G / Credit Operations	1.2%	0.9%	1.5%
Existing Provision / D - H	62.1%	68.1%	67.7%
Existing Provision / E - H	112.0%	106.6%	104.6%
Existing Provision / D - G	76.7%	90.3%	88.1%
Existing Provision / E - G	170.5%	173.1%	163.2%
Credit Operations ( D - G )	4,080	3,513	3,029
Provision ( D - G )	997	955	861
Provision / Credit Operations	24.5%	27.2%	28.4%
Credit Operations ( E - G )	1,835	1,832	1,635
Provision ( E - G )	773	787	721
Provision / Credit Operations	42.1%	43.0%	44.1%
Credit Operations ( D - H )	5,038	4,658	3,944
Provision ( D - H )	1,956	2,100	1,776
Provision / Credit Operations	38.8%	45.1%	45.0%
Credit Operations ( E - H )	2,794	2,977	2,550
Provision ( E - H )	1,732	1,932	1,636
Provision / Credit Operations	62.0%	64.9%	64.2%

Management Discussion and Analysis	87

Analysis of the Consolidated Performance

Movements of Credit Portfolio by Risk Level - 1st Quarter 2003

We present below the movements of credit portfolio in the Fisrt Quarter of 2003.

Actual Risk		New Contracts	Accrual / Amortizations	R$ Million										Total
				Risk Level Transfer
				Prior Risk
				AA	A	B	C	D	E	F	G	H	Total
AA	(0.0%)	2,493	(94)	-	3	197	2	0	8	-	-	2	212	2,610
A	(0.5%)	3,943	(2,069)	2	-	641	71	44	6	2	1	5	772	2,646
B	(1.0%)	2,083	29	153	807	-	379	182	36	4	2	5	1,568	3,679
C	(3.0%)	720	1,051	41	141	526	-	129	6	3	1	3	850	2,621
D	(10%)	250	(188)	0	468	519	328	-	53	15	3	23	1,409	1,471
E	(30%)	221	(283)	39	22	103	31	254	-	18	1	3	470	409
F	(50%)	125	91	26	1	6	6	17	227	-	3	8	324	541
G	(70%)	14	8	-	0	0	0	5	9	264	-	3	281	303
H	(100%)	108	88	2	2	2	1	53	51	46	259	-	416	611
Transfers to other Levels		-	-	(263)	(1,444)	(1,994)	(818)	(714)	(396)	(352)	(269)	(53)	-	(6,302)
Total Settlement		-	-	(2,461)	(1,839)	(1,333)	(486)	(193)	(133)	(32)	(68)	(63)	-	(6,609)
Total		9,957	(1,368)	(2,461)	(1,839)	(1,333)	(486)	(193)	(133)	(32)	(68)	(63)	-	1,980

We present below the risk transference matrix, showing the expenses and revertions associated to downgrades and upgrades of risk classification.

Movements of Provision for Loan and Lease Losses - 1st Quarter 2003

Actual Risk		New Contracts	Accrual / Amortizations										R$ Million
				Risk Level Transfer										Total
				Prior Risk
				AA	A	B	C	D	E	F	G	H	Total
AA	(0.0%)	-	-	-	(0)	(2)	(0)	(0)	(2)	-	-	(2)	(6)	(6)
A	(0.5%)	12	(10)	0	-	(3)	(2)	(4)	(2)	(1)	(0)	(5)	(18)	(17)
B	(1.0%)	19	0	2	4	-	(8)	(16)	(11)	(2)	(1)	(5)	(37)	(18)
C	(3.0%)	19	89	1	4	11	-	(9)	(2)	(1)	(0)	(3)	(0)	108
D	(10%)	22	(19)	0	44	47	23	-	(11)	(6)	(2)	(21)	75	78
E	(30%)	60	61	12	6	30	8	51	-	(4)	(0)	(2)	101	222
F	(50%)	56	289	13	0	3	3	19	45	-	(1)	(4)	79	424
G	(70%)	3	216	-	0	0	0	3	3	53	-	(1)	59	278
H	(100%)	57	(545)	2	2	2	1	48	36	23	78	-	191	(297)
Sub Total		246	81	29	61	87	26	91	58	62	73	(43)	444	771
Total Settlement		-	-	-	(9)	(13)	(15)	(19)	(40)	(16)	(48)	(63)	(224)	(224)
Exceeding Allowance		-	-	-	-	-	-	-	-	-	-	-	2	2
Extraordinary Results		-	-	-	-	-	-	-	-	-	-	-	-	(101)
Total		246	81	29	52	74	11	71	18	46	25	(107)	220	449

Management Discussion and Analysis	88

Analysis of the Consolidated Performance

Non Performing Loans

The ratio of non-performing loans, obtained by dividing the balance of loan transactions more than 60 days overdue (which do not generate revenues on the accrual basis of accounting) by the total credit portfolio balance, reached 4.16% in the first quarter of 2003, reflecting the effects of write-offs against the Provision for Loan and Lease Losses for transactions considered by management to be recoverable in the long term.

Non Performing Loans

								R$ Million
	Jun 30, 01	Sep 30, 01	Dec 31, 01	Mar 31, 02	Jun 30, 02	Sep 30, 02	Dec 31, 02	Mar 31, 03
Total Non Performing Loans (a)	1,161	1,277	1,485	1,588	1,779	1,892	1,603	1,652
Provision for Loan and Lease Losses	(2,190)	(2,372)	(2,568)	(2,668)	(2,911)	(3,262)	(3,172)	(3,128)
Credit Portfolio	27,046	29,069	29,615	28,066	30,158	33,799	38,419	39,718
(a)	Loans Overdue for more than 60 days and without generation of revenues on the accrual method.
(b)	Endorsements and Sureties not included.

Non Performing Loans Ratio ( % )

Coverage Ratio* ( % )

(*)	Provision for Loan and Loan Losses / Total Non Performing Loans

Non Performing Loans by Risk Level

					R$ Million
	Non Performing Loans		Performing Loans		Total
Risk Level	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses
AA	-	-	8,894	-	8,894	-
A	-	-	12,231	0	12,231	61
B	-	-	9,813	0	9,813	98
C	75	2	3,667	167	3,742	170
D	214	21	2,031	203	2,245	224
E	176	53	708	213	885	265
F	362	181	427	213	788	394
G	150	105	12	8	162	113
H	674	674	284	284	959	959
Sub Total	1,652	1,037	38,066	1,248	39,718	2,285
Exceeding Provision						843
Total	1,652	1,037	38,066	1,248	39,718	3,128

Management Discussion and Analysis	89

Analysis of the Consolidated Net Income

Banking Service Fees

				R$ Million
				Variation
	1st Q./03	4th Q./02	1st Q./02	1stQ./03 x 4thQ./02	1stQ./03 x 1stQ./02

Mutual Fund Management Fees	283	274	248	9	35
Collection	73	76	66	(3)	7
Current Account Services	243	224	205	19	38
Tax Collection	46	82	54	(36)	(8)
Interbank Fees (Bills, Checks and Documents)	49	51	48	(2)	1
Credit Operations	133	133	106	-	27
Credit Cards	229	230	164	(1)	65
Other Services	147	142	110	5	37

Total	1,203	1,212	1,001	(9)	202

Income from Banking Services reached R$ 1,203 million in the first quarter of 2003, representing a coverage index over administrative expenses of 69%. Taking only Personnel Expenses into consideration, such index stands at 164%.

Banking Service Fees remained virtually unaltered compared to the fourth quarter of 2002, with a moderate decrease of R$ 9 million.

The most significant change in income during the quarter was in Income from Collections, which decreased by R$ 36 million. This is primarily due to the receipt, in the fourth quarter of 2002, of fees for services rendered to federal public agencies in prior periods in the amount of R$ 43 million, which were already provisioned.

The increases observed in Current Account Services Fees as well as in the Other Services Fees, are chiefly attributable to the inclusion of revenues from Itau-BBA in the first quarter of 2003.

The performance of investment funds and credit card companies is reviewed in the segment section.

Banking Service Fees Coverage Index over Administrative Expenses (*)

(*)	Calculated by dividing Banking Service Fees by Total Personnel and Administrative Expenses (Personnel + Others)

Quantities (*): Current Accounts, Savings Accounts and Active Clients (**) (Million)

(*)	Includes Banco Itau Buen Ayre and does not include BBA.
(**)	Conceptually, a client (represented by a CPF/CNP J tax number) is considered active when performing one or more transactions in current account in the last six months or having an average 3-month balance in cash deposits not null.

Management Discussion and Analysis	90

Analysis of the Consolidated Net Income

Administrative Expenses

				VARIATION
	1st Q./03	4th Q./02	1st Q./02	1Q.03/4Q.02	1Q.03/1Q.02
Personnel Expenses	597	621	577	(24)	21
Remuneration	379	386	361	(7)	18
Social Charges	114	124	112	(10)	1
Social Benefits/ Training	105	111	103	(7)	1
Collective Labor Agreement Bonuses	-	-	-	-	-
Other Administrative Expenses	1,008	967	916	41	92
Premises	120	103	103	17	17
Materials	40	39	33	1	7
Data Processing and Telecommunication	243	251	226	(8)	17
Transportation	44	46	44	(2)	0
Third Party Services	127	123	112	4	15
Security	30	31	30	(1)	0
Marketing	45	69	50	(24)	(5)
Civil and Tax Suit	57	19	17	38	40
Legal and Judicial Suit	12	6	5	6	7
Credit Cards	12	18	25	(6)	(13)
Depreciation and Amortization	147	141	133	6	14
Financial System Services	70	72	65	(2)	5
Other	60	48	73	11	(13)
SubTotal	1,605	1,588	1,493	17	112
Reorganization (Dismissals and Labor Suits)	136	147	140	(11)	(4)
Total	1,741	1,735	1,633	6	108

Personnel Expenses

Personnel expenses decreased by R$ 24 million in the first quarter of 2003 compared to the fourth quarter of 2002. The increased number of employees on vacation during this period leads to a reduction in salaries, overtime pay and related social charges expenses, as a result of the utilization of already constituted provisions. Training expenses usually decrease in the first quarter of the year.

Number of Employees (*)

(*)	Includes Itau-BBA since Dec/02 and Banco Fiat since Mar/03.

Other Administrative Expenses

During the first quarter of 2003, Other Administrative Expenses increased by R$ 41 million in comparison to the fourth quarter of 2002. Of this amount, R$ 17 million is associated with Premises, arising from increased asset maintenance and repair costs, in addition to the seasonal rise in utilities.

Data Processing and Telecommunication expenses decreased by R$ 8 million as a result of improvements in ATM and computer maintenance processes, as well as the implementation of a project designed to reduce telephone costs.

The R$ 24 million decrease in Marketing expenses is due to higher costs arising from consortium (Consorcio Itau) and card (Itaucard) campaigns in the prior quarter, as well as reduced expenses for soccer-related advertising campaigns in the first quarter of 2003.

As a result of the higher number of contingencies and provision requirements for certain claims, Civil and Tax Suit expenses increased by R$ 38 million during the quarter.

The R$ 11 million reduction in Dismissals and Labor Suits expenses is due to the final phase of the restructuring process of companies acquired prior to 2001.

Management Discussion and Analysis	91

Analysis of the Consolidated Net Income

Efficiency Ratio (1)

Itau Holding’s high operating efficiency is reflected in the 40.1% efficiency ratio for the first quarter of 2003, representing a small improvement over 40.5% in the previous quarter. Contributions to this result came from the maintenance of the level of administrative expenses and the increase in operating income.

Network Evolution (*)

(*)	Includes Banco Itau Buen Ayre since 2001 and Itau-BBA since Dec/02.

Transactions and Clients registered in Home & Office Banking

Volume of Self-Service Transactions (*)

									Quantity in Million
					Home & Office Banking			Point of Sale/ Redeshop
Period	ATM	Automated Programmed Debit	Itaufone	Bankfone	Direct Connection	Internet	Itaufax		Total

1998	559	138	119	41	68	8	15	23	971
1999	702	177	138	41	87	24	17	38	1,224
2000	718	203	138	41	87	66	16	53	1,322
2001	790	244	129	42	67	155	15	74	1,516
1st Q./01	194	57	35	10	19	28	4	17	364
2nd Q./01	191	60	32	10	17	34	4	17	365
3rd Q./01	193	62	30	11	16	43	4	18	377
4th Q./01	212	65	32	11	15	50	3	22	410
2002	946	284	135	40	38	306	11	89	1,849
1st Q./02	224	69	33	10	13	59	3	19	429
2nd Q./02	225	70	38	10	11	71	3	20	448
3rd Q./02	243	72	31	10	9	84	3	23	475
4th Q./02	254	73	33	10	6	92	2	27	497
2003	260	75	37	10	5	95	2	26	509
1st Q./03	260	75	37	10	5	95	2	26	509

(*)	Only Itau until 1998. Bemge and Banerj after 1999, Banestado after 2001 and Beg in 2002.

(personnel Expenses + Other Administrative Expenses)
(1) Efficiency Ratio =	(Net Income from Financial Operations + Provision for Loan Losses + Banking Service Fees + Capitalization,
Insurance and Pension Plan Premiums - Variations in Technical Provisions of Capitalization, Insurance and
Pension Plans + Other Insurance Operating Income and Expenses - Insurance Claims - Selling Expenses -
Pension Plan Benefit Expenses - Other Operating Expenses + Other Operating Income)

Management Discussion and Analysis	92

Analysis of the Consolidated Performance

Tax Expenses

During the first quarter of 2003, tax expenses totaled R$ 249 million, up 1.4% from the fourth quarter of 2002. The increase is due to seasonal factors in connection with the payment of municipal taxes and charges (IPTU), as well the growth associated with the consolidation of Banco Itau-BBA operations. Such increases were partly offset by the reduction in CPMF tax expenses, which were higher in the fourth quarter 2002 on account of the larger volume of transactions subject to this tax.

Tax Expenses	1st Q/03	4th Q/02	Variation	%
COFINS	128	122	6	5.0%
PIS/PASEP	30	28	2	9.0%
ISS	34	31	3	10.4%
CPMF	38	50	(12)	-24.3%
Others	19	15	4	26.4%
Total	249	246	4	1.4%

Equity in the Earnings of Associated and Subsidiary Companies

Equity in the earnings of associated and subsidiary companies reached R$ 19 million in the first quarter 2003, a 76.1% decrease compared to R$ 78 million in the previous quarter. The positive impact on fourth quarter 2002 results from the reversal of provisions recorded in prior years to cover the depreciation of foreign investments did not recur in the first quarter 2003.

Equity in income of affiliates	1st Q/03	4th Q/02	Variation
Share of equity in affiliates - domestic	1	3	(2)
Equity in income of affiliates	1	3	(2)
Share of equity in affiliates - foreign	17	75	(57)
Foreing exchange variation on investments	(6)	(21)	15
Argentine provision adjustment	-	82	(82)
Equity in income of affiliates	23	13	10
Total	19	78	(59)

Other Operating Income/(Expenses)

During the first quarter of 2003, other Operating Income/(Expenses) were a R$ 16 million expense, a R$ 143 million decrease in relation to the prior quarter. This decrease is mainly attributable to the effects of exchange variance income and expenses on foreign investments.

Non-Operating Income

During the first quarter of 2003, non-operating losses amounted to R$ 37 million, a R$ 47 million change compared to income of R$ 10 million in the previous quarter. This result arises from losses on the sale of assets not for own use during the first quarter 2003, compared to gains on the sale of assets and property during the fourth quarter 2002, when branch buildings were sold.

Income Tax and Social Contribution

Income tax and social contribution on net income amounted to R$ 560 million in the first quarter 2003, compared to R$ 39 million in the prior quarter. This increase is chiefly due to the following: consolidation of the statements of Banco Itau-BBA, the tax benefit of interests on capital in the fourth quarter of 2002 and the tax effect of management of foreign exchange position.

Extraordinary Gains/Losses

Extraordinary gains amounting to R$ 532 million in the first quarter 2003 arise mainly from the following: full amortization of goodwill on the acquisition of Banco Fiat S.A., net of tax effects; and reclassification of expenses for the allowance for doubtful loans, net of tax effects, in connection with the standardization, according to Itau Holding criteria, of the risk ratings of loan portfolios of newly-acquired companies.

Management Discussion and Analysis	93

Analysis by Segment

Fourth Quarter 2002 results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the Statement of Income table presented in the Executive Summary.

4th Q./02	BANKING					CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	CONSOLIDATED
	ITAÚ			ITAÚ-BBA	TOTAL
	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL

Income from Loan Operations	1,607	(880)	727	-	727	231	-	-	-	958
Securities	775	(505)	270	-	270	25	139	0	0	435
Trade Finance and Foreign Exchange Portfolio	-	104	104	-	104	0	0	0	0	104
Funding Expenses	(444)	1,904	1,460	-	1,460	1	0	0	0	1,461

FINANCIAL MARGIN	1,938	623	2,561	-	2,561	257	139	-	-	2,957

Provision for Loan and Lease Losses	(853)	(33)	(886)	-	(886)	(55)	0	0	0	(941)
Credits Recoveries and Renegotiated	76	-	76	-	76	19	0	0	0	95
Total Provision for Loan and Lease Losses	(777)	(33)	(810)	-	(810)	(37)	0	-	-	(846)

NET INCOME FROM FINANCIAL OPERATIONS	1,161	590	1,751	-	1,751	220	140	-	-	2,111

OTHER OPERATING INCOME (EXPENSES)	(584)	(91)	(675)	-	(675)	(45)	14	69	(33)	(671)
Banking Service Fees	716	28	744	-	744	230	4	273	(39)	1,212
Transfer for Banking	132	-	132	-	132	0	0	(132)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	28	-	28	-	28	0	169	0	(17)	180
Administrative Expenses	(1,302)	(40)	(1,342)	-	(1,342)	(207)	(128)	(66)	9	(1,735)
Taxes Expenses	(166)	(11)	(177)	-	(177)	(35)	(27)	(6)	0	(246)
Equity in Income (Losses) of Unconsolidated Investments	3	75	78	-	78	0	0	0	0	78
Other Operating Income / Expenses	5	(143)	(138)	-	(138)	(33)	(3)	0	14	(160)

OPERATING INCOME	576	499	1,076	-	1,076	175	154	69	(32)	1,441
Non-Operating Income	10	(1)	9	-	9	(2)	(3)	0	6	10

INCOME BEFORE TAX	587	499	1,085	-	1,085	173	151	69	(27)	1,451
Income Tax and Social Contribution	(199)	58	(141)	-	(141)	(59)	(51)	(23)	236	(39)
Extraordinary Results	(0)	-	(0)	-	(0)	0	0	0	(679)	(679)
Profit Sharing	(30)	(2)	(32)	-	(32)	(2)	(4)	(17)	0	(55)
Minority Interests	(15)	27	12	-	12	0	0	0	0	12

NET INCOME	343	581	923	-	923	112	95	29	(470)	689

The breakdown of reallocated income per segment shows each Conglomerate operational area’s contribution to income for the fourth quarter of 2002.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level. Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Management Discussion and Analysis	95

First Quarter 2003 Results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the Statement of Income table presented in the Executive Summary.

1st Q./03	BANKING					CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	CONSOLIDATED
	ITAÚ			ITAÚ-BBA (*)	TOTAL
	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL

Income from Loan Operations	1,659	(351)	1,307	129	1,437	244	-	-	-	1,681
Securities	768	(229)	539	204	743	51	185	0	0	978
Trade Finance and Foreign Exchange Portfolio	0	84	84	131	216	0	(0)	0	0	215
Funding Expenses	(479)	595	116	(92)	24	(6)	0	0	0	18

FINANCIAL MARGIN	1,949	98	2,047	372	2,419	288	185	-	-	2,892

Provision for Loan and Lease Losses	(358)	51	(307)	(45)	(352)	(96)	0	0	0	(449)
Credits Recoveries and Renegotiated	64	-	64	3	67	19	0	0	0	86
Total Provision for Loan and Lease Losses	(294)	51	(243)	(42)	(285)	(78)	-	-	-	(363)

NET INCOME FROM FINANCIAL OPERATIONS	1,654	150	1,804	330	2,134	211	185	-	-	2,529

OTHER OPERATING INCOME (EXPENSES)	(588)	(31)	(619)	(64)	(684)	(4)	19	74	(17)	(611)
Banking Service Fees	658	34	692	20	712	232	9	283	(33)	1,203
Transfer for Banking	140	-	140	-	140	0	0	(140)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	23	-	23	-	23	0	150	0	0	174
Administrative Expenses	(1,284)	(65)	(1,349)	(69)	(1,418)	(169)	(103)	(60)	9	(1,741)
Taxes Expenses	(176)	9	(167)	(19)	(186)	(32)	(22)	(9)	0	(249)
Equity in Income (Losses) of Unconsolidated Investments	1	17	18	0	19	0	0	0	0	19
Other Operating Income / Expenses	49	(26)	22	4	26	(34)	(16)	0	7	(16)

OPERATING INCOME	1,065	119	1,185	266	1,450	207	204	74	(16)	1,919
Non-Operating Income	(25)	(3)	(29)	(4)	(33)	(4)	4	0	(3)	(37)

INCOME BEFORE TAX	1,041	115	1,156	261	1,417	203	207	74	(20)	1,882
Income Tax and Social Contribution	(354)	(73)	(426)	(109)	(535)	(69)	(71)	(25)	140	(560)
Extraordinary Results	7	(7)	-	-	-	0	0	0	(532)	(532)
Profit Sharing	(44)	(0)	(44)	(25)	(69)	(2)	(1)	(7)	(0)	(78)
Minority Interests	3	1	5	(2)	2	0	0	0	0	2

NET INCOME	653	37	690	125	816	132	136	43	(412)	714
(*) Exclusively corresponds to the contribution of Itau-BBA to the Banking segment.
The breakdown of reallocated income per segment shows each Conglomerate operational area’s contribution to income for the first quarter of 2003.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Management Discussion and Analysis	96

Banking

Segmented Net Interest Margin

With the corporate reorganization carried out in the first quarter of 2003, Banco Itau and Banco Itau-BBA came under the control of Banco Itau Holding Financeira. As a result of this change, we are showing a new column in the presentation of the Banking segment, where the contribution of Banco Itau-BBA to the result for the period was added, which increases transparency when analyzing.

It is important to point out that the process of the association between Banco Itau and Banco BBA has been concluded, and the various operations carried out by the institutions were regrouped and concentrated in accordance with the focus established for each one of them. However, the process of structuring a new corporate architecture has not yet been finished. As an example, we can mention the Finaustria company, which, in corporate terms, is linked to Banco Itau-BBA and which in the future will be transferred to the control of Banco Itau.

Banco Itau’s result has been subdivided between the operations that are not affected by the fluctuation in the value of the currency, and the operations that are affected by exchange rate variation, making clearer the effects of exchange rate variation on the formation of the result for the period.

Banking - Banco Itau - Result Not Affected by Exchange Rate Variation

The net income not affected by exchange rate variation reached R$ 653 million, showing growth of 90.4% compared with the previous quarter. This variation comes mainly from the reduction in the expense for the provision for loan losses, which has gone back to the levels before the last quarter of 2002.

The net interest margin associated with the operations that are not affected by exchange rate variation amounted to R$ 1,949 million, growing 0.6% in the first quarter of 2003, compared with the previous quarter.

The expectations for inflation for the year remained above the target established by the Brazilian Central Bank, which led the Monetary Policy Committee (COPOM) to increase the basic interest rate from 25% to 26.5% in the period. However, the rise in the Selic rate and the expansion of the obligatory cash reserves for deposits did not cause any impact on the net interest margin not affected by exchange rate variation, since spreads remained at the same levels.

Banking - Banco Itau - Result Affected by Exchange Rate Variation

The result from Banking operations that are affected by exchange rate variation amounted to R$ 37 million in the first quarter of 2003, which is equivalent to a 93.6% reduction over the result for the fourth quarter of 2002.

The net interest margin from the operations that are influenced by exchange rate variation was R$ 98 million, a decrease of 84.3% when compared with the margin of the previous quarter.

The positive assessment by the market of the policies adopted by the new government resulted in a significant improvement in the expectations for the Brazilian economy, and there was a noteworthy reduction in the volatility of the main risk factors. Accordingly, the result from the foreign currency securities and derivatives portfolio was affected basically by the influence of the fall in the exchange coupon, contributing towards a positive result of R$ 354 million, due to the improvement in the adjustment to the market value of exchange derivatives and of the securities classified as trading.

The result of local operations affected by exchange rate reached R$ 70 million and is basically due to income and expenses of operation indexed to foreign currency.

Management Discussion and Analysis	97

Banking

Results of Operations Affected by Foreign Exchange Fluctuations

				R$ Million
	1st Q./03			4th Q./02
	Before	Tax	After	Before	Tax	After
	Tax	Effects	Tax	Tax	Effects	Tax

Foreign Exchange Variation on Investments Abroad	(166)	-	(166)	(526)	-	(526)

Results of Local Operations affected by
Exchange Rate	78	(8)	70	273	(129)	144

Mark to Market effect of trading securities	536	(182)	354	1,641	(102)	1,539

Results of Securities Selling	2	(1)	1	(630)	214	(416)

Results Before Funding Expenses CDI	450	(191)	259	757	(17)	740

Funding Expenses CDI	(356)	134	(222)	(255)	96	(159)

Results Affected by Exchange Rate	94	(57)	37	502	79	581

The appreciation of the Real against the dollar also affected the valuation of the investments held by the Bank abroad, causing an impact of R$ (166) million in the quarter. The amount of additional provision created to neutralize a possible deterioration in the amount of the assets totaled R$ 545 million. It is important to point out that the amount of provision, considering the goodwill of Available for Sale securities of R$ 261 million in Mark to Market - Securities and Derivatives account (reflected on Stockholders’ Equity), is enough case Real valuation reach the parity of R$ 2.80 per US dollar.

Opportunities for arbitrage between the dollar, the euro and yen were present in the first quarter of 2003, although of a lesser magnitude than those in the last quarter of 2002, leading to an exchange result of R$ 84 million for the quarter.

Banking - Itau-BBA

In the first quarter of 2003, Banco Itau-BBA showed a net interest margin of R$ 372 million, made up mainly by a positive influence from the appreciation of the Real and of the foreign debt instruments, by the maintenance of the levels of the interest rate market in treasury positions, and by the maintenance of the spreads applied to credit operations. The increase in the result of R$ 204 million in Itau-BBA’s portfolio of securities came mainly from the positive influence of the appreciation of the Real and of the foreign debt instruments.

Management Discussion and Analysis	98

Credit Cards

	1st Q./03	4th Q./02	Variation

Financial Margin	288	257	31

Total Provision for Loan and Lease Losses	(78)	(37)	(41)
Provision for Loan and Lease Losses	(96)	(55)	(41)
Credits Recoveries and Renegotiated	19	19	0

Net Income from Financial Operations	211	220	(9)

Other Operating Income / Expenses	(4)	(45)	42
Banking Service Fees	232	230	2
Annual Fees	83	87	(4)
Other Services	149	143	6
Other Operating Income / Expenses	(236)	(276)	40

Operating Income	207	174	33

Non-Operating Income	(4)	(2)	(2)

Income Before Tax	203	172	30

Income Tax and Social Contribution	(69)	(59)	(10)
Profit Sharing	(2)	(2)	(0)

Net Income	132	112	20

The change in the financial margin is related to the increase in the volume of financing for card holders, coupled with the increase in the interest rate and the reduction of expenses for liabilities linked to the IGP-M. The provision for loan losses returned to a level regarded as normal for the portfolio, after the reversal of a provision recorded in the previous quarter, as a result of the adoption of uniform criteria for the accrual of interest on overdue credit card contracts, as compared to the other procedures for loans adopted by the institution. Accordingly, income on overdue contracts began to be recognized as the variation of the IGP-M + 1% per month, instead of the contracted interest rates.

The number of Itaucard credit cards in circulation increased from 5,579 thousand in December 2002 to 5,637 thousand in March 2003, an increase of 1.1% in the first quarter of 2003. To be consistent with the market, cards temporarily blocked through a warning circular are included.

The total volume of transactions in the same period reached R$ 2.4 billion, showing a fall of 10.7% as a result of the seasonal nature of the previous quarter. In March 2003, 79.8% of Itaucard accounts were active (accounts for which an invoice was issued), and 72.2% of these accounts had transactions in the last month, with average activity in the quarter of R$ 978.30 per account.

The change in other operating income/expenses is due to the reduction in expenses for data processing and telecommunications (R$ 9 million), advertising, promotions and publications (R$15 million), civil and tax lawsuits (R$ 6 million) and profit sharing expenses of Credicard (R$ 6 million).

Itau holds a 33.3% interest in Credicard, a leading company in the credit card management sector, with 6.7 million credit cards in circulation. Of the total income from credit card services rendered accrued by Itau Holding, in the first quarter of 2003, 35.7% refers to Credicard.

Considering the ownership interest and the special dividends received - portion of income distributed to the owners in accordance with the performance of their credit card customers - 34.4% of Credicard’s income was allocated to Itau in the first quarter of 2003.

Management Discussion and Analysis	99

Insurance, Capitalization and Pension Plan

Statements of Income of the Segment

4th QUARTER OF 2002	INSURANCE	CAPITALIZATION	PENSION PLANS	CONSOLIDATED
Revenues from Insurance, Capitalization and Pension Plans	309	183	598	1,090
Revenues from Insurance	309	-	69	378
Revenues from Capitalization	-	183	-	183
Revenues from Pension Plans	-	-	529	529

Changes in Technical Provisions	6	(125)	(446)	(565)
Insurance	6	-	(9)	(3)
Capitalization	-	(125)	-	(125)
Pension Plans	(0)	-	(437)	(437)

Pension Plan Benefits Expenses	(0)	-	(89)	(89)

Earned Premiums	315	-	60	375
Result of Capitalization and Pension Plans	(0)	57	4	61

Retained Claims	(206)	-	(14)	(220)

Selling Expenses	(61)	(9)	(9)	(80)

Administrative Expenses	(82)	(56)	(19)	(156)
Administrative Expenses	(35)	(49)	(13)	(96)
Tax Expenses	(16)	(6)	(5)	(27)
Personnel Expenses	(32)	(0)	(0)	(32)

Other Operating Income/(Expenses)	31	1	2	33

Financial Income	92	46	2	140

Operating Income	88	40	25	154

Non-Operating Income	(2)	(1)	0	(3)

Income Before Income Tax and Social Contribution	86	39	26	151

Income Tax / Social Contribution	(29)	(13)	(9)	(51)
Profit Sharing	(4)	-	-	(4)

Net Income	53	26	17	95

1st QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLANS	CONSOLIDATED
Revenues from Insurance, Capitalization and Pension Plans	337	163	393	893
Revenues from Insurance	337	-	62	399
Revenues from Capitalization	-	163	-	163
Revenues from Pension Plans	-	-	331	331

Changes in Technical Provisions	(32)	(113)	(200)	(345)
Insurance	(32)	-	10	(21)
Capitalization	-	(113)	-	(113)
Pension Plans	-	-	(211)	(211)

Pension Plan Benefits Expenses	-	-	(112)	(112)

Earned Premiums	306	-	72	378
Result of Capitalization and Pension Plans	-	50	8	58

Retained Claims	(195)	-	(29)	(224)

Selling Expenses	(58)	(12)	(7)	(78)

Administrative Expenses	(75)	(34)	(18)	(125)
Administrative Expenses	(30)	(30)	(12)	(71)
Tax Expenses	(13)	(3)	(5)	(22)
Personnel Expenses	(31)	(0)	(0)	(32)

Other Operating Income/(Expenses)	9	(1)	4	11

Financial Income	99	57	29	185

Operating Income	85	61	58	204

Non-Operating Income	1	2	1	4

Income Before Income Tax and Social Contribution	86	62	59	207

Income Tax / Social Contribution	(29)	(21)	(20)	(71)
Profit Sharing	(1)	-	-	(1)

Net Income	56	41	39	136

Management Discussion and Analysis	100

Insurance, Capitalization and Pension Plan

Insurance

In the first quarter of 2003, the insurance companies showed a better result than that of the previous quarter, even with a reduction in earned premiums.

Claims expenses were reduced by R$ 11 million, with a reduction in claims in the automobile line.

Selling and Administrative Expenses also showed a decrease, while the Financial Result of the first quarter of 2003 was better than that of the previous quarter, because of the growth in interest rates.

The graphs below show the composition of earned premiums. Automobile and Life insurance lines have represented 76% of earned premiums of Itau’s insurance companies.

Composition of Earned Premiums

4th Quarter/2002	1st Quarter/2003

Claim Ratio

The claims ratio reached 57% in the first quarter of 2003, with improvement in the automobile line.

Obs: The insurance charts do not include Itauseg Saude and Gralha Azul Saude, and include life insurance line of Itau Previdencia e Seguros S.A.

Management Discussion and Analysis	101

Insurance, Capitalization and Pension Plan

Combined Ratio (2)

The combined ratio showed a growth in the first quarter of 2003, mostly because of the growth in claims.

Number of Insurance Policies - Mass Products

The quantity of policies in the Automobile line continues to grow, reflecting the increase in market share.

In the fourth quarter of 2002, the life insurance portfolio distributed by the bank was transfered to Itau Previdencia e Seguros S.A, and, PPI Premiavel (Itau Personal Protection) was launched, selling 180 thousand policies, what explains the increase of the insurance policies..

Life Insurance and Pension Plan

Life Insurance - In the first quarter of 2003, carrying on with the strategy of developing products in accordance with the segmentation of the customers and their needs, Itau Previdencia e Seguros S.A. launched two new products, Itauvida Premiavel and Itauvida Personnalite. These life insurance policies couple flexibility in the choice of the capital insured and the amount to be redeemed with the attraction of drawings for cash prizes. Accordingly, earned premiums rose from R$ 60 million in the previous quarter to R$ 72 million in the first quarter of 2003.

VGBL - Premium revenue from VGBL amounted to R$ 182 million in the quarter, a reduction of 44% in comparison with the previous quarter, due to the campaign promoted in that quarter.

Pension Plan - The pension plan products generated premium revenues of R$ 149 million, against R$ 205 million in the fourth quarter of 2002, when the campaign for raising funds was carried out.

With the evolution of the life insurance and pension plan portfolio and the consequent increase in the volume of financial investments, the financial result of Itau Previdencia e Seguros showed growth of R$ 27 million.

Capitalization

Revenue from Capitalization Bonds amounted to R$ 163 million, showing a reduction over the fourth quarter of 2002, mostly from the effects of the Super PIC Natal 2002 campaign that was carried out in that period.

During the first quarter of 2003, the PIC Esperanca campaign was launched, and over 258 thousand monthly installment bonds were sold. A portion of the profit from the product is donated monthly to UNICEF and to Fundacao Itau Social.

At the end of March 2003, Itaucap had built up a portfolio with over 2.4 million active bonds.

Over the last twelve months, Itau Capitalizacao distributed over R$ 22 million in cash prizes to 528 winning customers.

(2) Combined Ratio = (Retained Claims + Selling Expenses + Administrative Expenses + Other Operating Income / Expenses)

Earned Premiums

Management Discussion and Analysis	102

Investment Funds and Managed Portfolio

Investment Funds and Managed Portfolio

Investment Fund Management revenues totaled R$ 283 million in the first quarter of 2003, a R$ 9 million increase in relation to the previous quarter. The volume of funds managed reached R$ 62,852 million in March 2003, of which Itau-BBA accounted for R$ 7,021 million.

Assets Under Management

Market Share of Investment Funds

As of March 2003 Itau Holding had a 14.2% market share, compared to 14.0% in December 2002, maintaining its position among the leading investment fund managers.

Investment Funds - By Business Area - With BBA

During the first quarter of 2003, the trade volume of Itau Corretora, through its Home Broker - www.itautrade.com.br, amounted to R$ 209 million in the individual investor segment, a 14% market share. Worthwhile mentioning is the full integration of BBA Corretora staff into Itau Corretora staff during the quarter, both in Brazil and abroad.

Management Discussion and Analysis	103

Analysis of the Consolidated Balance Sheet

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At December 31, 2002

						R$ Million
ASSETS	BANKING	ITAÚ-BBA	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Assets	82,067	16,933	3,855	5,737	(919)	107,672

Cash and Cash Equivalents	1,854	26	22	28	(36)	1,894

Short-term Interbank Deposits	11,851	4,450	670	-	-	16,972
Money Market	5,339	3,999	670	-	(0)	10,009
Interbank Deposits	6,512	451	-	-	-	6,963

Securities	16,029	4,221	139	4,800	(0)	25,188
Securities	15,043	2,920	139	4,800	(0)	22,901
Derivative Financial Instruments	986	1,302	-	-	(0)	2,288

Interbank and Interbranch Accounts	10,062	198	-	-	-	10,260

Loan Operations	24,479	6,112	675	-	(126)	31,141
Loans	26,837	6,421	1,181	-	(126)	34,313
(Allowance for Loan Losses)	(2,357)	(309)	(506)	-	0	(3,172)

Other Assets	17,792	1,925	2,349	909	(757)	22,218
Foreign Exchange Portfolio	7,359	1,256	-	-	-	8,615
Others	10,433	669	2,349	909	(757)	13,602

Permanent Assets	3,116	42	94	222	(4)	3,469
Investments	953	-	-	-	-	953
Fixed Assets	1,917	31	75	220	(3)	2,240
Deferred Expenses	245	10	18	3	(1)	276

TOTAL ASSETS	85,183	16,974	3,949	5,959	(923)	111,141

						R$ Million
LIABILITIES	BANKING	ITAÚ-BBA	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Liabilities	75,118	16,871	1,564	(104)	3,149	97,100

Deposits	34,662	4,335	-	-	-	38,997
Demand Deposits	9,827	561	-	-	-	10,389
Savings Accounts	17,841	-	-	-	-	17,841
Interbank Deposits	399	141	-	-	-	539
Time Deposits	6,595	3,633	-	-	-	10,228

Deposits Received under Securities Repurchase Agreements	10,100	1,776	-	-	-	11,876

Funds from Acceptances and Issue of Securities	3,400	1,155	-	-	-	4,555

Interbank and Interbranch Accounts	789	46	-	-	-	834

Borrowings	6,089	3,816	119	-	(8)	10,017

On-Lending Borrowings from Public Institutions	3,326	1,226	-	-	-	4,552

On-Lending Borrowings from Abroad	-	-	-	-	-	-

Derivative Financial Instruments	904	1,055	0	-	(0)	1,959

Other Liabilities	15,848	3,461	1,445	(104)	3,157	23,807
Foreign Exchange Portfolio	5,827	882	-	-	-	6,709
Subordinated Debt	5,531	176	-	-	-	5,707
Others	7,803	628	3,119	690	(848)	11,392
Segment Transfers	(3,312)	1,775	(1,674)	(794)	4,005	(0)

Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	-	-	-	4,403	-	4,403

Deferred Income	70	24	-	0	(28)	66

Minority Interest in Subsidiaries	959	79	0	9	(9)	1,039

Stockholder’s Equity	9,036	-	2,384	1,652	(4,036)	9,036

TOTAL LIABILITIES	85,183	16,974	3,949	5,959	(923)	111,141

Management Discussion and Analysis	105

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At March 31, 2003

						R$ Million
ASSETS	BANKING	ITAÚ-BBA	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Assets	80,968	18,092	3,764	6,306	553	109,683

Cash and Cash Equivalents	1,667	24	22	18	(1)	1,730

Short-term Interbank Deposits	9,200	5,199	732	-	-	15,131
Money Market	5,064	4,399	118	-	-	9,581
Interbank Deposits	4,135	800	614	-	-	5,549

Securities	16,273	4,153	193	5,374	-	25,992
Securities	15,074	3,199	189	5,374	-	23,836
Derivative Financial Instruments	1,199	954	3	-	-	2,156

Interbank and Interbranch Accounts	10,514	183	-	-	19	10,716

Loan Operations	23,989	6,071	810	-	1,758	32,629
Loans	26,192	6,429	1,291	-	1,846	35,757
(Allowance for Loan Losses)	(2,202)	(357)	(481)	-	(88)	(3,128)

Other Assets	19,326	2,462	2,007	914	(1,224)	23,485
Foreign Exchange Portfolio	9,285	1,792	-	-	(715)	10,362
Others	10,041	670	2,007	914	(509)	13,124

Permanent Assets	3,053	98	95	222	(54)	3,414
Investments	913	-	-	-	-	913
Fixed Assets	1,886	31	77	220	2	2,215
Deferred Expenses	254	67	18	3	(56)	286

TOTAL ASSETS	84,021	18,190	3,858	6,529	499	113,098

						R$ Million
LIABILITIES	BANKING	ITAÚ-BBA	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED
Current and Long-Term Liabilities	73,025	16,128	1,236	(216)	7,012	97,184

Deposits	32,538	5,453	-	-	-	37,991
Demand Deposits	6,927	634	-	-	-	7,561
Savings Accounts	17,358	-	-	-	-	17,358
Interbank Deposits	(135)	1,178	-	-	-	1,042
Time Deposits	8,389	3,641	-	-	-	12,030

Deposits Received under Securities Repurchase Agreements	10,173	1,244	-	-	-	11,417

Funds from Acceptances and Issue of Securities	3,688	1,647	-	-	(79)	5,256

Interbank and Interbranch Accounts	2,424	35	-	-	(0)	2,459

Borrowings	5,761	3,297	174	-	148	9,379

On-Lending Borrowings from Public Institutions	3,247	1,275	-	-	-	4,523

On-Lending Borrowings from Abroad	-	-	-	-	-	-

Derivative Financial Instruments	734	543	-	-	(0)	1,277

Other Liabilities	14,460	2,634	1,062	(216)	6,943	24,882
Foreign Exchange Portfolio	7,552	1,258	-	-	(715)	8,094
Subordinated Debt	4,894	172	-	-	(100)	4,966
Others	7,753	1,219	2,818	601	(569)	11,822
Segment Transfers	(5,739)	(15)	(1,756)	(817)	8,327	(0)

Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	-	-	-	4,804	0	4,804

Deferred Income	64	21	-	0	10	95

Minority Interest in Subsidiaries	949	66	-	10	6	1,031

Stockholder’s Equity	9,983	1,976	2,622	1,931	(6,529)	9,983

TOTAL LIABILITIES	84,021	18,190	3,858	6,529	499	113,098

Management Discussion and Analysis	106

Analysis of the Consolidated Balance Sheet

Cash, Short-term Interbank Deposits and Securities

Itau Holding

In March 2003, the total of Itau Holding’s assets reached R$ 113,098 million. With the acquisition of Banco Fiat, the balances of cash, short-term interbank deposits and securities, not considering repurchase commitments, totaled R$ 34,723 million in March 2003, corresponding to 30.7% of total assets for the same period.

As a continuation of the restrictive policy to reduce the liquidity of the financial institutions, the Brazilian Central Bank published, on February 19, 2003, Circular 3177, which raised the requirement for compulsory deposit and the obligatory cash reserve for demand funds from 45% to 60%. In spite of this, Itau maintained relatively high levels of liquidity both in Brazil and abroad, due to its traditional cash management policy.

With regard to the provisions for unrestricted securities, the improvement in the fundamentals of the economy brought about a fall in forward market rates, compared with December 2002, causing a positive impact on the marking to market of the portfolios of public and private sector securities, resulting in an appreciation of R$ 305 million in the period.

Liquidity (after the deduction of repurchase commitments)

The deduction of repurchase commitments in the table below has the objective of accentuating Banco Itau’s liquidity level. Accordingly, investments on the Open Market and Public Securities portray positions that are net of borrowing via repurchase.

Liquidity (Not Including Repurchase Commitments)

					R$ Million
					Variation
	Mar 31, 03%		Dec 31, 02%		Mar03/Dec02
Cash and Cash Equivalents	1,730	5.0	1,894	5.1	(164)

Short-term Interbank Deposits	11,628	33.5	14,190	38.4	(2,562)

Money Market	6,079	17.5	7,227	19.6	(1,148)
Interbank Deposits	5,549	16.0	6,963	18.8	(1,414)

Securities	21,365	61.5	20,875	56.5	490
Public Securities - Brazil	11,273	32.5	9,534	25.8	1,740
Internal Debt Securities	10,447	30.1	9,077	24.6	1,370
DCBs-Debt. Conv.Bond and other brazilian debts securities	826	2.4	456	1.2	370

Public Securities - Other Countries	812	2.3	769	2.1	43
Bonds Argentina	117	0.3	58	0.2	59
Bonds Portugal	695	2.0	711	1.9	(16)

Private Securities	7,169	20.6	8,811	23.8	(1,642)
Bank Certificates of Deposits	1,791	5.2	2,733	7.4	(942)
Shares in Publicy Traded Companies	337	1.0	361	1.0	(24)
Debentures	1,364	3.9	1,273	3.4	90
Mortgages Letters	50	0.1	110	0.3	(60)
Option Premiums	-	-	-	-	-
Euro Bond’s and Others	2,394	6.9	3,072	8.3	(679)
Real State Receivables Certified	1,105	3.2	1,137	3.1	(32)
Fixed Income Funds	41	0.1	28	0.1	13
Overseas Fixed Income Funds	88	0.3	96	0.3	(8)

Others	2,110	6.1	1,762	4.8	348
Subtotal	34,723	100.0	36,959	100.0	(2,236)
Provisions	149		(155)		305
TOTAL	34,872		36,804		(1,932)

Management Discussion and Analysis	107

Analysis of the Consolidated Balance Sheet

Reconciliation

R$ Million
	Mar 31, 03	Dec 31, 02
Securities + Interbank Deposits	26,513	26,522
(+) Interbank Deposits	5,549	6,963
(+) Cash and Cash Equivalents	1,730	1,894
(+) Money Market	9,581	10,009

Total Liquidity	43,374	45,388
(-) Money Market - Repurchase Pending Settlement	(3,503)	(2,782)
(-) Public Securities - Subject to Repurchase Commitments	(1,121)	(845)
(-) Private Securities - Subject to Repurchase Commitments	(902)	(1,161)
(-) Retirement Funds - PGBL (defined contribution pension plan)	(1,673)	(1,387)
(-) Financial Instruments - sell	(1,452)	(2,254)

Total Liquidity (not including repurchase commitments)	34,723	36,959

Liquidity (Not Including Repurchase Commitments)

				R$ Million
	Mar 31, 03			Dec 31, 02
	Brazil	Abroad	Total	Brazil	Abroad	Total
Cash and Cash Equivalents	1,227	503	1,730	1,558	336	1,894
Short-term Interbank Deposits	6,997	4,631	11,628	8,110	6,080	14,190
Money Market	5,930	149	6,079	7,011	216	7,227
Interbank Deposits	1,067	4,482	5,549	1,099	5,864	6,963
Securities	14,552	6,813	21,365	14,275	6,600	20,875
Total	22,776	11,947	34,723	23,943	13,016	36,959
Total (US$ Million)		3,563			3,684

Management Discussion and Analysis	108

Analysis of the Consolidated Balance Sheet

Securities and Derivative Financial Instruments

We present below the composition by type of security in the security and derivative financial instrument portfolios.

The amount of additional provision created to neutralize a possible deterioration in the amount of the assets totaled R$ 545 million. The amount of provision, considering the goodwill of Available for Sale securities of R$ 261 million in Mark to Market - Securities and Derivatives account (reflected on Stockholders’ Equity), is enough case Real valuation reach the parity of R$ 2.80 per US dollar.

						R$ Million
	March / 2003	Cost	Market Value	Constituted Provision to Market Value		Constituted Provision to Market Value in Equity
Securities Trading	8,830	8,844	33.3%	13
Public Securities - Brazil	3,467	3,480	13.1%	13
Public Securities - Other Countries	70	70	0.3%	(0)
Private Securities	3,620	3,620	13.6%	0
Retirement funds - client risk	1,673	1,673	6.3%	-

Securities Available for Sale	14,261	14,522	54.7%	-		261
Public Securities - Brazil	8,491	8,728	32.9%	-		237
Public Securities - Other Countries	831	897	3.4%	-		66
Private Securities	4,939	4,897	18.5%	-		(42)

Securities Held to Maturity	1,016	1,016	3.8%	-
Public Securities - Brazil	651	651	2.5%	-
Public Securities - Other Countries	56	56	0.2%	-
Private Securities	309	309	1.2%	-

Derivative Financial Instruments	2,406	2,155	8.1%	(250)
Option Premiums	177	191	0.7%	14
Forward Market	137	126	0.5%	(10)
Swap - Adjustment receivable	2,035	1,781	6.7%	(254)
Others	57	57	0.2%	-

Public Securities - Brazil	12,608	12,859	48.5%	13		237
Public Securities - Other Countries	958	1,023	3.9%	(0)		66
Private Securities	8,868	8,826	33.3%	0		(42)
Retirement funds - client risk	1,673	1,673	6.3%	-		-
Derivative Financial Instruments	2,406	2,155	8.1%	(250)		-
Total	26,513	26,537	100.0%	(237)		261

Minimum (Allowance)/Goodwill Required					24

Additional Allowance Reclassification					-

Additional Allowance					(545)

	December / 2002	Cost	Market Value	Constituted Provision to Market Value		Constituted Provision to Market Value in Equity
Securities Trading	8,801	8,853	34.5%	52
Public Securities - Brazil	3,056	3,110	12.1%	54
Public Securities - Other Countries	4	4	0.0%	0
Private Securities	4,354	4,353	16.9%	(2)
Retirement funds - client risk	1,387	1,387	5.4%	-

Securities Available for Sale	13,680	13,481	52.5%	-		(199)
Public Securities - Brazil	6,855	6,740	26.2%	-		(115)
Public Securities - Other Countries	1,051	1,112	4.3%	-		61
Private Securities	5,774	5,629	21.9%	-		(145)

Securities Held to Maturity	1,072	1,072	4.2%	-
Public Securities - Brazil	731	731	2.8%	-
Public Securities - Other Countries	53	53	0.2%	-
Private Securities	288	288	1.1%	-

Derivative Financial Instruments	2,969	2,288	8.9%	(682)
Option Premiums	232	370	1.4%	138
Forward Market	143	129	0.5%	(13)
Swap - Adjustment receivable	2,591	1,785	6.9%	(806)
Forward Public Securities	4	4	0.0%	-
Public Securities - Brazil	10,642	10,581	41.2%	54		(115)
Public Securities - Other Countries	1,108	1,169	4.5%	0		61
Private Securities	10,416	10,270	40.0%	(2)		(145)
Retirement funds - client risk	1,387	1,387	5.4%	-		-
Derivative Financial Instruments	2,969	2,288	8.9%	(682)		-

Total	26,522	25,693	100.0%	(630)		(199)

Minimum (Allowance)/Goodwill Required					(829)

Additional Allowance Reclassification					255

Additional Allowance					(760)

Management Discussion and Analysis	109

Analysis of the Consolidated Balance Sheet

Credit Operations

The credit portfolio reached R$ 46,390 million included endorsements and sureties. The local currency credit portfolio reached R$ 29,157 million showed growth of 0.2% in the first quarter, not considering the effects of the portfolio of Banco Fiat acquired in the period. However, the foreign currency credit portfolio recorded a decline of 6.9% in the quarter, reached R$ 15,187 million, basically reflecting the effect of the appreciation of the currency on the balance of foreign currency financing.

Credit Operations

	With Fiat	Without Fiat			Variation with Fiat				Variation without Fiat
	Mar 31, 03	Mar 31, 03	Dec 31, 02	Mar 31, 02	Mar.03 - Dec.02		Mar.03 - Mar.02		Mar.03- Dec.02		Mar.03 - Mar.02
Loans	34,816	32,804	33,299	23,564	1,517	4.6%	11,252	47.8%	(494)	-1.5%	9,241	39.2%
Leasing	942	906	1,014	1,329	(73)	-7.2%	(387)	-29.1%	(108)	-10.6%	(422)	-31.8%
Other receivables	1,606	1,606	1,921	2,045	(315)	-16.4%	(439)	-21.5%	(315)	-16.4%	(439)	-21.5%
ACC/AEC	2,355	2,355	2,186	1,129	169	7.7%	1,226	108.6%	169	7.7%	1,226	108.6%
Subtotal	39,718	37,671	38,419	28,066	1,298	3.4%	11,652	41.5%	(748)	-1.9%	9,605	34.2%
Guarantees	6,672	6,672	6,995	4,474	(322)	-4.6%	2,198	49.1%	(322)	-4.6%	2,198	49.1%
Total	46,390	44,344	45,414	32,540	976	2.1%	13,850	42.6%	(1,071)	-2.4%	11,803	36.3%
(*)	In constant currency of December 31, 1995 up to this date; nominal values thereafter.
(**)	At March 31, 2003.
(1)	Credit Operations: Loans, Leases, Others Receivables and Advances on Exchange Contracts (AEC).
(2)	Guarantees: Endorsements, Sureties and Others guarantees.

Management Discussion and Analysis	110

Analysis of the Consolidated Balance Sheet

The credit portfolio of the area of large corporations was influenced by the continuation of the conservative credit strategy, coupled with more fragmented offers of funds for other segments. In the quarter, we also had a seasonal reduction in demand for credit and the effect of the appreciation of the currency on contracts with large corporations. The frequent reviews of rankings, especially of those customers with indebtedness in dollars, led to a decline in the share of the best levels of risk.

Without taking into consideration real estate loans and taking into consideration the impact of Banco Fiat, credit granted to private individuals showed growth of 18.2% in the first quarter. The portfolios of Banco Fiat and Finaustria were responsible for a significant 67.7% increase loans for the acquisition of vehicles, compared with December 2002. At the moment, Itau Holding holds some 15% of the Brazilian market in the automobile segment.

The integration of the portfolios of Banco Itau, Banco BBA and Banco Fiat led the private sector to record growth of 2.3% in comparison with December 2002, reaching R$ 45,228 million, or 97.5% of the total.

Credit operations intended for the public sector reached R$ 1,163 million, with a decline of 4.3% in the quarter.

Credit Portfolio Development Consolidated by Client Type(*)

R$ Million
								Variation
		Mar 31, 03		Dec 31, 02		Mar 31, 02		Mar.03 - Dec.02		Mar.03 - Mar.02
		Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
	Corporate	27,492	59.3%	28,219	62.1%	17,164	52.7%	(726)	-2.6%	10,329	60.2%
	Small and Medium-Sized Companies	4,262	9.2%	4,376	9.6%	3,208	9.9%	(115)	-2.6%	1,054	32.8%
	Individuals	9,751	21.0%	7,693	16.9%	6,863	21.1%	2,058	26.8%	2,888	42.1%
	Credit Card	2,618	5.6%	2,774	6.1%	2,606	8.0%	(156)	-5.6%	12	0.4%
	Subtotal	44,123	95.1%	43,062	94.8%	29,841	91.7%	1,061	2.5%	14,282	47.9%
Real State Financing	Ind.	2,154	4.6%	2,225	4.9%	2,504	7.7%	(71)	-3.2%	(351)	-14.0%
	Bus.	113	0.2%	127	0.3%	195	0.6%	(14)	-11.0%	(82)	-41.9%
	Subtotal	2,267	4.9%	2,352	5.2%	2,700	8.3%	(85)	-3.6%	(433)	-16.0%
	Total	46,390	100.0%	45,414	100.0%	32,540	100.0%	976	2.1%	13,850	42.6%
(*)	Endorsements and sureties included

Credit Portfolio Development Consolidated by Client Type(*)

(*)	Endorsements and sureties included

Management Discussion and Analysis	111

Analysis of the Consolidated Balance Sheet

Credit Portfolio by Business Sector

The significant depreciation of the currency over the last 12 months, the slowing down of the economy and the seasonal downturn itself reinforced the conservatism of the credit policy in the quarter, resulting in a R$ 854 million decrease in funds intended for corporations. The telecommunications and electricity sectors, directly affected by the circumstances of the economy, were submitted to frequent reviews of their risk ratings, which resulted in gradual decreases in their respective percentage shares.

As a result of the situation of the telecommunications sector and the gradual increase in past due and abnormal credit operations, the Bank maintained the strategy of preventive downgrades.

With regard to the Electricity Generation and Distribution sector, the volume of operations fell 4.5%, compared with December 2002. Some 48.6% of the funds are linked to foreign currency, and 73.9% are ranked between “AA” and “C”. As a measure for the containment of risk, diversification is one of the Bank’s concerns, in such a way that no sector accounted for more than 7.7% of the total portfolio.

Comparation of the Portfolio by Business Sector(*)

									R$ Million
	Mar 31, 03						Dec 31, 02		Mar 31, 02
	Loans	AEC/ACE	Leases	Endorsements	Consolidated	%	Consolidated	%	Consolidated	%
Public Sector
Chemicals and Petrochemicals	560	0	0	101	661	1.4	701	1.5	445	1.4
Others	413	0	0	89	502	1.1	515	1.1	652	2.0

Total of Public Sector	973	0	0	190	1,163	2.5	1,216	2.7	1,097	3.4

Private Sector
Industry
Food and Beverage	1,674	466	3	210	2,353	5.1	2,320	5.1	1,352	4.2
Siderurgy, Metallurgy and Mechanics	987	541	6	668	2,202	4.7	2,340	5.2	1,589	4.9
Chemicals and Petrochemicals	2,258	126	14	427	2,826	6.1	2,799	6.2	1,666	5.1
Electronic	379	58	4	241	682	1.5	809	1.8	791	2.4
Pulping and Paper	795	89	10	117	1,010	2.2	1,315	2.9	767	2.4
Light and Heavy Vehicles	560	53	1	555	1,169	2.5	1,102	2.4	580	1.8
Textile and Clothing	354	96	3	42	495	1.1	573	1.3	271	0.8
Mechanics	128	56	3	195	382	0.8	448	1.0	311	1.0
Tobacco	386	43	0	11	440	0.9	467	1.0	265	0.8
Fertilizer, Insecticide and Defensive	523	1	0	33	558	1.2	568	1.3	563	1.7
Autoparts and Accessories	236	142	61	90	528	1.1	483	1.1	178	0.5
Construction Material	639	11	1	20	671	1.4	652	1.4	280	0.9
Pharmaceutical	54	0	2	68	124	0.3	195	0.4	166	0.5
Wood and Furnitures	230	58	2	10	300	0.6	268	0.6	146	0.4
Tractors and Agricultural Machinery	162	38	0	35	235	0.5	197	0.4	77	0.2
Others	324	22	6	136	488	1.1	582	1.3	310	1.0
Subtotal	9,689	1,800	116	2,859	14,465	31.2	15,117	33.3	9,312	28.6
Commerce
Retail	1,439	218	25	117	1,799	3.9	1,826	4.0	1,190	3.7
Wholesale	300	3	4	134	441	1.0	440	1.0	246	0.8
Others	129	7	1	27	163	0.4	162	0.4	47	0.1
Subtotal	1,867	229	30	278	2,403	5.2	2,428	5.3	1,483	4.6
Services
Telecommunications	2,746	0	28	776	3,550	7.7	3,679	8.1	2,789	8.6
Power Generation and Distribution	2,096	0	13	413	2,522	5.4	2,641	5.8	1,518	4.7
Finance	1,030	0	21	1,060	2,111	4.5	2,095	4.6	1,159	3.6
Services Provider	599	4	46	105	754	1.6	785	1.7	576	1.8
Construction and Real State Companies	666	0	8	204	878	1.9	762	1.7	385	1.2
Real State Financing (Company)	113	0	0	0	113	0.2	127	0.3	195	0.6
Public Service Providers	385	0	2	151	537	1.3	515	1.3	251	0.8
Transports	292	0	11	73	376	0.8	389	0.9	231	0.7
Communication	159	0	0	6	164	0.4	161	0.4	0	-
Others	575	40	20	172	807	1.7	858	1.9	292	0.9
Subtotal	8,660	44	149	2,960	11,813	25.5	12,013	26.5	7,396	22.7
Primary Sector
Mining	189	7	3	262	461	1.0	430	0.9	514	1.6
Agriculture	1,029	273	1	105	1,408	3.0	1,383	3.0	608	1.9
Others	20	1	0	0	22	0.0	32	0.1	2	0.0
Subtotal	1,238	281	4	367	1,891	4.1	1,845	4.1	1,125	3.5
Others Businesses	121	0	10	2	132	0.3	103	0.2	154	0.5
Others Individuals
Credit Cards	2,618	0	0	0	2,618	5.6	2,774	6.1	2,606	8.0
Real State Financing	2,154	0	0	0	2,154	4.6	2,225	4.9	2,504	7.7
CDC/Vehicles/ Current Account	9,101	0	633	16	9,751	21.0	7,693	16.9	6,863	21.1
Subtotal	13,873	0	633	16	14,523	31.3	12,692	27.9	11,973	36.8

Total of Private Sector	35,449	2,355	942	6,482	45,227	97.5	44,198	97.3	31,443	96.6
GENERAL TOTAL	36,421	2,355	942	6,672	46,390	100.0	45,414	100.0	32,540	100.0
(*)	Endorsements and sureties included

Management Discussion and Analysis	112

Analysis of the Consolidated Balance Sheet

Maturity of Credit Portfolio

Credit Portfolio by Currency and Risk Level (*)

R$ Million
March / 2003	Risk Level	Consolidated	%	Itaú Europa	Itaú Argentina	Other Companies
Foreign Trade		10,829	100.0	2,112	57	8,660
	AA	3,915	36.2	1,114	1	2,800
	A	3,072	28.4	663	14	2,395
	B	2,058	19.0	145	-	1,913
	C	1,214	11.2	191	18	1,005
	D	425	3.9	-	-	425
	E	37	0.3	-	-	37
	F	42	0.4	-	24	18
	G	1	0.0	-	-	1
	H	66	0.6	-	-	66
Other Operations in Foreign Currency		4,359	100.0	489	472	3,398
	AA	1,857	42.6	121	108	1,628
	A	1,198	27.5	242	23	933
	B	701	16.1	58	157	487
	C	255	5.8	10	17	228
	D	150	3.4	59	87	3
	E	1	0.0	-	1	0
	F	94	2.2	-	55	40
	G	2	0.0	-	1	1
	H	100	2.3	-	22	79
Total - Operations in Foreign Currency		15,187		2,601	528	12,058
In Local Currency		31,203	100.0	-	-	31,203
	AA	6,124	19.6	-	-	6,124
	A	9,243	29.6	-	-	9,243
	B	8,256	26.5	-	-	8,256
	C	2,999	9.6	-	-	2,999
	D	2,051	6.6	-	-	2,051
	E	882	2.8	-	-	882
	F	692	2.2	-	-	692
	G	160	0.5	-	-	160
	H	795	2.5	-	-	795
Total		46,390		2,601	528	43,260
(*)	Endorsements and sureties included

Management Discussion and Analysis	113

Analysis of the Consolidated Balance Sheet

Credit Portfolio by Currency(*)

							R$ Million
	Mar 31, 03		Dec 31, 02		Mar 31, 02		Variation (%)
	Balance	%	Balance	%	Balance	%	Mar03/Dec02	Mar03/Mar02
Indexed in Foreign Currency	6,751	14.6%	7,371	16.2%	4,293	13.2%	-8.4%	57.3%
In Foreign Currency	8,436	18.2%	8,943	19.7%	4,161	12.8%	-5.7%	102.7%
Subtotal	15,187	32.7%	16,313	35.9%	8,454	26.0%	-6.9%	79.6%
In Local Currency	31,203	67.3%	29,101	64.1%	24,086	74.0%	7.2%	29.5%
Total	46,390	100.0%	45,414	100.0%	32,540	100.0%	2.1%	42.6%
(*)	Endorsements and sureties included

Stockholders’ Equity

At March 31, 2003, Itau Holding’s stockholder’s equity reached R$ 9,983 million, growing 10.5% over the final balance of the fourth quarter of 2002. For the association between Banco Itau and Banco BBA to be put into effect, 3,444,956,000 registered preferred shares, representative of Banco Itau’s capital, were issued, and this increased the stockholders’ equity of Itau Holding by R$ 522 million.

The solvency ratio, calculated in accordance with the rules of the Brazilian Central Bank, improved in the quarter, reaching 19.7%. This figure is considerably greater than the minimum of 11% required by the body responsible for bank regulation and supervision in Brazil. Tier 1 capital corresponds to 81.0% of the adjusted referential equity at the end of the period.

The fixed assets ratio, calculated based on the financial and economic consolidated balance sheet, was 34.2%, demonstrating the high liquidity and low levels of fixed assets of the non-financial subsidiary companies. The same ratio calculated based on the operating consolidated group was 46.5%.

The working capital reached R$ 7,599 million, rising 15.0% in comparison with the balances of December 2002.

BIS Ratio Evolution

	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02
EFFECTS IN THE PERIOD
Calculation of Interest Rate Risk	0.0%	0.0%	0.0%	-0.1%
Quarter Net Income	1.4%	0.7%	1.3%	1.2%
Interests on Capital Amounting	-0.4%	-0.8%	-0.1%	-0.1%
Variation in Exchange Exposure	0.5%	-2.6%	2.9%	-0.5%
Other increase (reductions) in the Reference Equity	0.1%	0.3%	0.0%	0.0%
Increase/Reduction in risk Weighted Asset	0.7%	0.7%	-2.4%	-1.2%
Shares on Treasury	-0.1%	0.0%	0.0%	-0.1%
Subordinated Debt	-0.3%	1.2%	0.4%	0.9%
Variation of market value for the period	0.2%	0.5%	-0.5%	-
Acquisition Effects of BBA	0.0%	1.5%	-	-
Acquisition Effects of Banco Fiat	-0.8%	-	-	-

BIS RATIO	19.7%	18.4%	16.9%	15.3%	15.2%

Management Discussion and Analysis	114

Analysis of the Consolidated Balance Sheet

Calculation of the BIS Solvency Ratio

At March 31, 2003	R$ Million
Stockholders’ Equity Banco Itau	11,199
Minority stockholders not excluded from consolidated	1,007
Unrealized profit from transactions with subsidiary companies	(28)
Share Issue	0
Subordinated Debt	4,966

Referential Equity	17,144

Swap Operations risk	(24)
Foreign Exchange risk	(1,780)
Interest rate risk	(120)
Others	(197)

Adjusted referential equity	15,023

We present below a summary of the solvency ratio, based on the economic and financial consolidated balance sheet.

		R$ Million
		Mar 31, 03
( A )	On-Balance Sheet Assets	69,966
( B )	Off-Balance Sheet Exposures	6,235
( C ) = ( A ) + ( B )	Total Risk Weighted Assets	76,201
( D )	Adjusted Reference Capital	15,023
( E ) = ( D ) / ( C )	Risk Based Ratio	19.7

		Mar 31, 03
( A ) ASSETS		Assets	Risk-Weighted
0%
	Cash	1,179	-
	Credits and Securities Issued or Guaranteed by Brazilian Central Government	21,231	-
	Central Bank Deposits	9,029	-
	Credit with Banking Subsidiaries and Others	6,757	-

20%
	Deposits in Foreign Currency	339	68
	Checks in Clearing	1,593	319
	Deposits with Other Banks and Others	3,967	793
	Others	1,478	296

50%
	Deposits and funds applied in Interbank Deposits	4,849	2,424
	Credits and Other Claims Guaranteed by Other Banks	3,368	1,684
	Foreign Trading and Exchange Portfolio	3,894	1,947
	Real State Financings	2,232	1,116
	Real State Securities	1,156	578
	Others	251	126

100%
	Credits and Other Claims on the Private Sector	33,225	33,225
	Premises and Equipment	2,402	2,402
	Investments	913	913
	Private Sector Securities	9,211	9,211
	Credits and Securities Issued by Brazilian States and Municipals	225	225
	Others	3,130	3,130

300%	Tax Credits	3,837	11,510

TOTAL	114,266	69,966

( B ) OFF-BALANCE SHEET EXPOSURES		Exposure	Risk-Weighted
50%
	Standby letters of credit	5	3
	Responsibility for guarantees and coobligation (for other banks)	900	450

100%
	Import trading	60	60
	Responsibility for guarantees (for customers)	5,864	5,864
	Positive market value - SWAP	(141)	(141)
TOTAL		6,687	6,235
( C ) TOTAL RISK WEIGHTED ASSETS			76,201

( D ) ADJUSTED REFERENTIAL EQUITY		15,023

Management Discussion and Analysis	115

Analysis of the Consolidated Balance Sheet

Balance Sheet by Currency(*)

The Balance Sheet by currency shows the balances linked to domestic currency and foreing currencies. As of March 31, 2003 the net position (including investments overseas) was US$ 761 million, keeping the same level of December 31, 2002 that was US$ 762 million.

R$ Million
	Mar 31, 03					Dec 31, 02
		BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
ASSETS	CONSOLIDATED	TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY
Cash and Cash Equivalents	1,730	1,237	1,094	144	503	144
Short-term Interbank Deposits	15,131	10,500	10,349	151	6,290	101
Money Market	9,581	9,433	9,348	85	149	0
Interbank Deposits	5,549	1,067	1,002	66	6,142	101

Securities	25,992	19,471	15,993	3,477	10,082	2,075

Interbank and Interbranch Accounts	10,716	10,689	10,646	43	27	14

Loan and Leasing Operations	32,792	25,698	22,279	3,419	12,290	4,030

Other Assets	23,323	22,083	15,839	6,245	2,870	5,004
Foreign Exchange Portfolio	10,362	10,045	3,886	6,159	1,006	4,920
Others	12,961	12,038	11,953	86	1,863	84

Permanent Assets	3,414	10,345	2,600	7,745	1,687	7,615
Investments in	913	7,989	245	7,745	1,542	7,615
Fixed Assets	2,215	2,129	2,129	0	86	0
Deferred Expenses	286	227	227	0	59	0

TOTAL ASSETS	113,098	100,023	78,800	21,223	33,749	18,983

DERIVATIVES - CALL POSITIONS
Futures				5,000		5,659
Options				592		168
Swaps				11,932		12,495

TOTAL ASSETS AFTER ADJUSTMENTS (a)				38,747		37,304

	Mar 31, 03					Dec 31, 02
		BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
LIABILITIES	CONSOLIDATED	TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY
Deposits	37,991	29,706	29,676	30	8,588	1
Demand Deposits	7,561	6,463	6,433	30	1,108	1
Savings Accounts	17,358	17,249	17,249	0	109	0
Interbank Deposits	1,042	495	495	0	547	0
Time Deposits	12,030	5,499	5,499	0	6,824	0

Deposits Received under Securities Repo Agreements	11,417	10,341	10,341	0	1,076	0
Funds from Acceptances and Issue of Securities	5,256	4,501	753	3,748	3,155	3,961

Interbank and Interbranch Accounts	2,459	2,458	2,195	264	0	263

Borrowings	9,379	8,158	176	7,982	6,500	5,191

On-lending Borrowings	4,523	4,523	3,595	928	0	830

Derivative Financial Instruments	1,277	1,091	1,091	0	535	0

Other Liabilities	24,882	22,651	15,345	7,306	5,962	5,508
Foreign Exchange Portfolio	8,094	7,744	3,753	3,991	997	2,618
Others	16,788	14,907	11,592	3,315	4,965	2,890

	0	0	0	0	0	0
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	4,804	4,804	4,804	0	0	0

Deferred Income	95	65	65	0	30	0

Minority Interest in Subsidiaries	1,031	1,740	1,740	0	160	0

Stockholder’s Equity	9,983	9,983	9,983	0	7,745	0
Capital and Reserves	9,269	9,269	9,269	0	7,432	0
Net Income	714	714	714	0	313	0

TOTAL LIABILITIES	113,098	100,023	79,765	20,258	33,749	15,754

DERIVATIVES - PUT POSITIONS
Futures (Include Funds under Management)				3,761		6,222
Options				709		278
Swaps (Include Funds under Management)				11,468		12,359

TOTAL LIABILITIES AFTER ADJUSTMENT (b)				36,196		34,613

FOREIGN EXCHANGE POSITION (a - b) R$				2,551		2,691

FOREIGN EXCHANGE POSITION (a - b) US$				761		762
(*)	It does not exclude transactions between local and foreign business.

Analise Gerencial da Operacao	116

Activities Abroad and Foreign Exchange

Activities Abroad and Foreign Exchange

Activities Abroad

Among Brazilian-owned business groups, Itau conglomerate is positioned as one of those with the broadest international presence, whether measured in terms of distribution of service locations or capitalization of its international units. This presence, evidenced by the soundness of our branches in New York and Cayman Island, Banco Itau Buen Ayre, our representative offices in Frankfurt and Miami, our Itaubank subsidiary, Banco Itau Europa and Banco Itau Europa Luxembourg (these last two are controlled by Itausa), was reinforced by the association with Banco BBA through its abroad units in Nassau, Montivideo and its representative office in Buenos Aires. As of March 31, 2003, consolidated investments overseas totaled US$ 2,310 million (including non-financial business).

“Investment grade” european bank since 2000, Banco Itau Europa has concentrated its efforts on contributing to the growing commercial and investment flows between european countries and Brazil, as well as the structuring of financing to support the international business of brazilian companies. Itau Europa continued its steady growth reporting consolidated assets of R$ 8,653 million (see Note 21b of financial statements), and significant participation in european capital markets.

US$ Million
Banking Activities	Mar 31, 03		Dec 31, 02		Mar 31, 02		Dec 31, 01
		Stockholders’		Stockholders’		Stockholders’		Stockholders’
	Assets	Equity	Assets	Equity	Assets	Equity	Assets	Equity
		2,131.0		2,035.0		1,711.6		1,721.4
Grand Cayman and New York Branches	3,741.6	568.9	3,401.4	504.8	4,093.8	1,001.9	4,207.7	976.7
Itaú Buen Ayre S.A.	351.1	102.4	295.8	95.6	296.4	111.0	673.5	149.2
Itaú Bank Ltd.	1,269.9	774.2	1,270.3	745.3	747.9	347.3	750.1	340.8
Banco Itaú Europa Luxembourg S.A. (*)	-	-	244.5	28.6	137.0	27.6	158.4	27.1
Banco Itaú Europa S.A.	2,580.5	270.8	2,695.4	233.6	1,641.7	180.0	1,596.8	184.2
IFE - Bemge - Uruguay S.A.	7.3	5.8	46.1	40.5	336.1	38.8	361.1	38.3
Banco Del Paraná S.A.	9.5	4.4	10.0	2.8	22.5	5.0	38.7	4.9
Banco BBA and Subsidiaries	2,176.2	404.6	1,986.3	383.8	-	-	-	-
(*)	In the first quarter of 2003 Banco Itau Euopa Luxembourg S.A. was consolidated with Banco Itau Europa S.A.

Geographical Distribution of Trade Lines

During the first quarter of 2003 the international investments flow to Brazil were improved with the reduction of the credit lines restrictions in the international market that occurred in the year 2002. In this first quarter, even in a restrictive scenario, Banco Itau had a trade lines Renovation/Issues average ratio of approximately 150% carrying an average spread of 2.3%pa. The distribution of trade lines has continued to be broadly based in relation to sources and the Banco BBA association positively affected this situation enhancing its range and performance.

Trade Lines Composition

Country	Itaú	Itaú-BBA	Itaú + Itaú-BBA
United States	32.0%	22.2%	28.8%
Germany	15.8%	15.2%	15.7%
Latin America	5.2%	11.7%	7.1%
Switzerland	1.6%	3.5%	2.0%
England	12.7%	4.9%	10.5%
Asia	4.1%	8.5%	5.4%
Holand	9.5%	7.2%	8.9%
Canada	4.2%	6.8%	5.0%
Spain	3.2%	6.4%	4.2%
France	5.0%	5.1%	5.1%
Portugal	5.7%	0.0%	4.2%
Italy	1.0%	0.0%	0.8%
Nordic Countries	0.0%	8.5%	2.4%

            Trade Lines Distribution (Itau + Itau-BBA)

Foreign Resources Obtained in 2003

Among foreign resources obtained in the first quarter of 2003 we highlight the following:

Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %

Fixed Rate Notes Cayman Branch(*)	Itau Grand Cayman and BNP Paribas	65	02/20/03	08/19/03	6.000%
Euro Certificate of Deposit	Itaubank and JP Morgan Chase	206
Structures Notes		17
Physical Cds		115
Time Deposit		6

Total		409
(*)	Amount in US$ equivalent to E$ 60 Million

Management Discussion and Analysis	118

Activities Abroad and Foreign Exchange

Banco Itau Buen Ayre

In first quarter of 2003 the argentinean peso has valuated 11.57% when compared to the american dolar after an uncertain political and economical scenario in the year 2002. This valuation strongly affected the first quarter recurring net income related to assets and liabilities linked to the american dolar.

Banco Itau Buen Ayre

Balance Sheet	US$ Million
Exchange Rate Parity Peso/US$	2.9861			3.3768	3.0061	1.0000
	Mar 31, 03			Dec 31, 02	Mar 31, 02	Dec 31, 01
ASSETS	Pesos	US$	Total	Total	Total	Total

Current and Long Term Assets	174	139	313	262	274	606
Cash and cash equivalents	44	13	57	41	31	69
Interbank Funds Applied	2	-	2	4	12	7
Securities	26	85	111	92	90	125
Interbank and Interbranch Accounts	2	1	2	2	9	40
Loan and Leasing Operations	128	30	158	135	145	316
Allowance for loan losses	(40)	(4)	(45)	(43)	(21)	(33)
Prepaid Expenses	1	-	1	1	-	1
Other Assets	12	16	28	30	9	82
Permanent Assets	38	-	38	34	22	67

Total Assets	212	139	351	296	296	673

	Mar 31, 03			Dec 31, 02	Mar 31, 02	Dec 31, 01
LIABILITIES	Pesos	US$	Total	Total	Total	Total

Current and Long Term Liabilities	216	33	249	201	186	524
Deposits	201	20	221	165	164	430
Borrowing	-	10	10	11	13	10
Other Liabilities	15	2	18	25	9	84
Stockholders’ Equity	102	-	102	96	111	149
Capital and Reserves	105	-	105	44	50	148
Recurring Result of the Period	(3)	-	(3)	1	1	1
Extraordinary Result of the Period	-	-	-	51	60	-

Total Liabilities	319	33	351	296	296	673

Loan and Leasing Operations	Mar 31, 03			Dec 31, 02	Mar 31, 02	Dec 31, 01
BREAKDOWN	Pesos	US$	Total	Total	Total	Total
Individuals	31	0	32	30	49	118
Companies	96	30	125	105	96	198
Total	128	30	158	135	145	316

Allowance for Loan Losses
	Mar 31, 03			Dec 31, 02	Mar 31, 02	Dec 31, 01
BREAKDOWN	Pesos	US$	Total	Total	Total	Total
Individuals	(30)	-	(30)	(15)	(20)	(29)
Companies	(11)	(4)	(15)	(28)	(1)	(3)
Total	(40)	(4)	(45)	(43)	(21)	(33)

Credit Portfolio Composition by Risk Level
	Mar 31, 03									Total
	AA	A	B	C	D	E	F	G	H	Portfolio
Portfolio - Individuals	-	-	24	1	0	0	0	0	6	32
Portfolio - Companies	33	11	23	10	26	0	23	0	0	125
Portfolio - Total	33	11	47	11	26	0	24	0	7	158
Allowance	-	(0)	(0)	(0)	(3)	(0)	(12)	(0)	(7)	(22)
Excess Allowance	-	-	(21)	(1)	(0)	(0)	(0)	(0)	-	(23)
Allowance - Total	-	(0)	(22)	(1)	(3)	(0)	(12)	(0)	(7)	(45)

	Dec 31, 02									Total
	AA	A	B	C	D	E	F	G	H	Portfolio
Portfolio - Individuals	-	-	20	0	0	0	0	0	8	30
Portfolio - Companies	20	15	10	8	30	-	21	-	-	105
Portfolio - Total	20	15	30	8	31	0	22	0	8	135
Allowance	-	0	(0)	0	(3)	0	(11)	0	(9)	(23)
Excess Allowance	-	-	(4)	0	(4)	0	(11)	0	-	(20)
Allowance - Total	-	0	(5)	(1)	(7)	0	(22)	0	(9)	(43)

Relevant Data
	Mar 31, 03	Dec 31, 02	Mar 31, 02	Dec 31, 01
Recurring net income per quarter (In US$ Million)	(3)	0	1	(8)
Extraordinary net income per quarter (In US$ Million)	-	(1)	60	-
Net Distribution	-	-	-	-
Branches	78	78	78	80
CSBs	24	24	25	24
Automated Teller Machines	247	290	300	308
Employees	1,013	1,001	1,228	1,370

Management Discussion and Analysis	119

Risk Management

Risk Management

Market Risk

Domestic Market

The first quarter of 2003 was marked by a significant improvement in the expectations for the Brazilian economy, generated by the market’s positive assessment of the economic policy proposed by the new government. In spite of the expectations for inflation in 2003 continuing above the established target, which led the Monetary Policy Committee (COPOM) to increase the basic interest rate from 25% to 26.5% in the period, there was a significant reduction in volatility of the principal risk factors.

The table below presents an analysis of risk positions resulting from commercial operations and those linked to the management of risk of the same (Structural Gap) in Brazil, calculated using proprietary models. The decline of VaR in all markets is the effect of the reduction in volatility that occurred in the period.

Structural Gap VaR(*)

		R$ Million
	Mar 31, 03	Dec 31, 02
Fixed Rate Risk Factor	4.9	10.6
Benchmark Rate (TR) Risk Factor	27.7	46.7
Foreign Exchange Risk Factor	55.1	63.1
Diversification Impact	(44.0)	(59.5)
Global VaR	43.7	61.0

The trading desk for the bank’s own portfolio illustrated below seeks the best alternatives from among the various business opportunities available in domestic and international markets. Despite the fact that it is very susceptible to market conditions and the fact that the portfolio can change significantly, the portfolio is more liquid and its management more dynamic. As demonstrated in the table below, value at risk for the trading portfolios of the bank is very small, representing an insignificant portion of the capital of the bank.

Besides the reduction in volatility mentioned above, the lower exposure of the foreign currency trading desk, coupled with the good management of the domestic portfolio, contributed towards the decline in VaR, compared with the previous quarter.

Own Portfolio Trading Desk VaR(*)

		R$ Million
	1st Q./03	4th Q./02
Local Currency Trading Desk	0.1	-
Foreign Currency Trading Desk	1.0	2.7
Floating rate Desk	1.3	0.6
Options Desk	2.3	3.4
Overseas market Desk	0.9	1.4
Diversification Impact	(2.1)	(1.4)
Global VaR	3.5	6.8
Maximum Global VaR	6.2	12.9
Minimum Global VaR	2.1	3.4
(*)	VaR refers to the maximum potential loss of 1 day, with a 99% confidence level.

International Market

The global scenario during the first quarter shows a slow recovery in the world economy. The IMF forecasts real growth in domestic demand of 2.6% in 2003, far short of the USA’s historical standard. Moreover, growth of 2.7% is expected in the United Kingdom, 1.1% in the Euro zone, and 0.6% in Japan. The war in Iraq helped to exacerbate the climate of pessimism in the international financial market, reinforcing the negative prospects for the American economy and a climate of anxiety about the world economy.

However, in spite of this international panorama, the improvement in the domestic scenario resulted in the reduction of some 400 basis points in the perception of Brazilian sovereign risk. The low interest rates practiced in the international market made investors redirect their investments towards Brazilian assets with a greater return. An improvement was noted in the flow of funds to Brazil, with the resumption of fund raising abroad, albeit of a short term.

The overall Overseas risk, made up of the branches in Grand Cayman, New York and Itau Bank, showed a slight decrease, which was consistent with the improvement in the scenario of Brazilian risk. Itau maintained a conservative policy, in light of the uncertainties in the international market.

Overseas VaR(*)

		US$ Million
	Mar 31, 03	Dec 31, 02
Sovereign Risk Factor	5.9	7.1
Libor Risk Factor	0.4	0.4
Diversification Impact	(0.3)	(0.3)
Global VaR	5.9	7.2
Maximum Global VaR	10.9	9.6
Minimum Global VaR	4.0	5.3

Banco Itau Europa presented a decrease in the sovereign risk factor. The composition of its portfolio demonstrates that the institution intensified the conservative policy that continued to be adopted throughout 2002, restricting the institution’s exposure to the sovereign risk factor.

Banco Itau Europa VaR(*)

		US$ Million
	Mar 31, 03	Dec 31, 02
Euribor Risk Factor	0.1	0.1
Libor Risk Factor	0.1	0.1
Sovereign Risk Factor	0.2	0.5
Diversification Impact	(0.1)	(0.1)
Global VaR	0.2	0.6
Maximum Global VaR	0.9	0.6
Minimum Global VaR	0.1	0.2

Management Discussion and Analysis	121

Risk Management

The Argentinean economy presented, in this first quarter, an improvement in the local scenario, which was reflected positively in the expectations for growth for this year. Considering this more favorable situation in the Argentinean market, there was a small increase in the bank’s exposure in pesos, which explains the increase of this risk factor. However, the composition of its portfolio shows that Itau continues to apply a conservative policy, not generating any oscillation in the maximum and minimum Overall VaR.

Banco Itau Buen Ayre VaR(*)

		US$ Million
	Mar 31, 03	Dec 31, 02
Libor Risk Factor	0.1	-
Peso Risk Factor	0.3	0.1
Diversification Impact	(0.1)	(0.0)
Global VaR	0.3	0.1
Maximum Global VaR	0.4	0.5
Minimum Global VaR	0.1	0.1
(*)	VaR refers to the maximum potential loss of 1 day, with a 99% confidence level.

Itau-BBA

Since this is an investment bank, focusing on transactions with large corporations, Itau-BBA presents a market risk management similar to that seen in the own portfolio trading area of Banco Itau, where market conditions drive the definition of trading strategies and, consequently, the profile of the bank’s portfolio.

Itau-BBA VaR(*)

		R$ Million
	Mar 31, 03	Dec 31, 02
Fixed Rate Risk Factor	6.6	4.5
Exchange Indexation Risk Factor	3.8	12.3
Exchange Variation Risk Factor	7.7	12.5
Equities Risk Factor	2.9	2.4
Sovereign Risk Factor	9.2	9.5
Diversification Impact	-6.5	-11.2
Global VaR	23.7	30
Maximum Global VaR	34.2	36.2
Minimum Global VaR	11.8	5.4

The lower volatility observed in the period, coupled with the active risk management of the institution’s portfolio, brought about a reduction of the Value at Risk of the positions taken up. We point out once again that the Overall VaR of Itau-BBA also accounts for an insignificant portion of the institution’s Net Equity.

Back Testing

The efficiency of the Value at Risk model is proven using back-testing techniques which compare actual daily gains and losses with the percentage of cases where the result fell outside pre-established maximum loss limits. The number of violations of the VaR limits established should agree within a pre-established margin of safety, using a level of confidence of 99%.

To illustrate the trustworthiness of risk measures generated by the models used by Banco Itau, we present back-testing graphs for structural positions in fixed rate, U.S. dollar, referential rate markets, and the total for the period from April/02 to March/03.

Management Discussion and Analysis	122

PricewaterhouseCoopers [LOGO]

PriceWaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 Sao Paulo, SP - Brasil Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

May 02, 2003

To the Board of Directors and Stockholders

Banco Itau Holding Financeira S.A.

1.	In connection with our limited review of the Quarterly Information of Banco Itau Holding Financeira S.A. and its subsidiary companies (consolidated) as of March 31, 2003, on which we issued a report without exceptions dated May 2, 2003, we also performed a review of the supplementary information included in Management’s Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiary companies.
2.	Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management’s Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank and its subsidiary companies’ financial position and operations. The supplementary information included in Management’s Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the quarterly information.
3.	On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.
4.	We have previously reviewed the supplementary information included in Management’s Reports on the Consolidated Operations as of March 31, June 30, September 30 and December 31, 2002 of Banco Itau S.A. and its subsidiary companies (consolidated) and issued our reports without exceptions dated April 29, August 2, November 1, 2002 and March 7, 2003, respectively. This supplementary information for 2002 is presented for comparison with that related to March 31, 2003 of Banco Itau Holding Financeira S.A., which became the sole shareholder of Banco Itau S.A., as described in Note 1.

/s/ PricewaterhouseCoopers PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	/s/ Ricardo Baldin Ricardo Baldin Partner CRC 1SP110374/O-0

Management Discussion and Analysis	123